   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 30, 1995.

                                                  REGISTRATION NO. 33-58539

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------

                          COMMUNITY BANK SYSTEM, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                               16-1213679
     (STATE OR OTHER JURISDICTIONOF       (I.R.S. EMPLOYERIDENTIFICATION NO.)
     INCORPORATION OR ORGANIZATION)


                            5790 WIDEWATERS PARKWAY
                             DEWITT, NEW YORK 13214
                                 (315) 445-2282
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                      SANFORD A. BELDEN, PRESIDENT AND CEO
                            5790 WIDEWATERS PARKWAY
                             DEWITT, NEW YORK 13214
                                 (315) 445-2282
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

  It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:

         GEORGE J. GETMAN, ESQ.                 LAWRENCE A. LAROSE, ESQ.
      BOND, SCHOENECK & KING, LLP            CADWALADER, WICKERSHAM & TAFT
           ONE LINCOLN CENTER                       100 MAIDEN LANE
        SYRACUSE, NEW YORK 13202                NEW YORK, NEW YORK 10038
             (315) 422-0121                          (212) 504-6000


  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [_]

  If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [_]

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                          COMMUNITY BANK SYSTEM, INC.

                             CROSS REFERENCE SHEET

       SHOWING LOCATION IN PROSPECTUS OF INFORMATION REQUIRED BY FORM S-2

 ITEM
 NO.         REGISTRATION STATEMENT ITEM AND HEADING              LOCATION IN PROSPECTUS
 ----        ---------------------------------------              ----------------------
  1.   Forepart of the Registration Statement and Outside
        Front Cover Page of Prospectus..................... Outside Front Cover Page
  2.   Inside Front and Outside Back Cover Pages of
        Prospectus......................................... Inside Front and Outside Back
                                                            Cover Pages of Prospectus;
                                                            Available Information
  3.   Summary Information, Risk Factors and Ratio of
        Earnings to Fixed Charges.......................... Prospectus Summary;
                                                            Special Considerations; Selected
                                                            Consolidated Financial Information
  4.   Use of Proceeds..................................... Use of Proceeds
  5.   Determination of Offering Price..................... Underwriting
  6.   Dilution............................................ Not Applicable
  7.   Selling Security Holders............................ Not Applicable
  8.   Plan of Distribution................................ Underwriting
  9.   Description of Securities to be Registered.......... Description of Capital Stock
 10.   Interests of Named Experts and Counsel.............. Not Applicable
 11.   Information with Respect to the Registrant.......... Prospectus Summary; The Company;
                                                            The Acquisition; Selected
                                                            Consolidated Financial Information;
                                                            Management's Discussion and
                                                            Analysis of Financial Condition and
                                                            Results of Operations; Business;
                                                            Management; Consolidated
                                                            Financial Statements
 12.   Incorporation of Certain Information by Reference... Incorporation of Certain
                                                            Information by Reference
 13.   Disclosure of Commission Position on Indemnification
        for Securities Act Liabilities..................... Not Applicable

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY STATE.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

     SUBJECT TO COMPLETION; PRELIMINARY PROSPECTUS DATED MAY 30, 1995



  LOGO                     COMMUNITY BANK SYSTEM, INC.

                         750,000 SHARES OF COMMON STOCK

      90,000 SHARES OF CUMULATIVE PERPETUAL PREFERRED STOCK, SERIES A

  This Prospectus relates to two separate offerings, one of 750,000 shares of Common Stock, par value $1.25 per share (the "Common Stock") of Community Bank System, Inc. (the "Company"), and the other of 90,000 shares of Cumulative Perpetual Preferred Stock, Series A (the "Preferred Stock") of the Company. The offerings of Common Stock and Preferred Stock are referred to herein as the Common Stock Offering and the Preferred Stock Offering, respectively, and collectively as the Offerings.

  The Company is a bank holding company incorporated under the laws of the State of Delaware, which is the parent of Community Bank, National Association, a federally chartered national bank (the "Bank"). The Company's outstanding Common Stock is traded over-the-counter on the Nasdaq National Market under the symbol CBSI. On May 26, 1995, the last closing bid price of the Common Stock on the Nasdaq National Market was $25.00 per share. See "Description of Capital Stock" and "Market for Common Stock and Dividends." The offering price per share of Common Stock will be determined by agreement between the Company and the Underwriters. See "Underwriting."

  The offering price per share of Preferred Stock is $100.00. Holders of shares of Preferred Stock will be entitled to a cumulative cash dividend at the rate of % per annum which dividend will be payable semi-annually on September 30 and March 31 of each year. The Preferred Stock has a perpetual maturity and is redeemable, in whole or in part, at the option of the Company on or after September 30, 1995 at the declining redemption price set forth herein. See "Description of Capital Stock -- Preferred Stock."

  The Company has reserved up to 40,000 shares of Common Stock (the "Reserved Shares") for sale to directors, officers, and employees of the Bank at the public offering price. See "Underwriting -- Reserved Shares."

  FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
  IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                       UNDERWRITING
                                            PRICE TO  DISCOUNTS AND  PROCEEDS TO
                                             PUBLIC   COMMISSIONS(1) COMPANY(2)
- --------------------------------------------------------------------------------
Per Share of Common Stock................      $            $             $
- --------------------------------------------------------------------------------
Per Reserved Share of Common Stock(3)....      $           $--            $
- --------------------------------------------------------------------------------
Total Common Stock(4)....................      $            $             $
- --------------------------------------------------------------------------------
Per Share of Preferred Stock.............   $100.00       $3.00        $97.00
- --------------------------------------------------------------------------------
Total Preferred Stock....................  $9,000,000    $270,000    $8,730,000

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $   .
(3) Assuming all Reserved Shares are sold directly by the Company.

(4) The Company has granted the Underwriters a 30-day option to purchase up to 112,500 additional shares of Common Stock to cover over-allotments, if any. If the Underwriters exercise this option in full, the total Price to Public of Common Stock, Underwriting Discount and Commissions, and Proceeds to the
    Company will be $   , $    and $   , respectively. See "Underwriting."

                                  -----------

  The shares of Common Stock and Preferred Stock are offered, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of certificates evidencing the Common Stock and the Preferred Stock will be made against payment therefor at the offices of M.A. Schapiro & Co., Inc., One Chase Manhattan Plaza, New York, New York, 10005 on
or about      , 1995.

                                  -----------

M.A. SCHAPIRO & CO., INC.

                                                        FIRST ALBANY CORPORATION

                  THE DATE OF THIS PROSPECTUS IS      , 1995.

  [Insert list of branch offices, map of market area showing acquired branches and current branch locations, and insert of market area in relation to New York State]

  IN CONNECTION WITH THESE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE COMMON STOCK AND THE PREFERRED STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  THE SHARES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR SAVINGS DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION ("FDIC") OR ANY OTHER GOVERNMENT AGENCY.

                               ----------------

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission ("the Commission"). Such reports, proxy statements and other information can be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 75 Park Place, New York, New York 10007 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates from the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549.

  The Company has filed with the Commission a Registration Statement on Form S-2 (together with all amendments and supplements thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Common Stock and the Preferred Stock. This Prospectus omits certain information contained in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock and Preferred Stock, reference is made to the Registration Statement, including the exhibits filed as a part thereof, which may be inspected at the principal office of the Commission without charge at 450 Fifth Street, N.W., Washington, D.C. 20549.

  Copies of the Registration Statement may be obtained from the Commission at its principal office at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed fees. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, where the contract or the document has been filed as an exhibit to the Registration Statement, each such statement is qualified in all respects by reference to the applicable document filed with the Commission.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  The following documents are incorporated in this Prospectus by reference:

    (i) The Company's Annual Report on Form 10-K for the year ended December 31, 1994; and

    (ii) All reports filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 1994.

  Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide, without charge and upon oral or written request, to each person to whom this Prospectus is delivered, a copy of any or all of the documents that have been incorporated by reference in this Prospectus (other than exhibits to such documents). Requests for such documents should be directed to Community Bank System, Inc., 5790 Widewaters Parkway, DeWitt, New York 13214, Attention: Ms. Loretta L. Marx, Corporate Secretary, (315) 445-2282.

                               PROSPECTUS SUMMARY

  The following summary is not intended to be complete and is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and the Notes thereto appearing elsewhere in this Prospectus and in the documents incorporated herein by reference.

                                  THE COMPANY

  Community Bank System, Inc. (the "Company") is a bank holding company headquartered in DeWitt, New York which owns all of the outstanding stock of Community Bank, National Association (the "Bank"). The Bank is a full service commercial bank providing a range of banking services through its two regional offices in Canton, New York and Olean, New York, and through a total of 36 banking offices in the counties of St. Lawrence, Jefferson, Lewis, Cayuga, Seneca, Ontario, Oswego, Allegany, Cattaraugus, Tioga and Steuben.

  As of March 31, 1995, the Company had consolidated assets and deposits of $960.3 million and $722.4 million, respectively. The Company's net income for the year ended December 31, 1994 was $10.1 million, or $3.59 per share, and its net income for the three month period ended March 31, 1995 was $2.8 million, or $0.98 per share.

  The Bank offers a broad range of financial services to both commercial and retail customers located in its market area, including accepting time, demand and savings deposits, and making secured and unsecured commercial, real estate and consumer loans. Related financial services provided include a range of trust services and the offering of annuities, mutual funds and other non-deposit investment products. The Bank's lending activities primarily take the form of commercial, agricultural, consumer and real estate loans and indirect consumer financing. The Bank's lending and investment activities are funded principally by deposits gathered through its retail branch office network.

  Consistent with its commitment to serving the financial needs of customers in the local communities where its offices are located, the Bank's marketing efforts are directed primarily towards individuals and small- to medium-sized businesses. The Bank's strategy for growth focuses primarily on the further development of its community-based retail branch network. As a community-oriented bank, the Bank's emphasis is on development of long-term customer relationships, personalized service, convenient locations, and responding to the specific needs of individuals and businesses in its market area. The Company believes that the local character of the business environment, knowledge of the customer and customer needs, and comprehensive retail and small business products, together with rapid decision-making at the branch and regional level, enable the Bank to compete effectively in its market area.

                              PENDING ACQUISITION

  The Bank and the Company have entered into a Purchase and Assumption Agreement (the "Agreement") with The Chase Manhattan Bank, N.A. ("Chase") for the acquisition of certain assets and the assumption of certain liabilities (the "Acquisition") relating to 15 Chase branch offices located in Norwich, Watertown (two), Boonville, New Hartford, Utica, Skaneateles, Geneva, Pulaski, Seneca Falls, Hammondsport, Canton, Newark (two) and Penn Yan, New York (the "Chase Branches"). Subject to the terms of the Agreement, on the closing date the Bank will assume deposits booked at the Chase Branches (the "Chase Deposits") and pay Chase a premium of 8.25% on the Chase Deposits. As of March 31, 1995 and April 30, 1995, the Chase Deposits totaled $450.9 million and $425.2 million, respectively. These amounts are subject to change due to run-off or growth of deposits occurring prior to the closing date. In addition, the Bank will acquire certain assets related to the Chase Branches including certain small business and consumer loans (the "Chase Loans"), which totaled approximately $25.2 million as of March 31, 1995, at face value, and branch facilities and fixed operating assets associated with the Chase Branches (the "Chase Assets") at a purchase price of approximately $5.3 million.

  Upon closing the Acquisition, based upon March 31, 1995 estimates, the amount of net cash to be received by the Bank from Chase would be approximately $385.3 million. This estimate is determined as follows: based upon March 31, 1995 estimates, the gross amount to be paid to the Bank by Chase pursuant to the Agreement is approximately $453.2 million consisting of (i) Chase Deposits of $450.9 million, (ii) accrued interest on Chase Deposits totaling approximately $2.0 million and (iii) a payment for post-retirement medical costs for transferred Chase employees approximating $331,000. The Agreement also provides that, based upon March 31, 1995 estimates, approximately $67.9 million is to be netted against the gross amount consisting of (i) a deposit premium totaling $37.2 million on $450.9 million of Chase Deposits as of March 31, 1995, (ii) $25.2 million of Chase Loans, (iii) $5.3 million for the Chase Assets and (iv) accrued interest receivable to be acquired by the Bank totaling $160,000.

  The Acquisition will have an adverse effect on the Company's and the Bank's regulatory capital. Under regulatory guidelines a "well-capitalized" institution is required to maintain a total risk-based capital ratio of 10.00%, a Tier I risk-based capital ratio of 6.00% and a Tier I leverage ratio of 5.00%. Assuming proceeds to the Company of approximately $25.7 million from the Offerings on a pro forma basis as of March 31, 1995, the Bank would have a total risk-based capital ratio of 9.93%, a Tier I risk-based capital ratio of 8.82% and a Tier I leverage ratio of 4.15%. These capital ratios will reflect a decline from the Bank's reported capital ratios at March 31, 1995 of 13.46% for total risk-based capital, 12.21% for Tier I risk-based capital and 6.59% for the Tier I leverage ratio. The interest rate risk profile of the Bank will change from being liability sensitive prior to the Acquisition to being asset sensitive following the Acquisition. This shift is due to the replacement of short-term capital market borrowings of the Bank with the longer-term core deposits of the Chase Branches and the initial investment of proceeds from the Acquisition into short-term investments.

  It is anticipated that the Acquisition will close during the third quarter of 1995. The closing is contingent upon, among other things, receipt by the parties of all necessary regulatory approvals. In the event that the Bank is unable to proceed to closing due to a lack of regulatory approval or the Company's inability to raise sufficient capital, the Bank is obligated to pay Chase a "break-up fee" of up to $1.85 million. The Offerings are conditioned upon the Bank receiving regulatory approval for the Acquisition but are not conditioned upon consummation of the Acquisition.

  The Company and the Bank view the Acquisition as a unique opportunity to augment the Bank's branch network in existing market areas, as well as to expand the Bank's network into contiguous markets in Central and Northern New York State. The acquisition of the Chase Branches provides the opportunity for the Bank to increase its business substantially and improve the quality of its services to existing market areas, without significantly increasing overhead or operating costs.

                             POTENTIAL DISPOSITION

  Subject to general market conditions and the Company's ongoing assessment of its business objectives, the Bank anticipates that there will be a reduction in deposits of approximately $108 million consisting of approximately $26 million of Chase Deposits expected to run-off between March 31, 1995 and consummation of the Acquisition and approximately $82 million in deposits divested through a combination of selling certain branch locations and related deposits and reducing public funds from the Bank's balance sheet. As of the date of this Prospectus, the Company has had several substantive discussions with potential purchasers of deposits, although no binding commitments have been made. The purpose of any such divestiture would be to mitigate any potential adverse impact of the Acquisition on the Company's earnings per share and tangible book value, reduce the Company's exposure to interest rate risk, and strengthen the Bank's capital ratios. Any such divestitures would occur subsequent to the consummation of the Acquisition, would be structured to maximize the Bank's business objectives at that time, and would help facilitate the Bank's return to a Tier I leverage ratio in the "well capitalized" range (above 5.0%), as defined by the Federal Deposit Insurance Corporation ("FDIC"), from the "adequately capitalized" range (between 4.0% and 5.0%) following the Acquisition.

                                  CAPITAL PLAN

  The Acquisition will have an adverse effect on the Company's and the Bank's regulatory capital ratios. In order to offset the reduction in regulatory capital ratios resulting from the Acquisition, the Company anticipates raising approximately $25.7 million (net of expenses) in the Offerings. The Company will contribute the additional capital to the Bank as capital surplus with the objective of maintaining the Bank's Tier I leverage ratio following consummation of the Acquisition in the "adequately capitalized" range, which is defined by the FDIC as between 4.0% and 5.0%.

                                 THE OFFERINGS

COMMON STOCK
 Common Stock Offered.............. 750,000 shares.(1)
 Common Stock Outstanding After the
  Common Stock Offering............ 3,539,750 shares.(2)
 Reserved Shares................... The Company has reserved up to 40,000 shares of Common Stock for sale to direc-
                                    tors, officers and employees of the Bank at
                                    the public offering price. See "Underwrit-
                                    ing -- Reserved Shares."
 Market For Common Stock........... The Common Stock is traded over-the-counter on the Nasdaq National Market under the
                                    symbol "CBSI."
PREFERRED STOCK
 Preferred Stock Offered........... 90,000 shares.
 Maturity.......................... Perpetual.
 Dividends......................... Cash dividends are cumulative from the date of issue and are payable semi-annually in
                                    arrears, at the rate of  % per annum or $
                                    per share per annum.
 Redemption........................ The Preferred Stock will not be redeemable until September 30, 1995. On or after Sep-
                                    tember 30, 1995, the Preferred Stock may,
                                    at the Company's option, be redeemed, in
                                    whole or in part at the declining redemp-
                                    tion price set forth herein. See "Descrip-
                                    tion of Capital Stock -- Preferred Stock."
 Voting............................ Non-voting, except that in certain events, holders of Preferred Stock will have the
                                    right to elect two members to the Company's
                                    Board of Directors. See "Description of
                                    Capital Stock -- Preferred Stock."

 Liquidation Preference............. $100.00 per share plus accrued and unpaid dividends before distribution to holders of
                                     Common Stock.
 Minimum Purchase................... The Preferred Stock will be offered to the public with a minimum purchase requirement
                                     of 10,000 shares.
 Market for Preferred Stock......... The Company may make an application to have the Preferred Stock approved for quotation
                                     on the Nasdaq National Market, although
                                     there can be no assurance that the Company
                                     will be able to do so. If the Preferred
                                     Stock is approved for quotation on the
                                     Nasdaq National Market, M.A. Schapiro &
                                     Co., Inc. ("M.A. Schapiro") intends to make
                                     a market in the Preferred Stock.
USE OF PROCEEDS..................... The primary purpose of the Offerings is to raise additional capital in form and amount
                                     sufficient to maintain the Bank's Tier I
                                     leverage ratio at no lower than 4.0% upon
                                     consummation of the Acquisition. See "Use
                                     of Proceeds."
DIVIDEND POLICY..................... The Company has historically paid regular quarterly cash dividends on its Common
                                     Stock, and declared a cash dividend of
                                     $0.30 per share for each of the first and
                                     second quarters of 1995. The Company's
                                     Board of Directors presently intends to
                                     continue its dividend payment policy on the
                                     Common Stock, as well as pay regular cash
                                     dividends on the Preferred Stock as and
                                     when due. See "Market for Common Stock and
                                     Dividends," "Certain Regulatory Considera-
                                     tions" and "Description of Capital Stock--
                                     Preferred Stock."

(1) Does not include 112,500 shares of Common Stock that may be issued pursuant to the Underwriters' over-allotment option.

(2) Based on 2,789,750 shares of Common Stock outstanding on the date of this Prospectus plus the shares of Common Stock offered hereby. If the over-allotment option is exercised in full, the total number of shares of Common Stock outstanding would be 3,652,250.

                               RISK FACTORS

  In addition to the other information contained in this Prospectus, potential investors should consider the following factors before purchasing the Common Stock or the Preferred Stock offered hereby.

NEGATIVE EFFECT OF ACQUISITION ON REGULATORY CAPITAL

  The Bank currently operates 36 banking facilities in 11 counties in the Northern, Finger Lakes and Southern Tier regions of New York State. Pursuant to the Agreement, the Bank plans to acquire 15 additional banking facilities in 10 counties in Central and Northern New York State. The Bank currently maintains facilities in five of these 10 counties. The Acquisition is expected to have a negative effect on the regulatory capital ratios of the Company and the Bank. Following the Acquisition and assuming net proceeds from the Offerings of $25.7 million, the Company's Tier I leverage ratio will decrease from 6.70% (as of March 31, 1995) to 4.25%. The Bank's Tier I leverage ratio will decrease from 6.59% (as of March 31, 1995) to 4.15%. As a result of the expected decrease in the Bank's Tier I leverage ratio, the Bank will not qualify under regulatory guidelines as a "well capitalized" institution but rather as an "adequately capitalized" institution. As an "adequately capitalized" institution, the Bank's cost of FDIC deposit insurance may increase.

  The following table sets forth the required regulatory ratios, the ratios of the Company and the Bank as of March 31, 1995, and the ratios expected to be achieved by the Company and the Bank upon consummation of the Acquisition:

                                                              MARCH 31, 1995     RATIOS AFTER
                                  REGULATORY MINIMUMS             RATIOS         ACQUISITION
                          ----------------------------------- -----------------  ------------
                             WELL     ADEQUATELY    UNDER-
                          CAPITALIZED CAPITALIZED CAPITALIZED COMPANY    BANK    COMPANY BANK
                          ----------- ----------- ----------- --------  -------  ------- ----
Total risk-based capital
 ratio..................     10.00%      8.00%       <8.00%      13.65%   13.46%  10.19% 9.93%
Tier I risk-based capi-
 tal ratio..............      6.00       4.00        <4.00       12.41    12.21    9.08  8.82
Tier I leverage ratio...      5.00       4.00        <4.00        6.70     6.59    4.25  4.15

  The Bank's goal is to return to "well capitalized" status within approximately 12 months after consummation of the Acquisition. Until the Company's Tier I leverage ratio returns to the "well capitalized" range, the additional leverage caused by the Acquisition will restrict the Company's ability to consummate other possibly beneficial transactions which require further leverage or would result in the creation of additional intangibles. Acquisitions accounted for on a pooling of interests basis may not be precluded during this period if the transaction would facilitate returning to "well capitalized" status. Historically, the Bank has targeted a Tier I leverage ratio well in excess of the regulatory minimum to allow for potential branch acquisitions and leverage strategies. The Company believes that the Acquisition represents an opportunity which warrants foregoing such excess capacity in the near-term in order to maximize the potential long-term benefits of the Acquisition to the Company. While the Bank expects to return to "well capitalized" status within approximately 12 months after consummation of the Acquisition and the Offerings, there can be no assurance that the Bank will be able to do so.



GENERAL RISKS OF THE ACQUISITION

  The Bank has not historically made acquisitions on the same scale as the Acquisition, and the future growth of the Bank and the Company will depend on the success of the Acquisition. The success of the Acquisition will, in turn, depend on a number of factors, including, without limitation: the Bank's ability to integrate the Chase Branches into the current operations of the Bank; its ability to limit the outflow of deposits held by its new customers in the Chase Branches; its success in deploying the cash received in the Acquisition into assets bearing sufficiently high yields without incurring unacceptable credit or interest rate risk; its ability to control the incremental non-interest expense from the Chase Branches in a manner that enables the

Company to maintain its favorable overall efficiency ratio; its ability to retain and attract the appropriate personnel to staff the Chase Branches; and its ability to earn acceptable levels of non-interest income from the Chase Branches. No assurance can be given that the Bank will be able to integrate the Chase Branches successfully; that the operation of the Chase Branches will not adversely affect the Company's existing profitability; that the Company will be able to achieve results in the future similar to those achieved by the Bank's existing banking offices; or that the Bank will be able to manage its growth resulting from the Acquisition effectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

INVESTMENT OF ACQUIRED FUNDS AND IMPACT ON NET INTEREST MARGIN

  As of March 31, 1995, the Chase Deposits totaled $450.9 million and the Chase Loans totaled $25.2 million. While approximately $41.2 million of the Chase Deposits are non-interest-bearing, the Bank will acquire substantially more interest-bearing liabilities than interest-earning assets. The Bank currently plans to use the approximately $385.3 million in cash expected to be received in the Acquisition (representing the approximately $450.9 million of the Chase Deposits as of March 31, 1995, plus other net liabilities of approximately $2.1 million, less (a) a deposit premium of 8.25% or approximately $37.2 million,
(b) approximately $25.2 million in Chase Loans, and (c) approximately $5.3 million in fixed assets and branch facilities) (the "Acquired Funds") to (i) fund investment security purchases and repay short-term borrowings and (ii) make loans in the market areas of the Chase Branches and thereby earn a return on the Acquired Funds. The Company anticipates that it may take in excess of five years to invest the Acquired Funds in loans such that the resulting loan to deposit ratio approximates the loan to deposit ratio of the Company prior to the Acquisition. In the interim, the Bank will invest the Acquired Funds in investment securities and repay short-term borrowings of the Bank pursuant to an investment strategy adopted by the Company. It is expected that such investment securities will earn interest at rates lower than the interest rates that would be earned on loans and, thus, the Bank's net interest margin will decrease in the short- to medium-term. The Company believes that the net interest margin will increase over the long-term as the Bank invests the Acquired Funds in loans at market rates. There can be no assurance that the Bank will be able to invest the Acquired Funds in loans at market rates or that the Bank will be able to earn a favorable net interest margin through investing the Acquired Funds in investment securities until loans can be made. In addition, given fluctuations in market conditions, there can be no assurance that management's current strategy for allocating the Acquired Funds to loans and investment securities will be the investment allocation ultimately pursued by the Company. See "The Acquisition -- Impact of the Acquisition on Operating Performance."

POSSIBLE INABILITY TO DISPOSE OF BRANCHES AND RELATED DEPOSITS

  The Bank anticipates that there will be a reduction in deposits of approximately $108 million consisting of approximately $26 million of Chase Deposits expected to run-off between March 31, 1995 and consummation of the Acquisition and approximately $82 million in deposits divested through a combination of selling certain branch locations and related deposits and reducing public funds from the Bank's balance sheet. The purpose of such divestitures would be to mitigate any potential impact of the Acquisition on the Company's earnings per share and tangible book value, reduce the Company's exposure to interest rate risk and strengthen the Bank's capital ratios. Any such divestitures would occur subsequent to consummation of the Acquisition, would be structured to maximize the Bank's business objectives at that time, and would help facilitate the Bank's return to a Tier I leverage ratio in the "well capitalized" range. See "Prospectus Summary--Potential Disposition" and "The Acquisition--Impact of the Acquisition on Operating Performance Assuming Intended Potential Disposition."

  The reduction of public funds from the Bank's balance sheet would result in improved regulatory capital ratios. The sale of branch locations and related deposits would result in improved tangible book value and improved regulatory capital ratios. The benefits associated with the sale of branches and related deposits will not be realized until, and unless, a sale occurs and the degree of such benefit will depend on such variables as the amount of deposits sold, the premium received on the sale of such deposits, the reduction in associated operating expenses, and foregone non-interest income, loan income and investment income.

  Economic and other factors beyond the control of the Company's management may affect the Company's ability to consummate the disposition of the deposits and branch locations. These factors include regional economic conditions which may limit the number of potential purchasers of the assets as well as the timing of the divestitures. Any potential disposition would also be subject to regulatory approval, including the approval of the Office of the Comptroller of the Currency (the "OCC"). There can be no assurance that the Company will be able to locate and secure a purchaser of the branch locations or deposits to be sold, structure a disposition of the assets on terms that are favorable to the Company, complete the dispositions within a reasonable time frame or at all, or obtain the necessary regulatory approvals.

LENDING RISKS -- CREDIT QUALITY

  A central focus of the Company's and the Bank's strategic plan is the continued development and growth of a diversified loan portfolio, with emphasis on commercial, consumer and real estate loans made to borrowers within the Bank's market areas. Certain risks are inherent in the lending function, including a borrower's inability to pay, insufficient collateral coverage and changes in interest rates. Repayment risk on commercial loans is most significantly affected by changing economic conditions in a particular geographical area, business or industry which could impair future operating performance. Risks associated with real estate loans and general business loans include changes in general economic conditions which may affect underlying collateral values as well as the borrower's ability to repay. Installment and other consumer loans are subject to repayment risk which the Company believes is mitigated by the diverse portfolio of such loans, the relatively low average balances outstanding on individual extensions of credit, and the Bank's distributed network of branches.

  As soon as practicable after consummation of the Acquisition, the Bank intends to begin investing the Acquired Funds in commercial, installment and mortgage loans. Given the volume of Acquired Funds to be invested in such loans, there can be no assurance that the Bank will be able to make sufficient loans meeting the Bank's credit quality standards within an acceptable time frame.

DILUTIVE IMPACT OF THE ACQUISITION AND COMMON STOCK OFFERING

  The Company's sale of newly issued shares of Common Stock in the Common Stock Offering will represent approximately 21.2% of the shares of the Common Stock outstanding following completion of the Common Stock Offering (23.6% if the Underwriters' over-allotment option is fully exercised). Therefore, in the near-term, the Company expects that the Offerings and the Acquisition will result in a dilution of the Company's return on equity, earnings per share, and tangible book value per share. However, the Company's long-term strategy, as evidenced by the Acquisition, is to enhance earnings per share, return on equity and tangible book value per share by deploying assets from investments into loans, continuing its asset growth and maintaining a favorable efficiency ratio. The Company believes that any initial dilution of earnings per share, return on equity, or tangible book value per share will be outweighed by the long-term benefits to the Company associated with the financial flexibility and opportunities which the Company expects to derive from the Acquisition. There can be no assurance, however, that the Company will be able to achieve these goals.

IMPACT OF INTEREST RATE CHANGES

  The Company's results of operations are derived almost entirely from the operations of the Bank and are heavily dependent on its net interest income. Net interest income is the difference between the interest income received on interest-earning assets, including loans and securities, and the interest expense incurred in connection with interest-bearing liabilities, including deposits and borrowings. Net interest income can be significantly affected by changes in market interest rates. The Company actively monitors its assets and liabilities in an effort to minimize the effects of changes in interest rates primarily by altering the mix and maturity of the Company's loans, investments and funding sources.

  Changes in interest rates also affect the volume of loans originated by the Bank, as well as the value of its loans and other interest-earning assets, including investment securities. In addition, changes in interest rates may result in disintermediation, which is the flow of funds away from bank accounts into direct investments, such as U.S. Government and corporate securities, and other investment instruments such as mutual funds which, due to the absence of federal insurance premiums and reserve requirements, can generally pay higher rates of return than commercial banks.

  As discussed above, the Bank's strategy is to invest the Acquired Funds in investment securities in the near-term and in loans in the long-term. Changes in interest rates will affect the value of, and interest earned on, the Bank's investment securities which, in the near-term following the Acquisition, will represent an increased portion of the Bank's assets. In addition, interest rate changes will affect the Bank's ability to increase the volume of its loan originations in the long-term following the Acquisition. Therefore, the success of the Bank's post-Acquisition strategy will depend, in large part, on the Company's ability to manage interest rate risk. While the Company has taken measures intended to manage interest rate risk, there can be no assurance that such measures will be effective in avoiding undue interest rate risk or that the Company will be able to effectively manage the interest rate risk with respect to the Acquisition. See "The Acquisition -- Impact of the Acquisition on Operating Performance."

ALLOWANCE FOR LOAN LOSSES

  The Company believes that the Bank has established adequate allowances for loan losses in accordance with generally accepted accounting principles. However, future additions to the allowances may be necessary due to changes in economic conditions and growth of the Bank's loan portfolio. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. An increase in the Bank's allowance for loan losses would negatively affect the Company's earnings.

  During 1993 the Financial Accounting Standards Board issued Statement No. 114, "Accounting by Creditors for Impairment of a Loan" and No. 118, which amends certain provisions of No. 114. The adoption of these standards as of January 1, 1995 had no effect on the Company's financial statements for the three months ended March 31, 1995.

ECONOMIC CONDITIONS AND MONETARY POLICIES

  Conditions beyond the Company's control may have a significant impact on changes in net interest income from one period to another. Examples of such conditions could include: (i) the strength of credit demands by customers; (ii) fiscal and debt management policies of the federal government, including changes in tax laws; (ii) the Federal Reserve Board's monetary policy, including the percentage of deposits that must be held in the form of non-earning cash reserves; (iv) the introduction and growth of new investment instruments and transaction accounts by non-bank financial competitors; and (v) changes in rules and regulations governing the payment of interest on deposit accounts.

REGIONAL ECONOMIC FACTORS

  The Bank's current branches are located in St. Lawrence, Jefferson, Lewis, Cayuga, Seneca, Ontario, Oswego, Allegany, Cattaraugus, Tioga and Steuben counties in the Northern, Finger Lakes and Southern Tier areas of New York State. The Chase Branches are located in Norwich, Watertown, Boonville, New Hartford, Utica, Skaneateles, Geneva, Pulaski, Seneca Falls, Hammondsport, Canton, Newark and Penn Yan, New York. Although mitigated by geographic dispersion of the branches, the concentration of the Bank's market in Central and Northern New York State exposes it to risks resulting from changes affecting regional economic conditions. A significant decline in economic conditions or real estate values in the areas of New York State in which the Bank operates could adversely affect the quality of the Bank's loan portfolio and its ability to invest the Acquired Funds in loans promptly after the Acquisition.

REGULATION

  The banking industry is heavily regulated. These regulations are intended to protect depositors and the FDIC, not the shareholders of banking institutions. Applicable laws, regulations, interpretations and enforcement policies have been subject to significant, and sometimes retroactively applied, changes in recent years, and may be subject to significant future changes. There can be no assurance that such future changes will not adversely affect the business of the Company. In addition, the burden imposed by federal and state regulations may place banks in general, and the Bank specifically, at a competitive disadvantage compared to less regulated competitors.

SOURCE OF FUNDS FOR DIVIDENDS ON COMMON STOCK AND PREFERRED STOCK

  The Company's principal source of funds to pay cash dividends on the Common Stock and Preferred Stock are the earnings of and dividends paid by the Bank. Bank regulations, as well as the terms of current or any future preferred stock issuances or loan agreements, may restrict the ability of the Bank to pay dividends to the Company. See "Certain Regulatory Considerations -- Limits on Dividends and Other Revenue Sources." The Company does not anticipate that the Acquisition will have any significant impact on the Company's ability to pay dividends. The Company presently intends to continue its policy of paying regular quarterly dividends on the Common Stock, as well as to pay regular cash dividends on the Preferred Stock as and when due. See "Market for Common Stock and Dividends."

NO PRIOR MARKET FOR THE PREFERRED STOCK

  Prior to the Preferred Stock Offering there has been no public market for the Preferred Stock. Although the Company may make an application to have the Preferred Stock approved for quotation on the Nasdaq National Market, there can be no assurance that any active and liquid trading market for the Preferred Stock will develop after the Preferred Stock Offering. If the Preferred Stock is approved for quotation on the Nasdaq National Market, M.A. Schapiro intends to make a market in the Preferred Stock.

COMPETITION

  The Company operates in a series of competitive local markets, and competes with commercial banks, savings banks, savings and loan associations, credit unions and other financial institutions. See "Business -- Competition." Many of these entities are larger institutions that have significantly greater financial, management and other resources than the Company. There can be no assurance that the Company's profitability will not be negatively affected by expansion of competitors in and into its primary markets.

DEPENDENCE ON KEY INDIVIDUALS

  The Company is dependent in large part on its ability to retain the services of certain key personnel, including Sanford A. Belden (President and Chief Executive Officer); James A. Wears (Regional President, Northern Region); Michael A. Patton (Regional President, Southern Region); and David G. Wallace (Senior Vice President and Chief Financial Officer). The Company has employment contracts with these officers. See "Management -- Employment Agreements." The Company's continued success is also dependent on its ability to retain and attract qualified employees to meet the Company's needs in connection with the Acquisition.

ANTI-TAKEOVER EFFECTS

  The Company's Certificate of Incorporation and By-Laws contain certain provisions which may impede any merger, consolidation, takeover or other business combination involving the Company or may discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company. These provisions include a classified board of directors; supermajority provisions with respect to the approval of certain business combinations by the Company's shareholders and directors; the availability of authorized but unissued shares of common and preferred stock; and a requirement that the provisions of the Certificate of Incorporation designed to protect the Company from unfriendly takeover attempts can only be amended by a supermajority of the Company's shareholders and directors. See "Description of Capital Stock -- Certain Certificate of Incorporation and By-Laws Provisions." In addition, the Company has adopted a Stockholder Protection Rights Plan (the "Rights Plan") which is designed to protect shareholders in the event of an unsolicited offer or attempt to acquire control of the Company. See "Description of Capital Stock -- Rights Plan."

  These provisions are intended to avoid costly takeover battles and lessen the Company's vulnerability to a hostile change in control, thereby enhancing the possibility that the Board of Directors can maximize shareholder value in connection with any unsolicited offer to acquire the Company. However, anti-takeover provisions can also have the effect of depressing the Company's stock price because they are an impediment to potential investors and their ability to gain control of the Company, and thus discourage activities such as unsolicited merger proposals, acquisitions or tender offers by which shareholders might otherwise receive enhanced consideration for their shares.

                                  THE COMPANY

  The Company is a bank holding company incorporated in 1983 under the laws of the State of Delaware whose sole banking subsidiary is the Bank. The Bank is a national bank formed in 1992 by consolidation of the Company's then existing banking subsidiaries, The St. Lawrence National Bank, Horizon Bank, N.A., The Exchange National Bank, The Nichols National Bank and Community National Bank. The Bank provides banking services through its two regional offices in Canton, New York and Olean, New York, as well as through 36 banking offices in the counties of St. Lawrence, Jefferson, Lewis, Cayuga, Seneca, Ontario, Oswego, Allegany, Cattaraugus, Tioga and Steuben.

  At March 31, 1995, the Company had consolidated assets and deposits of $960.3 million and $722.4 million, respectively. The Company's net income for the year ended December 31, 1994 was $10.1 million, or $3.59 per share, and its net income for the three month period ended March 31, 1995 was $2.8 million, or $0.98 per share. The Bank is a member of the Federal Reserve System and its deposits are insured by the FDIC up to applicable limits.

  The Bank is a community retail bank committed to the philosophy of serving the financial needs of customers in local communities. The Bank's branches are generally located in small cities and villages within its geographic market areas. The Company believes that the local character of business, knowledge of the customer and customer needs, and comprehensive retail and small business products, together with rapid decision-making at the branch and regional level, enable the Bank to compete effectively.

  The Company's administrative office is located at 5790 Widewaters Parkway, DeWitt, New York and its telephone number is (315) 445-2282. The Bank's Northern Region has its regional office at 45-49 Court Street, Canton, New York, and operates 18 banking offices in the New York counties of St. Lawrence, Jefferson and Lewis. The Bank's Southern Region has its regional office at 201 North Union Street, Olean, New York, and operates 18 banking offices in Seneca, Ontario, Oswego, Cayuga, Allegany, Cattaraugus, Tioga and Steuben Counties.

                                THE ACQUISITION

TERMS AND CONDITIONS OF THE ACQUISITION

  On December 6, 1994, the Bank and the Company entered into a Purchase and Assumption Agreement (the "Agreement") with The Chase Manhattan Bank, N.A. ("Chase"). The Agreement provides for the acquisition of certain assets and the assumption of certain liabilities by the Bank (the "Acquisition") relating to the 15 Chase branches located in Norwich, Watertown (two), Boonville, New Hartford, Utica, Skaneateles, Geneva, Pulaski, Seneca Falls, Hammondsport, Canton, Newark (two), and Penn Yan, New York (the "Chase Branches").

  It is anticipated that the Acquisition will close during the third quarter of 1995. At the closing, and subject to the terms of the Agreement, the Bank will assume deposit liabilities booked at the Chase Branches (the "Chase Deposits") and pay Chase a premium of 8.25% on the Chase Deposits. As of March 31, 1995, and December 31, 1994, the Chase Deposits totaled $450.9 million and $459.1 million, respectively, which amount is subject to change due to run-off or growth of deposits occurring prior to the closing date. As of April 30, 1995, the Chase Deposits totaled $425.2 million. In addition, the Bank will acquire certain small business and consumer loans associated with the Chase Branches (the "Chase Loans"), as well as the real property owned or leased by Chase for operation of the Chase Branches and related furniture, equipment and other fixed operating assets (the "Chase Assets"). The Acquisition will be accounted for as a purchase; the excess of liabilities assumed over assets acquired (goodwill) approximates $19.0 million and will be amortized over a 25-year period on a straight-line basis. In addition, approximately $18.2 million of the premium will be attributed to the value of the Chase Deposits (the "Core Deposit Value"), which will be amortized over 10 years on an accelerated method. For tax purposes, both the excess of liabilities assumed over assets acquired and the core deposit value will be amortized over a 15-year period on a straight-line basis and is expected to be fully deductible under current law.

  The Bank will acquire the Chase Loans at face value and the Chase Assets at fair market value with the exception of furniture, equipment and other fixed assets which will be acquired at book value. The face value of the Chase Loans as of March 31, 1995 was approximately $25.2 million, and the total purchase price of the Chase Assets is approximately $5.3 million. The deposit premium will be calculated on the basis of the average amount of Chase Deposits outstanding over specified time periods preceding the closing date, except that if the closing date occurs after June 30, 1995, the closing date for purposes of calculating the average amount of Chase Deposits outstanding will be June 30, 1995. Payment of the premium on the Chase Deposits, as well as the purchase price for the Chase Loans and Chase Assets, will be effectuated through an appropriate reduction of the cash received to fund deposits assumed by the Bank. Accordingly, the Bank expects to receive approximately $385.3 million in cash from Chase at the closing in connection with its assumption of Chase Deposits of $450.9 million as of March 31, 1995, after deduction of (a) the deposit premium of approximately $37.2 million, (b) the purchase price of the Chase Loans of approximately $25.2 million, (c) the purchase price of the Chase Assets of approximately $5.3 million, and the addition of (d) other net liabilities of $2.1 million.

  The Bank has reviewed the Chase Loans and found them to be fully performing with acceptable risk ratings. The Agreement provides the Bank the right to reject any loan failing to meet the Bank's underwriting standards as provided in the Agreement, as well as loans which may be adversely affected by environmental conditions relating to real property securing such loans. In connection with its evaluation of the Acquisition, the Bank examined the Chase Loans using substantially the same criteria, analyses and collateral evaluations that the Bank has traditionally used in the ordinary course of its business.

  The Bank will retain approximately 103 full-time equivalent Chase employees currently associated with the Chase Branches. The Agreement requires the Bank to recognize prior service with Chase for purposes of vesting and eligibility under the Bank's benefit plans and to maintain base salary for all such transferred employees for a period of at least one year following the closing except in the case of discharge for cause, voluntary separation, death, or disability. All pension obligations earned by Chase employees prior to the Acquisition will be funded by Chase. The Agreement also requires Chase to pay the Bank an amount, at closing, equal to the accounting benefit Chase would receive resulting from the reduction of the post retirement medical benefit liability under Statement of Financial Accounting Standards No. 106, "Accounting for Postretirement Benefits Other than Pensions."

  Pursuant to the Agreement, environmental inspection of the Chase Branches has been performed, and Chase is expected to remedy all material violations of environmental laws discovered during such inspections. The Bank has the right to refuse specific properties in the event any noncompliance with environmental laws is not remedied.

  The closing of the Acquisition is contingent upon receipt by the parties of all necessary regulatory approvals, including approval of the OCC. See "The Acquisition--Regulatory Conditions and Capital Plan." In the event the Bank is unable to close the Acquisition due to a lack of regulatory approval and the determining factor relates to the Community Reinvestment Act, Equal Credit Opportunity Act, the Fair Housing Act or possible anti-competitive effects, the Bank is obligated to pay Chase a "break-up fee" of $1.0 million. In the event the Bank is unable to proceed to closing due to its inability to raise sufficient capital or due to a lack of regulatory approval for any other reason, the Bank is obligated to pay Chase a "break-up fee" of $1.85 million.

REASONS FOR THE ACQUISITION

  The following summarizes the major objectives of the Acquisition and the benefits the Company expects will accrue to the operations of the Bank from the
Acquisition:

  . The Chase Branches consolidate and extend the Bank's branch network into contiguous markets. Assuming the Acquisition and the Offerings were completed as of March 31, 1995, the Company would have total assets in excess of $1.2 billion and 50 locations (net of the planned closing of one of the Canton facilities and prior to any potential dispositions). The Chase Branches will link the Bank's existing Northern New York and Finger Lakes/Southern Tier distribution network.

  . The Chase Branches are located in markets with which the Bank is already familiar, either because it is servicing them to some degree already without a branch facility, or because they are similar to the Bank's existing markets, being comprised of small towns and villages outside of metropolitan trade centers. Of the 13 towns in which the Chase Branches are located, the Chase Branches are ranked either first, second or third in deposit market share as of June 30, 1994 in 10 of the towns, which, when coupled with the Bank's present branches, will result in the Bank being ranked either first, second or third in 36 of the 41 towns in which the Bank will operate branches.

  . Although the Acquisition includes only a relatively small amount of loans outstanding, the depositor base of the Chase Branches includes approximately 300 small business customers and 30,000 consumer households. Because of Chase's centralized style of underwriting and servicing, the Company believes that these markets offer significant future growth opportunities. Based on the Bank's locally responsive approach to loan decision-making, personalized service, and knowledge of these markets, the Bank believes that, prior to any secondary market sales, the achievement of a 40.0% loan to deposit ratio in the Chase Branches (compared to a 5.6% level as of March 31, 1995) would be reasonable within five years. The Bank's loan to deposit ratio for its present branch network is approximately 68.6% as of March 31, 1995.

  . The Company believes that the Chase Deposits are largely stable, relatively low cost core deposit funds, similar to the Bank's existing deposit base. The Chase Deposits will be used to replace the Bank's presently higher cost Federal Home Loan Bank of New York ("FHLB") borrowings, thus lowering overall funding costs and improving the Bank's liquidity. After providing for purchased loans, branch facilities and equipment, and the deposit premium, approximately $218 million of cash received (net of repayment of short-term borrowings) will be temporarily placed in the Bank's investment portfolio, increasing its size by nearly 58% (or approximately 65% including the impact of the Offerings). It is the Company's intention to invest these funds in a mix of securities intended to produce a high, relatively stable level of interest income and provide on-going cash flow to help fund expected loan growth and/or be subsequently reinvested in other investment securities.

  . The Acquisition leverages the Company's existing infrastructure. The
    Chase Branches will be administratively managed from either the Bank's Northern or Southern Region by existing senior management personnel. The Northern and Southern regional service centers will process the added loan and deposit volumes, with incremental overhead limited to volume-sensitive staff and equipment. Similarly, a limited number of audit, loan review, and accounting personnel will be added. Up to a total of approximately 36 full-time employees may be added to the Bank over a period of time following consummation of the Acquisition. The personnel acquired from Chase include only branch-related personnel, including approximately eight small-business lending and support staff and two residential mortgage origination personnel, for a total of approximately 103 full-time equivalent employees. To assist with the integration of the Chase Branches into its existing branch network, the Bank has engaged an outside consultant to focus on customer sales and service training, operations center planning and upgrading; a full-time internal project coordinator has also been retained.

  . The Company believes that the Acquisition provides it with the opportunity to increase non-interest income because annuities and mutual funds have been offered at the Chase Branches for several years. The Bank only sold fixed-rate annuities at its branches during calendar-year 1994 and was not fully staffed until late 1994 to sell variable-rate annuities and mutual funds. Consequently, the staff at the Chase Branches and the Bank's new investment products should complement each other in increasing referrals for the sale of these products.

  For a discussion of the potential risks to the Company inherent in the Acquisition, see "Risk Factors."

REGULATORY CONDITIONS AND CAPITAL PLAN

  The Acquisition is contingent upon obtaining necessary regulatory approvals and maintaining certain regulatory capital ratios. In order to maintain required regulatory capital ratios, the Company and the Bank must raise additional capital prior to consummation of the Acquisition.

  In conjunction with the Acquisition, the Company anticipates raising approximately $25.7 million (net of expenses) in additional capital through the Offerings to offset the reduction in regulatory capital ratios associated with the Acquisition. The Company will contribute the additional capital to the Bank as capital surplus with the objective of maintaining the Bank's Tier I leverage ratio following consummation of the Acquisition in the "adequately capitalized" range, which is defined by the FDIC as between 4.0% and 5.0%. Approximately $8.7 million of the additional capital will be raised through the Preferred Stock Offering. See "Description of Capital Stock -- Preferred Stock." The balance of the additional capital, approximately $17.0 million, is being raised through the Common Stock Offering.

  On March 6, 1995, Inner City Press/Community on the Move ("ICP") through its Executive Director, Matthew Lee, submitted to the OCC written comments in opposition to the Bank's application for approval of the Acquisition and requested a public hearing on the application. ICP's objections to approval of the application included the Bank's and Chase's Community Reinvestment Act and fair lending record and the potential anti-competitive effects of the Acquisition. ICP also incorporated written comments previously filed with the OCC in connection with an unrelated application filed by Chase, which application was approved by the OCC on February 10, 1995 notwithstanding ICP's comments. In addition to the ICP comments, the Bank is aware that additional comments critical of the Acquisition have been submitted to the OCC by one of the Company's institutional shareholders. The Bank does not believe that these comments, or the ICP comments, raise any issues sufficient to warrant denial of the Bank's application.

POTENTIAL DISPOSITION

  Subject to general market conditions and the Company's ongoing assessment of business objectives, the Bank anticipates that there will be a reduction in deposits of approximately $108 million consisting of approximately $26 million of Chase Deposits expected to run-off between March 31, 1995 and consummation of the Acquisition and approximately $82 million in deposits divested through a combination of selling certain branch locations and related deposits and reducing public funds from the Bank's balance sheet. As of the date of this Prospectus, the Company has had several substantive discussions with potential purchasers of deposits, although no binding commitments have been made. The purpose of any such divestitures would be to mitigate any potential adverse impact of the Acquisition on the Company's earnings per share and tangible book value, reduce the Company's exposure to interest rate risk, and strengthen the Bank's capital ratios. Any such divestitures would occur subsequent to the consummation of the Acquisition, would be structured to maximize the Bank's business objectives at that time, and would help facilitate the Bank's return to a Tier I leverage ratio in the "well capitalized" range. There can be no assurance of the size or impact of any divestiture, or that a divestiture will actually occur. See "Risk Factors--Possible Inability to Dispose of Branches and Related Deposits."

UNAUDITED PRO FORMA FINANCIAL INFORMATION

  The following unaudited pro forma consolidated balance sheet has been derived from the historical balance sheet of the Company, adjusted to give effect to the proposed acquisition of selected assets and the assumption of selected liabilities in connection with the Acquisition, repayment of borrowings, and the issuance and sale of Common Stock and Preferred Stock through the Offerings as though such transactions had occurred on March 31, 1995. The unaudited pro forma consolidated balance sheet is not necessarily indicative of the financial position that would have been achieved had the transactions reflected therein occurred on such date. The pro forma adjustments with respect to the Acquisition reflect March 31, 1995 balances which are in accordance with the terms of the Agreement and are subject to change prior to the closing date in accordance with the terms of the Agreement. The unaudited pro forma consolidated balance sheet also does not purport to project the balance sheet of the Company as of the period shown or for any future period. For unaudited information regarding the liabilities being assumed and assets being acquired by the Bank in the Acquisition, see the Schedule of Liabilities to be Assumed and Assets to be Acquired by Community Bank, N.A. located elsewhere in this Prospectus.

                          COMMUNITY BANK SYSTEM, INC.
                 PRO FORMA CONSOLIDATED STATEMENT OF CONDITION

  PENDING ACQUISITION AND OFFERINGS AS IF THEY OCCURRED ON MARCH 31, 1995
                                  (UNAUDITED)

                                        PRO FORMA ADJUSTMENTS
                                     ---------------------------
                                                    OFFERINGS(2)    PRO FORMA
                         AS REPORTED ACQUISITION(1)  AND OTHER        TOTAL
                         ----------- -------------- ------------    ----------
                                               (IN THOUSANDS)
ASSETS
  Cash, cash equivalents
   and due from banks...  $ 50,722      $385,258(3)  $(133,032)     $  302,948
  Investment securities
   (approximate market
   value of $391,124)...   387,177                                     387,177
  Loans.................   519,253        25,235                       544,488
  Less: Unearned dis-
   count................    23,872                                      23,872
    Reserve for possi-
     ble loan losses....     6,424                                       6,424
                          --------      --------                    ----------
    Net loans...........   488,957        25,235                       514,192
  Premises and equip-
   ment, net............    10,652         5,314                        15,966
  Accrued interest re-
   ceivable.............     8,007           160                         8,167
  Intangible assets,
   net..................     5,987        37,197(4)                     43,184
  Other assets..........     8,778                                       8,778
                          --------      --------     ---------      ----------
  TOTAL ASSETS..........  $960,280      $453,164     $(133,032)     $1,280,412
                          ========      ========     =========      ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
  Liabilities:
  Deposits
    Non-interest bear-
     ing................  $101,168      $ 41,183                    $  142,351
    Interest bearing....   621,213       409,693                     1,030,906
                          --------      --------                    ----------
    Total deposits......   722,381       450,876                     1,173,257
    Federal funds pur-
     chased.............    43,765                     (43,765)(5)
    Term borrowings.....   115,550                    (115,000)(5)         550
    Accrued interest and
     other liabilities..     9,621         2,288(6)                     11,909
                          --------      --------     ---------      ----------
      Total liabilities.   891,317       453,164      (158,765)      1,185,716
  Shareholders' equity:
    Preferred stock.....                                 9,000           9,000
    Common stock........     3,485                         938           4,423
    Surplus.............    14,885                      15,795          30,680
    Undivided profits...    51,768                                      51,768
    Unrealized net gains
     (losses) on avail-
     able-for-sale secu-
     rities.............    (1,172)                                     (1,172)
    Shares issued under
     employee stock
     plan-unearned......        (3)                                         (3)
                          --------      --------     ---------      ----------
      Total sharehold-
       ers' equity......    68,963                      25,733          94,696
                          --------      --------     ---------      ----------
TOTAL LIABILITIES AND
 SHAREHOLDERS' EQUITY...  $960,280      $453,164     $(133,032)     $1,280,412
                          ========      ========     =========      ==========
  Tier I leverage ratio.      6.70%                                       4.25%
  Total book value per
   common share.........    $24.73                                      $24.22
  Tangible book value
   per common share.....    $22.59                                      $12.02
  Adjusted tangible book
   value per common
   share(7).............    $23.15                                      $15.20

   The accompanying notes are an integral part of the pro forma consolidated statement of condition.

                          COMMUNITY BANK SYSTEM, INC.
            NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF CONDITION

                              MARCH 31, 1995
                                  (UNAUDITED)

(1) Reflects pending acquisition of the Chase Branches after giving effect to consummation of the Acquisition and related purchase accounting adjustments by the Company as if they occurred on March 31, 1995.

(2) Reflects the Common Stock Offering of 750,000 shares at $25.50 per share and the Preferred Stock Offering of 90,000 shares at $100.00 per share, less estimated expenses of $2.4 million.

(3) Consideration received from Chase in connection with the Acquisition in accordance with the Agreement.

(4) Includes core deposit value of $18.2 million to be amortized over 10 years using an accelerated method and goodwill of $19.0 million to be amortized on a straight-line basis over 25 years.

(5) Reflects payment of FHLB borrowings, except $550,000 3-year term borrowing scheduled to mature in 1996.

(6) Reflects accrued interest payable of $1,957,520 and estimated post-retirement benefit obligations other than pensions of $331,200.

(7) Reflects the effect on tangible book value of discounted future tax benefits related to deductible intangible assets.

CHASE DEPOSITS

  The Chase Deposits totaled $450.9 million on March 31, 1995. As of April 30, 1995, the Chase Deposits totaled $425.2 million, which amount is subject to further change due to run-off or growth of the aggregate deposit balance occurring prior to the closing date. The following provides summary information as of March 31, 1995 and December 31, 1994 regarding the Chase Deposits. Rate information has been derived from records provided by Chase, and is based on weighted-average rates in effect at March 31, 1995 and December 31, 1994. Rate information with respect to public funds is not readily available.

                                                    MARCH 31, 1995
                                         --------------------------------------
                                          INDIVIDUALS,
                                          PARTNERSHIPS
                                         & CORPORATIONS
                                         ---------------  PUBLIC FUNDS  TOTAL
                                          BALANCE  RATE     BALANCE    BALANCE
                                         --------- -----  ------------ --------
                                                (DOLLARS IN THOUSANDS)
Non-interest bearing demand............. $  36,385          $ 4,798    $ 41,183
Interest-bearing demand.................    58,895  2.05%    21,278      80,173
Savings.................................   121,973  3.33%     6,488     128,462
Time deposits...........................   184,344  5.20%    16,714     201,058
                                         ---------          -------    --------
  Total Deposits........................ $ 401,597  3.70%   $49,278    $450,876
                                         =========          =======    ========

                                                   DECEMBER 31, 1994
                                         --------------------------------------
                                          INDIVIDUALS,
                                          PARTNERSHIPS
                                         & CORPORATIONS
                                         ---------------  PUBLIC FUNDS  TOTAL
                                          BALANCE  RATE     BALANCE    BALANCE
                                         --------- -----  ------------ --------
                                                (DOLLARS IN THOUSANDS)
Non-interest bearing demand............. $  41,401          $ 4,519    $ 45,920
Interest-bearing demand.................    63,621  2.03%    13,181      76,802
Savings.................................   124,416  3.17%     9,405     133,821
Time deposits...........................   186,796  4.86%    15,761     202,557
                                         ---------          -------    --------
  Total deposits........................ $ 416,234  3.44%   $42,866    $459,100
                                         =========          =======    ========

  The following table summarizes the remaining maturities of the Chase Deposits in amounts of $100,000 or more outstanding at March 31, 1995 and December 31, 1994. Maturity information with respect to public funds is not readily available.

                                          AT MARCH 31, 1995 AT DECEMBER 31, 1994
                                          ----------------- --------------------
                                                      (IN THOUSANDS)
     Non-public deposits
       Less than three months............      $ 2,923            $ 2,054
       Three months to six months........        4,384              2,722
       Six months to one year............        2,186              4,281
       Over one year.....................        3,277              3,780
                                               -------            -------
     Total non-public deposits...........       12,770             12,837
     Public funds........................       16,714             15,761
                                               -------            -------
         Total...........................      $29,484            $28,598
                                               =======            =======

IMPACT OF THE ACQUISITION ON OPERATING PERFORMANCE

  The following discussion represents the Company's current assessment of the impact of the Acquisition on the operating performance of the Company. Numerous factors, including factors outside the Company's control (such as the general level of interest rates and both national and regional economic conditions), may significantly alter the effects described below. As such, there can be no assurance that the effects of the Acquisition will meet the Company's expectations. See "Risk Factors."

  Significant Assumptions. In addition to the assumptions stated below, the Company made the following assumptions in arriving at the conclusions discussed in this section: (i) regional and national economic conditions will remain stable with no drastic improvement or slowdown in the economy; (ii) the Chase Branches are in markets similar to the Bank's current markets and therefore the Bank's experience in generating loans and fee income and in maintaining core deposits is a reasonable basis for making further assumptions about the impact of the Acquisition; and (iii) run-off of Chase Deposits, if any, will occur prior to consummation of the Acquisition. While the Company believes these assumptions were reasonable at the time they were made, there can be no assurance that actual results will be consistent with these assumptions.

  The basis for the Company's conclusion that approximately $26 million of the Chase Deposits will run-off prior to the closing date of the Acquisition is that (i) certain customers will choose to remain with Chase because they bank near their place of work where Chase still operates; (ii) certain customers will elect to switch banks because they would rather bank with a larger, superregional institution; and (iii) certain municipalities that value selected cash management services offered by Chase but not offered by the Bank will stay with Chase. With the exception of these cash management services and personal computer banking, the Company believes that the services offered by the Bank will be virtually as broad as those offered by Chase and that its services for small businesses will be offered so as to provide greater service than that offered by Chase.

  Net Interest Income. When the Acquisition is consummated and prior to any expected deposit run-offs and divestitures, the Bank is expected to assume deposit liabilities which totaled $450.9 million as of March 31, 1995 and receive approximately $25.2 million in loans and $385.3 million in cash. An additional $25.7 million in cash is expected to be received from the net proceeds of the Offerings. The cash from the Acquisition and the Offerings will be used to fund investment security purchases, repay short-term borrowings of the Bank, and fund additional growth. The impact of the Acquisition on net interest income is expected, therefore, to include (i) interest income from investment securities purchased, (ii) interest income from the Chase Loans,
(iii) interest income from new loans originated through the Chase Branches, and
(iv) interest expense of the Chase Deposits, including the benefit of the lower interest expense on the Chase Deposits which will replace higher cost short-term borrowings.

  The Company currently estimates that, prior to any secondary market sales, the Bank could make net new loans in an amount equal to at least 40.0% of the Chase Deposits outstanding within five years after consummation of the Acquisition, although there can be no assurance that the Bank will be able to do so. See "Risk Factors -- Lending Risks -- Credit Quality." Because the demographics of both consumers and businesses served by the Chase Branches are similar to those markets in which the Bank currently operates, new loans are expected to be similar to the Bank's current loan distribution with respect to types and pricing characteristics, subject to market conditions. This estimate is dependent upon the Bank's ability to generate new lending business and acquire market share from those financial institutions currently serving the small-business loan customers in these markets.

  Since a large portion of the funds received in the Acquisition and the Offerings will initially be invested in securities, the Company, assisted by an asset/liability consultant, has undertaken analyses to determine a strategy for the optimal deployment of these funds. In order to determine this investment strategy, the Company has conducted an analysis of the impact of the Acquisition on the Bank's overall asset/liability risk position. A variety of interest rate simulations was considered, including, but not limited to, a flat rate environment, a rising rate environment with the Federal Funds rate increasing 200 basis points, and a falling rate environment with the Federal Funds rate decreasing 200 basis points. Each of these scenarios assumed any interest rate movements occurred at regular intervals during the first year of the Acquisition and remained constant thereafter. Additionally, the Company, along with its asset/liability advisor, used historical experience to estimate the impact of Federal Funds rate changes on, among other things, deposit interest rates, the prime lending rate, Treasury rates and prepayment speeds for mortgage securities. The Company continues to utilize and update its analysis as conditions warrant.

  The analysis combined the Bank's March 31, 1995 asset/liability profile with that of the Chase Branches. A number of investment strategies was then examined, focusing on the goal of enhancing the profitability of the Bank while limiting the volatility of earnings under a variety of interest rate environments. Such an investment strategy could be accomplished with a variety of approaches, including maturity laddering of bonds (with and without call features), purchasing mortgage-backed securities whose average life characteristics meet the investment objective, or a combination of these or similar securities. The Company has determined that the strategy which it currently expects will best achieve its goals is investing the net funds received in the Acquisition and the Offerings in seasoned 15-year mortgage-backed securities with an average duration of two to four years.

  As of March 31, 1995, the Company estimates that, following closing of the Acquisition, it will have approximately $252.2 million to invest in these securities and that such investment will take place over a 12 month period. Since the interest rate environment could change substantially before all the funds from the Acquisition are invested, however, it is impossible to predict with certainty which investment combination will ultimately be pursued by the Bank or the length of time it will take to make these investments. It is the Bank's intention that the mix of securities selected will provide continuing cash flows to help fund expected loan growth and/or to subsequently invest in other securities.

  Given the Company's current expectations for loan growth, the intended investment strategy, the repayment of the Bank's short-term borrowings and the acquired deposit liabilities, the Company and its asset/liability consultant have analyzed potential results for the Company under a variety of interest rate scenarios. The analysis showed that the Acquisition could add between $8.2 million in the falling rate scenario and $13.1 million in the rising rate scenario to net interest income in the first full year of operations. While interest rates will continue to have a substantial impact on future earnings levels and therefore no assurance can be given, anticipated loan growth could increase these levels of net interest income in future years.

  Loan Loss Provision. The Chase Loans and any new loans originated by the Bank through the Chase Branches will meet the underwriting standards of the Bank. As the loan portfolio grows, the Bank expects to add annually to its allowance for loan losses by approximately 0.30% to 0.35% (after net charge-offs) of average loans, building to a loan loss reserve of 1.30% of period-end loans within approximately four years. Actual loan loss reserves will be based on numerous factors, including the state of the national and regional economy and local real estate values, and may be higher or lower than the Bank's current expectations.

  Non-Interest Income. The Company expects to earn additional non-interest income through deposit service charges and by selling trust and investment products to the customers of the Chase Branches. The Bank has historically earned approximately 70 basis points on average assets in non-interest income. While actual results will be based on numerous factors, many of which are not in the Company's control, and, therefore, no assurance can be given, the Company believes that a rate of 50 to 70 basis points of the Chase Deposits is a reasonable approximation of the level of non-interest income it could earn after the Acquisition. The Company expects that most of this non-interest income will be derived from fees earned on deposit accounts through service charges and overdraft fees. Because of the similarities in the deposit bases and the fee structures of the Chase Branches and the Bank, the Company expects its historical rate of approximately 40 basis points of average deposits earned in such fees to be comparable at the Chase Branches. Other non-interest income is expected to be generated through annuity fees, trust income (both personal and employee benefit), merchant credit card income and mortgage servicing fees from loans sold into the secondary market. The combination of these sources could result in additional non-interest income of $2.3 million to $3.2 million on an annualized basis.

  Non-Interest Expense. The Company has estimated the cost of operating the Chase Branches within the Bank's existing infrastructure. The following is a breakdown of the additional annual expenses anticipated over the first full year of operations:

                                                                     AMOUNT
                                                                  -------------
                                                                  (IN MILLIONS)
        Salary and employee benefits............................. $  3.3 to 3.6
        Occupancy expense........................................           1.1
        Amortization of intangible assets........................           3.0
        Other expense............................................    3.4 to 3.6
                                                                  -------------
            Total incremental non-interest expense............... $10.8 to 11.3
                                                                  =============

  Salary and employee benefits include approximately 103 full-time equivalent employees currently at the Chase Branches. Up to approximately 36 full-time equivalent employees may be added over a period of time following the Acquisition, primarily in the Bank's operations centers to service the Chase Deposits, Chase Loans, and expected loan growth. Occupancy expense includes estimated costs of refurbishment and other capital expenditures that the Bank is expected to incur after completion of the Acquisition.

  For income tax purposes, the intangible assets created from the 8.25% deposit premium paid in the Acquisition are fully tax-deductible and amortizable on a straight-line basis over a 15 year period under current law. For financial statement proposes, generally accepted accounting principles as currently in effect require that a portion of the premium be attributed to the Core Deposit Value and amortized over the expected life of the Chase Deposits in a manner approximating their decay rate. The balance of the premium is attributable to the cost of entering the new banking markets represented by the Chase Branches, and is amortizable on a straight-line basis over a 25-year period.

  The Core Deposit Value is expected to be $18.2 million, amortizable over a 10-year period. For the first full year, amortization of the Core Deposit Value and other intangibles is expected to be approximately $3.0 million, declining to $2.8 million and $2.5 million in the second and third years, respectively.

  Other expenses include conversion costs and data processing expenses estimated for the Acquisition as well as the other support costs needed to operate the Chase Branches, including the impact of increased FDIC deposit insurance premiums to the Bank of approximately $220,000 (assuming that the Bank remains in the "adequately capitalized" designation for one year following the Acquisition). $275,000 of other expenses are one-time charges (mostly anticipated to be incurred in 1995) necessary in order to effect the Acquisition. In addition, the Company expects to incur $1.9 million in related incremental capital expenditures.

  Depending on the actual number of employees to be added to service the incremental business from the Chase Branches and discretion in incurring other incremental expenses, total incremental expense may range from $10.8 million to $11.3 million in the first full year of operating the Chase Branches.

IMPACT OF THE ACQUISITION ON OPERATING PERFORMANCE
ASSUMING INTENDED POTENTIAL DISPOSITION

  The Bank anticipates that there will be a reduction in deposits of approximately $108 million consisting of approximately $26 million of Chase Deposits expected to run-off between March 31, 1995 and consummation of the Acquisition and approximately $82 million in deposits divested through a combination of selling certain branch locations and related deposits and reducing public funds from the Bank's balance sheet. See "The Acquisition --
 Potential Disposition." These divestitures, if and when completed, should have the effect of returning the Bank's Tier I leverage ratio to the "well capitalized" level more quickly and should reduce potential variances in earnings levels. If the Bank were to divest $82 million in deposits and if $26 million in run-off of Chase Deposits occurred prior to the Acquisition, the following are the Company's estimates of the impact to its operations:

  Net Interest Income. Using the same analysis described above, the reduction in the Bank's size could result in additional net interest income of $8.4 million in the falling interest rate scenario to $12.1 million in the rising interest rate scenario rather than $8.2 million in the falling interest rate scenario to $13.1 million in the rising interest rate scenario. As discussed above, the Company expects loan generation to reach 40% of the reduced deposit total by the fifth year of operation. The Company expects a similar mix of investment securities to be purchased. However, because it is estimated that only $156.1 million will be available for purchasing investment securities given the deposit reduction, the Company believes it could have these funds fully invested within 8 to 12 months, subject to market conditions.

  Provision for Loan Losses. The only direct effect of divestitures on the Bank's provision level would be due to lower loan volumes as a result of fewer branch locations to originate new loans.

  Non-Interest Income. The reduction in deposits could reduce the expected additional income by $0.4 million to $0.7 million, which could result in additional non-interest income to the Bank of $1.9 million to $2.5 million, rather than $2.3 million to $3.2 million. The decline is due only to the assumption that there are fewer deposits and accounts as a result of the divestitures from which to generate fees and service charges, as well as to cross-sell other investment products. The Company still expects to earn from 50 to 70 basis points on the deposit total for the same reasons discussed above.

  Non-Interest Expense. A $108 million reduction in deposits as described above would result in reduced expenses. The extent of such reductions would be largely dependent upon the number and identity of branches sold. The Company estimates the savings to be approximately $1.3 million in the first full year of operations. This could cause the net impact from the Acquisition on non-interest expense to be reduced from $10.8 million to $11.3 million to approximately $9.5 million to $10.0 million.

                                USE OF PROCEEDS

  The primary purpose of the Offerings is to raise additional capital to support the Bank's continued growth, including capital in form and amount sufficient to maintain the Bank's Tier I leverage ratio at no lower than 4.0% upon consummation of the Acquisition.

  The net proceeds to be received by the Company from the Common Stock Offering are estimated to be $17.0 million ($19.7 million if the Underwriters' over-allotment option is fully exercised). The net proceeds to be received by the Company from the Preferred Stock Offering are estimated to be $8.7 million. The aggregate net proceeds from the Offerings are therefore estimated to be $25.7 million ($28.4 million if the Underwriters' over-allotment option is fully exercised). The net proceeds of the Offerings will be contributed by the Company to the Bank as capital surplus which is expected to qualify as regulatory capital of the Bank under the regulatory capital guidelines of the OCC. The Bank intends to use the net proceeds for general corporate purposes, including the making of loans and investments in the ordinary course of business. The Bank presently intends to use a portion of the net proceeds to repay short-term borrowings. The aggregate outstanding amount of such short-term borrowings was $158.8 million as of March 31, 1995. The average interest rate of such borrowings was approximately 6.40% as of March 31, 1995, and all such borrowings mature no later than April 30, 1995.

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company at March 31, 1995 and as adjusted to give effect to the Offerings (assuming the Underwriters' over-allotment option is not exercised). See "Underwriting." The following should be read in conjunction with the consolidated financial statements and notes thereto of the Company appearing elsewhere in this Prospectus.

                                                           AT MARCH 31, 1995
                                                         -----------------------
                                                         ACTUAL   AS ADJUSTED(1)
                                                         -------  --------------
                                                              (UNAUDITED)
                                                             (IN THOUSANDS)
Shareholders' Equity:
  Common Stock, par value $1.25 per share, 5,000,000
   shares authorized, 2,788,150 shares issued (and
   3,538,150 shares issued, as adjusted)...............  $ 3,485     $ 4,423
  Preferred Stock, par value $1.00 per share, 500,000
   shares authorized, 90,000 shares issued and
   outstanding as adjusted.............................      --        9,000
Surplus................................................   14,885      30,680
Undivided profits......................................   51,768      51,768
Unrealized net losses on available-for-sale securities.   (1,172)     (1,172)
Shares issued under employee stock plan -- unearned....       (3)         (3)
                                                         -------     -------
  Total shareholders' equity...........................  $68,963     $94,696
                                                         =======     =======

(1) Assumes that 750,000 shares of Common Stock are sold at $25.50 per share, 90,000 shares of Preferred Stock are sold at $100.00 per share and that the net proceeds therefrom are approximately $25.7 million after estimated expenses. If the Underwriters' over-allotment option is exercised in full, 862,500 shares of Common Stock would be sold, resulting in net proceeds from the Offerings of approximately $28.4 million.

                     MARKET FOR COMMON STOCK AND DIVIDENDS

  The Common Stock has been traded over-the-counter on the Nasdaq National Market under the symbol "CBSI" since September 16, 1986. On May 26, 1995, the last reported sale and bid price of the Common Stock, as reported on the Nasdaq National Market, was $26.00 and $25.00, respectively. The following table sets forth the high and low bid quotations for the Common Stock, and the cash dividends declared with respect thereto, for the periods indicated. The quotations represent bid prices between dealers, do not include retail mark-ups, mark-downs or commissions, and do not necessarily represent actual transactions. There were 2,789,750 shares of Common Stock outstanding on May 26, 1995.

                                                  PRICE RANGE  CASH DIVIDEND
                                                 ------------- DECLARED PER
                                                  HIGH   LOW       SHARE
                                                 ------ ------ -------------
1995:
 First Quarter.................................. $27.00 $25.25     $0.30
 Second Quarter (April 1 through May 26)........  29.00  25.00     $0.30
1994:
 First Quarter.................................. $30.75 $28.50     $0.27
 Second Quarter.................................  30.50  28.50      0.27
 Third Quarter..................................  31.75  29.00      0.30
 Fourth Quarter.................................  31.75  25.75      0.30
                                                                   -----
                                                                   $1.14
                                                                   =====
1993:
 First Quarter.................................. $30.50 $27.88     $0.25
 Second Quarter.................................  30.00  26.00      0.25
 Third Quarter..................................  30.00  25.00      0.27
 Fourth Quarter.................................  30.75  23.00      0.27
                                                                   -----
                                                                   $1.04
                                                                   =====

  The Company has historically paid regular quarterly cash dividends on its Common Stock, and declared a cash dividend of $0.30 per share for each of the first and second quarters of 1995. The Board of Directors of the Company presently intends to continue the payment of regular quarterly cash dividends on the Common Stock, as well as to make payment of regularly scheduled dividends on the Preferred Stock as and when due, subject to the Company's need for those funds. See "Description of Capital Stock -- Preferred Stock." However, because substantially all of the funds available for the payment of dividends by the Company are derived from the Bank, future dividends will depend upon the earnings of the Bank, its financial condition, its need for funds and applicable governmental policies and regulations. See "Certain Regulatory Considerations -- Limits On Dividends and Other Revenue Sources."

  Prior to the Preferred Stock Offering, there has been no public market for the Preferred Stock. The Company may make an application to have the Preferred Stock approved for quotation on the Nasdaq National Market or on a national exchange, although there can be no assurance that the Company will be able to do so. If the Preferred Stock is approved for quotation on the Nasdaq National Market, M.A. Schapiro intends to make a market in the Preferred Stock. The Company anticipates that there will be fewer than 10 holders of Preferred Stock after the Preferred Stock Offering.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

  The following table sets forth selected consolidated historical financial data of the Company as of and for each of the years in the five year period ended December 31, 1994 (the "Year End Data") and the three months ended March 31, 1995 and March 31, 1994 (the "Quarterly Data"). The historical "Income Statement Data", "End of Period Balance Sheet Data", "Per Share Data", "Outstanding Shares", and certain "Selected Ratios" contained in the Year End Data are derived from financial statements which have been audited by Coopers & Lybrand, L.L.P., independent public accountants. All other information contained in the Year End Data and all Quarterly Data are unaudited. All financial information in this table should be read in conjunction with the information contained in "Capitalization", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Consolidated Financial Statements and the related notes thereto included elsewhere in this Prospectus. See also "The Acquisition -- Impact of the Acquisition on Operating Performance" for a discussion of the impact of the Acquisition on certain of the Selected Consolidated Financial Information.

                           THREE MONTHS ENDED
                                MARCH 31,                        YEAR ENDED DECEMBER 31,
                          ----------------------  ----------------------------------------------------------
                             1995        1994        1994        1993        1992        1991        1990
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
 Interest income........  $   18,656  $   13,508  $   61,575  $   54,642  $   56,345  $   59,364  $   60,200
 Interest expense.......       8,230       4,434      22,130      17,733      21,608      29,838      33,329
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Net interest income....      10,426       9,074      39,445      36,909      34,737      29,526      26,871
 Provision for possible
  loan losses...........         254         239       1,702       1,506       2,727       2,516       2,960
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Net interest income af-
  ter provision for pos-
  sible loan losses.....      10,172       8,835      37,743      35,403      32,010      27,010      23,911
 Non-interest income....       1,397       1,229       5,120       4,764       5,082       4,623       4,820
 Non-interest expense...       7,024       6,256      26,498      24,827      26,447      26,665      25,873
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Income before income
  taxes.................       4,545       3,808      16,365      15,340      10,645       4,968       2,858
 Provision for income
  taxes.................       1,793       1,408       6,256       5,765       3,139       1,296         753
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Net income.............  $    2,752  $    2,400  $   10,109  $    9,575  $    7,506  $    3,672  $    2,105
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========
END OF PERIOD BALANCE
 SHEET DATA:
 Total Assets...........  $  960,280  $  768,087  $  915,501  $  713,053  $  669,274  $  634,492  $  617,851
 Net Loans..............     495,381     426,470     483,079     417,871     362,356     348,569     364,733
 Earning Assets.........     882,558     722,023     861,599     671,415     625,342     577,986     569,148
 Total Deposits.........     722,381     622,218     679,638     588,315     557,915     575,876     561,207
 Long-term debt and cap-
  ital lease obliga-
  tions.................         550         567         550         592         139         862       1,020
 Shareholders' equity...      68,963      62,729      66,290      61,986      53,417      48,244      46,440
AVERAGE BALANCE SHEET
 DATA:
 Total Assets...........  $  929,778  $  730,155  $  808,948  $  684,863  $  650,804  $  622,927  $  613,157
 Net Loans..............     488,436     419,874     446,135     382,680     351,241     352,921     370,190
 Earning Assets.........     877,322     680,577     756,871     640,070     601,636     576,323     565,770
 Total Deposits.........     702,233     601,747     651,479     598,860     585,571     566,447     556,893
 Long-term debt and cap-
  ital lease obliga-
  tions.................         550         576         557         256         379         924       1,095
 Shareholders' equity...      67,151      62,636      64,033      57,298      50,868      47,182      46,611
PER SHARE DATA:
 Net Income.............  $     0.98  $     0.85  $     3.59  $     3.43  $     2.76  $     1.36  $     0.78
 Cash dividend declared.        0.30        0.27        1.14        1.04        0.90        0.76        0.76
 Period-end book value..       24.73       22.81       23.78       22.55       19.81       17.93       17.18
 Period-end tangible
  book value............       22.59       22.66       21.59       22.39       19.58       17.58       16.62
OUTSTANDING SHARES:
 Average during period..   2,815,377   2,807,651   2,814,710   2,788,330   2,722,093   2,694,101   2,703,698
 End of period..........   2,788,150   2,749,518   2,788,150   2,748,318   2,696,760   2,690,260   2,703,385
SELECTED RATIOS:
 Return on average total
  assets(1).............        1.20%       1.33%       1.25%       1.40%       1.15%       0.59%       0.34%
 Return on average
  shareholders' equi-
  ty(1).................       16.62       15.54       15.79       16.71       14.76        7.78        4.52
 Dividend payout ratio..       30.40       30.93       31.24       29.67       32.26       55.74       97.62
 Net interest margin
  (taxable equivalent
  basis)(1).............        4.88        5.51        5.30        5.90        5.82        5.14        4.77
 Non-interest income to
  average assets (ex-
  cluding security gains
  and losses)(1)........        0.61        0.68        0.69        0.70        0.75        0.78        0.79
 Efficiency ratio.......       58.72       59.68       57.94       58.45       65.48       75.55       78.39
 Non-performing assets
  to period-end total
  loans and other real
  estate owned..........        0.69        0.73        0.72        0.73        0.67        1.56        1.38
 Allowance for loan
  losses to period-end
  loans.................        1.30        1.34        1.30        1.37        1.37        1.24        0.99
 Allowance for loan
  losses to period-end
  non-performing loans..      201.94      227.48      192.79      238.67      310.05      185.40      112.64
 Allowance for loan
  losses to period-end
  non-performing assets.      188.04      183.40      179.67      186.06      205.72       78.81       71.35
 Net charge-offs (recov-
  eries) to average to-
  tal loans(1)..........        0.09        0.23        0.25        0.20        0.59        0.51        0.59
 Average net loans to
  average total depos-
  its...................       69.55       69.78       68.48       63.90       59.98       62.30       66.47
 Period-end total share-
  holders' equity to pe-
  riod end assets.......        7.18        8.17        7.24        8.69        7.98        7.60        7.52
 Tier I capital to risk-
  adjusted assets.......       12.41       14.62       12.43       14.87       13.13       13.01       11.62
 Total risk-based capi-
  tal to risk-adjusted
  assets................       13.65       15.87       13.68       16.12       14.37       13.96       12.56
 Tier I leverage ratio..        6.70        8.07        6.80        8.46        7.90        7.49        7.88
 Ratio of earnings to
  fixed charges:
 Including interest on
  deposits..............      154.94      185.22      173.40      185.75      148.72      116.54      108.53
 Excluding interest on
  deposits..............      290.89      802.70      500.78    1,753.02    2,233.27    1,397.39      614.03

- -------

(1) Annualized for the three months ended March 31, 1995 and 1994

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion is intended to facilitate an understanding and assessment of significant changes in trends related to the financial condition of the Company and the results of its operations. The following discussion and analysis should be read in conjunction with the Selected Consolidated Financial Data and the Company's Consolidated Financial Statements and related notes thereto appearing elsewhere in this Prospectus. All references in the discussion to financial condition and results of operations are to the consolidated position and results of the Company and its subsidiaries taken as a whole.

RESULTS OF OPERATIONS

  In the first quarter of 1995, the Company's net income increased $352,000 or 14.6% over the first quarter of 1994. During this period, earnings per share rose 15.3% to $0.98, a record quarterly level for the Company. In 1994, the Company's net income increased 5.6% from $9.6 million in 1993 to $10.1 million, a record level for the Company. In 1994, earnings per share reached $3.59, up 4.7% over the $3.43 reported in 1993. 1992's net income was $7.5 million or $2.76 per share. The Company's earnings growth in the first quarter of 1995 and in 1994 was influenced by the following factors:

  . Net interest income in the first quarter of 1995 on a fully tax-equivalent basis increased 14.2% over the first quarter of 1994 due to earning asset growth of 28.9%. During 1994, net interest income on a fully tax-equivalent basis increased 6.3% over 1993, reflecting earning asset growth of 18.2%, which more than offset the impact of a 59 basis point decline in the Company's net interest margin from its historical annual high in 1993.

  . Non-interest income was up 13.7% during the first quarter of 1995 over the first quarter of 1994, reflecting higher fees from sales of annuities, mutual funds, and employee benefit trust products, as well as greater service charges and commissions from an expanded customer base gained from acquisitions completed in 1994. During 1994, non-interest income was up 7.5% over 1993 due largely to continued strength in fiduciary services income, the first-year impact of new investment product sales, and growth in general service charges, commissions and fees; excluding net losses on the sale of investment securities and other assets, non-interest income rose 17.6% over 1993.

  . Non-interest expense increased 12.3% during the first quarter of 1995 over the first quarter of 1994. More than half of this increase reflected higher personnel costs due to acquisitions completed in the second half of 1994. Staff has also been added to support business development efforts. The remaining increases were related to greater occupancy costs, higher FDIC insurance costs and increased deposit intangible amortization expense. In addition, certain other costs were higher due to activities in preparation for the Acquisition. During 1994, non-interest expense increased 6.7% over 1993, reflecting increased staff related to four branches acquired by the Bank in 1994, certain related conversion costs, and amortization of deposit intangibles associated with these branch purchases.

  . Loan loss provision expense was up $15,000, or 6.3%, during the first quarter of 1995 over the first quarter of 1994. During this period, net charge-offs were $112,000 or 0.09% of average loans, with the provision covering net charge-offs by 2.3 times. During 1994, loan loss provision expense rose 13.0%, generally consistent with record loan growth of 15.6%; net charge-offs were $1.1 million, or 0.25% of average loans, with the provision covering net charge-offs by 1.5 times. Effective January 1, 1995, the Company adopted FASB Statement No. 114, "Accounting by Creditors for Impairment of a Loan" and related Statement No. 118, which had no effect on the Company's financial statements as of and for the three months ended March 31, 1995.

  These results reflect the fourth consecutive year of increased earnings since the Company consolidated its five commercial bank subsidiaries into a single-bank entity and ceased operations of unprofitable non-bank subsidiaries. No further expenses relating to this consolidation were incurred in 1994 or 1995. In 1993, one-time expenditures related to the consolidation amounted to $164,000, due primarily to costs associated with closing the Bank's marketing representative office in Ottawa, Canada. In 1992, consolidation-related costs were a substantially greater $812,000.

  The Company's return on average stockholders' equity was 16.62% during the first quarter of 1995 compared with 15.54% during the first quarter of 1994. The return on average total assets for the first quarter of 1995 was 1.20%, as compared to 1.33% for the first quarter of 1994. The Company's return on average stockholders' equity was 15.79% in 1994, as compared to 16.71% in 1993 and 14.76% in 1992. The return on average total assets for 1994 was 1.25%, as compared to 1.40% for 1993 and 1.15% for 1992.

NET INTEREST INCOME

  Net interest income, the largest single component of the Company's earnings, represents the difference between income earned on loans and other interest-earning assets and interest expense paid on deposits and borrowing. Net interest margin is the difference between the gross yield on interest-earning assets and the cost of interest-bearing funds as a percent of average interest-earning assets.

  The Company's net interest income is affected by the change in the amount and mix of interest-earning assets and interest-bearing liabilities, referred to as a "volume change." It is also affected by changes in yields earned on assets and rates paid on deposits and other borrowed funds, referred to as a "rate change."

  The following table sets forth certain information concerning average interest-earning assets and interest-bearing liabilities and the yields and rates thereon. Interest income and resultant yield information in the table is on a fully tax-equivalent basis for the three-year period ended December 31, 1994 and the three months ended March 31, 1995 and March 31, 1994. Marginal federal income tax rates of 22%, 34% and 34% were utilized for 1992, 1993 and 1994, respectively and 34% and 35%, respectively, for the first quarters of 1994 and 1995. Averages are computed on daily average balances for each month in the period divided by the number of days in the period. Yields and amounts earned include loan fees. Non-accrual loans have been included in interest-earning assets for purposes of these computations.

                                       ANNUALIZED FOR THE
                                  THREE MONTHS ENDED MARCH 31,
                   ---------------------------------------------------------------
                               1995                           1994
                   ------------------------------ --------------------------------
                                        AVERAGE                        AVERAGE
                   AVERAGE   AMOUNT OF YIELD/RATE AVERAGE   AMOUNT OF YIELD/RATETE
                   BALANCE   INTEREST     PAID    BALANCE   INTEREST     PAID
                   --------  --------- ---------- --------  --------- ------------

ASSETS
Interest-earning
assets:
 Federal funds
 sold and
 securities
 purchased under
 agreements to
 resell..........  $  2,266   $    33     5.87%   $      0   $    0      0.00%
 Time deposits in
 other banks.....         0         0     0.00          90        1      4.77
 Taxable invest-
 ment securities.   367,710     6,851     7.56     236,871    3,801      6.51
 Non-taxable
 investment
 securities......    18,910       439     9.43      23,742      547      9.35
 Loans (net of
 unearned
 discount).......   488,436    11,471     9.52     419,874    9,335      9.02
                   --------   -------             --------   ------
 Total interest-
 earning assets..   877,322    18,794     8.69     680,577   13,684      8.15
Non-interest
earning assets:
 Cash and due
 from banks......    31,690                         31,191
 Premises and
 equipment.......    10,665                         10,051
 Other assets....    19,524                         11,821
 Less allowance
 for loan losses.    (6,320)                        (5,697)
 Net unrealized
 gains/(losses)
 on available-
 for-sale portfo-
 lio.............    (3,103)                         2,212
                   --------                       --------
 Total...........  $929,778                       $730,155
                   ========                       ========
LIABILITIES AND
STOCKHOLDERS'
EQUITY
Interest-bearing
liabilities
 Savings depos-
 its.............  $303,575   $ 2,002     2.68%   $313,125   $1,928      2.50%
 Time deposits...   295,808     3,889     5.33     196,099    1,998      4.13
 Term borrowings.   153,075     2,333     6.18      58,274      500      3.48
 Long-term bor-
 rowing..........       550         6     4.42         576        7      4.93
                   --------   -------             --------   ------
 Total interest-
 bearing
 liabilities.....   753,008     8,230     4.43     568,074    4,433      3.16
Non-interest-
bearing
liabilities
 Demand deposits.   102,850                         92,523
 Other liabili-
 ties............     6,769                          6,922
Stockholders'
equity...........    67,151                         62,636
                   --------                       --------
 Total...........  $929,778                       $730,155
                   ========                       ========
Net interest
income...........             $10,564                        $9,251
                              =======                        ======
Net yield on
interest-earning
assets...........                         4.88%                          5.51%
                                          ====                           ====



                                                      YEAR ENDED DECEMBER 31,
                    --------------------------------------------------------------------------------------------
                                1994                           1993                           1992
                    ------------------------------ ------------------------------ ------------------------------
                                         AVERAGE                        AVERAGE                        AVERAGE
                   AVERAGE   AMOUNT OF YIELD/RATE AVERAGE   AMOUNT OF YIELD/RATE AVERAGE   AMOUNT OF YIELD/RATE
                   BALANCE   INTEREST     PAID    BALANCE   INTEREST     PAID    BALANCE   INTEREST     PAID
                   --------  --------- ---------- --------  --------- ---------- --------  --------- ----------
                    (DOLLARS IN THOUSANDS)
ASSETS
Interest-earning
assets:
 Federal funds
 sold and
 securities
 purchased under
 agreements to
 resell..........  $      0   $     0     0.00%   $  1,669   $    53     3.18%   $  7,624   $   285     3.74%
 Time deposits in
 other banks.....        25         1     4.59         146        20    13.70         453        25     5.52
 Taxable invest-
 ment securities.   287,892    19,444     6.75     228,661    16,550     7.24     212,328    17,057     8.03
 Non-taxable
 investment
 securities......    22,819     2,103     9.22      26,914     2,631     9.78      29,990     2,266     7.56
 Loans (net of
 unearned
 discount).......   446,135    40,699     9.12     382,680    36,236     9.47     351,241    36,932    10.52
                   --------   -------             --------   -------             --------   -------
 Total interest-
 earning assets..   756,871    62,247     8.23     640,070    55,490     8.67     601,636    56,565     9.41
Non-interest
earning assets:
 Cash and due
 from banks......    32,411                         29,056                         32,832
 Premises and
 equipment.......    10,335                         10,673                         11,858
 Other assets....    15,896                         10,439                          9,120
 Less allowance
 for loan losses.    (5,860)                        (5,375)                        (4,642)
 Net unrealized
 gains/(losses)
 on available-
 for-sale portfo-
 lio.............      (705)                             0                              0
                   --------                       --------                       --------
 Total...........  $808,948                       $684,863                       $650,804
                   ========                       ========                       ========
LIABILITIES AND
STOCKHOLDERS'
EQUITY
Interest-bearing
liabilities
 Savings depos-
 its.............  $323,443   $ 8,249     2.55%   $320,966   $ 8,677     2.70%   $301,228   $10,442     3.47%
 Time deposits...   229,449     9,964     4.34     190,166     8,285     4.36     201,229    10,909     5.42
 Term borrowings.    87,334     3,917     4.49      22,979       771     3.36       8,373       257     3.07
 Long-term bor-
 rowing..........
                   --------   -------             --------   -------             --------   -------
 Total interest-
 bearing
 liabilities.....   640,226    22,130     3.46     534,111    17,733     3.32     510,830    21,608     4.23
Non-interest-
bearing
liabilities
 Demand deposits.    98,587                         87,728                         83,114
 Other liabili-
 ties............     6,102                          5,726                          5,992
Stockholders'
equity...........    64,033                         57,298                         50,868
                   --------                       --------                       --------
 Total...........  $808,948                       $684,863                       $650,804
                   ========                       ========                       ========
Net interest
income...........             $40,117                        $37,757                        $34,957
                              =======                        =======                        =======
Net yield on
interest-earning
assets...........                         5.30%                          5.90%                          5.82%
                                          =====                          =====                          =====

  The Company's net interest income, on a fully tax equivalent basis, was $10.6 million during the first quarter of 1995. This represented a $1.3 million or 14.2% increase over the first quarter of 1994. This increase resulted from growth in interest-earning assets, primarily taxable investment securities and loans. The Company's net interest income, on a fully tax-equivalent basis, was $40.1 million in 1994. This represented a $2.4 million or 6.3% increase from 1993 and resulted primarily from growth in interest-earning assets. Net interest income grew $2.8 million or 8.0% in 1993 over 1992. Over $600,000 of 1993's growth reflects premiums received on $12.9 million in investment securities called for redemption.

  Average interest-earning assets grew by $196.7 million, or 28.9%, during the first quarter of 1995 over the first quarter of 1994. Average interest-earning assets grew by $116.8 million in 1994, after increasing by $38.4 million in 1993 and $25.3 million in 1992. Slightly less than half of 1994's growth was made possible by an expanded deposit base, with branch acquisitions contributing approximately 60% of that deposit increase. Greater short-term borrowing from the FHLB provided the balance of funding needed to support 1994 interest-earning asset growth. During the first quarter of 1995, average loans increased $68.6 million or 16.3% over the first quarter of 1994 while average investments increased $126.0 million or 48.3% during the first quarter of 1995 over the first quarter of 1994. In 1994, average loans increased $63.5 million or 16.6% over 1993, while average investments increased $55.1 million or 21.6% over 1993. The components of 1993's growth were a 9.0% increase in average loans over 1992 and a 5.5% rise in average investments.

  As discussed above, the increase in interest-earning assets in 1994 was in excess of the growth funded by the expanded deposit base provided by the Bank's branch acquisitions. This expanded deposit base contributed approximately $14.1 million of the increase in average time deposits in 1994, with the balance reflecting a shift in consumer preference from holding funds in lower yielding savings and money market accounts. A substantial portion of the increase in investment securities was funded with borrowings from the FHLB, reflective of the Bank's stated objective to actively utilize its tangible capital.

  Average borrowings increased by $64.3 million in 1994 to $87.3 million or to 11.5% of the interest-earning assets. In 1993 average borrowings were $23.0 million or 3.6% of interest-earning assets. This increased leverage had a significantly favorable impact on the Company's net interest income as a result of the positive spread between the yield on earning assets and cost of borrowed funds.

  Average borrowings for the first quarter of 1995 were $153.6 million, an increase of $94.8 million from the first quarter of 1994 and $24.6 million from the fourth quarter of 1994. Similar to the preceding two years, a substantial portion of the increases supported investment security purchases. Average investments outstanding for the first quarter of 1995 rose $30.7 million over 1994's fourth quarter due to less attractive investment opportunities in a falling rate environment; most of the increase reflects the full quarter's effect of purchases made toward the end of 1994. Virtually all of the Bank's borrowings are expected to be replaced with lower cost core deposit liabilities assumed in the Acquisition.

  As more fully explained in "Business--Loan Portfolio," growth in average loans of 16.6% in 1994 and 9.0% in 1993 reflects the following general trends:

  . Expanded residential real estate lending, which grew rapidly through year-end 1993, largely due to refinancing caused by the historically low mortgage rate environment, with growth slowing thereafter as rates began to rise;

  . A relatively steady increase throughout the period in lending to small- and medium-sized businesses;

  . An increase in indirect installment lending in the spring of 1993 after a three-and-one-half year decline, with accelerated growth in the spring of 1994 as new and used car sales climbed nationwide; and

  . Relatively stagnant general direct installment lending until the spring of 1994, with moderate improvement thereafter.

  The same trends experienced in 1994 have continued through the first quarter of 1995, explaining growth in average loans of $68.6 million or 16.3% over the comparable 1994 period.

  Average net interest margin decreased 63 basis points to 4.88% in the first quarter of 1995 compared with the first quarter of 1994. This decline in net interest margin was due to a 54 basis point increase in the yield on interest-earning assets compared to an increase of 127 basis points in the rate on interest-bearing liabilities. During this period, the cost of funds rate has increased 118 basis points, largely due to an increasing volume of higher cost borrowings versus lower cost deposits (whose rates have lagged). The yield on loans has risen 50 basis points as lower yielding loans have gradually matured or repriced and have been replaced at higher yields. The yield on investments rose 88 basis points due to improved investment opportunities and an expanded portfolio. However, the $196.7 million increase in interest-earning assets more than offset the impact of this margin decline on net interest income.

  Average net interest margin decreased 60 basis points to 5.30% in 1994, as compared to 5.90% in 1993 and 5.82% in 1992. For the fourth quarter of 1994, the average net interest margin was 5.11%. This most recent level reflects a decline from the peak achieved in the fourth quarter of 1992 of 6.16%. During 1993, rates on interest-bearing liabilities fell more slowly than the decline in interest-earning asset yields. In 1994, interest-earning asset yields continued to decrease through early spring before turning up with a lag in response to the rising prime and other financial market rates. As such, yields ended the year slightly higher than they began. On the other hand, the average rate paid on interest-bearing liabilities increased in the first quarter of 1994, coincident with the rise in the Federal Funds rate, and ended the year almost three quarters of a point higher than where it started.

  The above rate patterns reflect the changing financial market environment and the structure of the Bank's balance sheet. More specifically, the Company's deposits have a shorter maturity or are subject to repricing more frequently than its loans and investments, both of which are more fixed-rate in nature but with a high degree of cash flow. As a result, with the exception of prime rate-based loans, the Bank's overall yield on interest-earning assets adjusts more slowly than rates paid on certificates of deposit; moderating this latter impact is the typical lag of rate changes on regular savings and money market accounts behind certificates of deposit repricing. Rates on the Bank's FHLB borrowing, the majority of which are overnight or mature within 30 days, mirror the rise in the Federal Funds rate.

  The effect of interest rate changes on prepayment patterns over the 1992-1994 period had a modest impact on the Bank's performance.

  During this time period, the weighted average maturity of the Bank's mortgage backed security ("MBS") portfolio was less than 12.5 years in stated final maturity. Thus, although the portfolio was subject to variations in anticipated prepayments, the changes experienced were relatively mild in nature. In addition, the average remaining premium paid on the portfolio ranged from 100.5% to 101.5% of par; therefore, even with increases or decreases in anticipated prepayments, the effect on net interest income was small.

  The Bank's residential mortgage portfolio, like most financial institution portfolios during this time period, experienced a noticeable increase in prepayments as a result of customers choosing to refinance into lower cost mortgages. In order to mitigate this risk, the Bank embarked upon a program to sell conforming residential mortgages into the secondary market. In May 1994, the Bank became an approved originator of mortgages for the Federal National Mortgage Association.

  Net interest income may also be analyzed by segregating the volume and rate components of interest income and interest expense. The following table sets forth for the periods indicated a summary of the changes in net interest income on a fully tax equivalent basis for each major category of interest-earning assets and interest-bearing liabilities resulting from volume changes and rate changes:

                          THREE MONTHS ENDED
                      MARCH 31, 1995 COMPARED TO
                          THREE MONTHS ENDED
                            MARCH 31, 1994                 1994 COMPARED TO 1993             1993 COMPARED TO 1992
                   -------------------------------------------------------------------- ---------------------------------
                   INCREASE (DECREASE)
                           DUE                        INCREASE (DECREASE)               INCREASE (DECREASE)
                     TO CHANGE IN (1)                 DUE TO CHANGE IN (1)              DUE TO CHANGE IN (1)
                   ---------------------              ---------------------             ---------------------
                    VOLUME       RATE     NET CHANGE   VOLUME       RATE     NET CHANGE  VOLUME       RATE     NET CHANGE
                   ---------- ----------  ---------------------- ----------  ---------- ---------- ----------  ----------
                                                            (IN THOUSANDS)
Interest earned
 on:
 Federal funds
  sold and
  securities
  purchased under
  agreement to
  resell.........  $      33  $        0    $     33  $     (27) $      (26)   $  (53)  $    (223) $       (9)  $  (232)
 Time deposits in
  other banks....         (1)          0          (1)       (11)         (8)      (19)        (17)         12        (5)
 Taxable
  investment
  securities.....      2,361         689       3,050      4,070      (1,176)    2,894       1,312      (1,819)     (507)
 Non-taxable
  investment
  securities.....       (140)         32        (108)      (384)       (144)     (528)       (232)        597       365
 Loans (net of
  unearned
  discount)......      1,595         541       2,136      5,840      (1,377)    4,463       3,158      (3,854)     (696)
                   ---------  ----------    --------  ---------  ----------    ------   ---------  ----------   -------
 Total interest-
  earning
  assets(2)......     $4,157  $      953      $5,110  $   9,694  $   (2,937)   $6,757   $   3,509  $   (4,584)  $(1,075)
                   =========  ==========    ========  =========  ==========    ======   =========  ==========   =======
Interest paid on:
 Savings
  deposits.......  $    (314) $      388    $     74  $      65  $     (493)   $ (428)  $     702  $   (2,467)  $(1,765)
 Time deposits...      1,203         688       1,891      1,717         (38)    1,679        (600)     (2,024)   (2,624)
 Short-term
  borrowing......      1,241         592       1,833      2,812         334     3,146         455          59       514
 Long-term debt..          0          (1)         (1)        (6)          6         0         (10)         10         0
                   ---------  ----------    --------  ---------  ----------    ------   ---------  ----------   -------
 Total interest-
  bearing
  liabilities(2).     $1,699  $    2,098      $3,798  $   3,627  $      770    $4,397   $     985  $   (4,860)  $(3,875)
                   =========  ==========    ========  =========  ==========    ======   =========  ==========   =======
Net interest
 income(2).......     $7,086     $(5,773)     $1,313  $   6,403  $   (4,043)   $2,360   $   2,304  $      496   $ 2,800
                   =========  ==========    ========  =========  ==========    ======   =========  ==========   =======

(1) The change in interest due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of change in each.

(2) Changes due to volume and rate are computed from the respective changes in average balances and rates of the totals; they are not a summation of the changes of the components.

  As a result of narrower margins, all of the increase in the Company's net interest income for the three months ended March 31, 1995 and for the full year ended 1994 was due to interest-earning asset growth. More specifically, approximately $7.1 million of 1995's growth in net interest income was due to higher volume partially offset by $5.8 million from narrower margins. In 1994 net interest income increased $6.4 million due to higher volume partially offset by $4.0 million from narrower margins. This mix is in contrast to 1993's improvement in net interest income of $2.8 million of which wider margins contributed approximately $500,000.

NON-INTEREST INCOME

  Non-interest income is comprised principally of fees from banking operations and revenues from one-time events, such as net gains/losses from the sale of investments, loans, and miscellaneous assets. Management's focus is to build recurring fee-based income sources and to take advantage of one-time events when they support a specific business objective.

  During the first quarter of 1995, non-interest income was $1.4 million, up $168,000, or 13.7%, from the first quarter of 1994. Income from service charges on deposits explains more than 58% of this change, and is the result of overdraft fees and other fees associated with increased deposit accounts from branches acquired during 1994.

  In 1994, non-interest income was $5.1 million as compared to $4.8 million in 1993 and $5.1 million in 1992. All subcategories of recurring non-interest income showed an increase in 1994 but were partially offset by non-recurring investment security losses.

  The following table sets forth information by category of non-interest income for the Company for the periods indicated:

                               THREE MONTHS ENDED
                                    MARCH 31,        YEAR ENDED DECEMBER 31,
                               --------------------  -------------------------
                                 1995       1994      1994     1993     1992
                               ---------  ---------  -------  -------  -------
                                             (IN THOUSANDS)
Fiduciary and investment
 services..................... $     340  $     325  $ 1,380  $ 1,113  $   898
Service charges on deposits...       405        356    1,621    1,478    1,419
Overdraft fees................       257        208      971      901      847
Other service charges and
 fees.........................       337        311    1,519    1,186    1,455
Other operating income........        58         32      131      101      279
Investment security gains
 (losses).....................         0         (3)    (502)     (15)     184
                               ---------  ---------  -------  -------  -------
  Total....................... $   1,397  $   1,229  $ 5,120  $ 4,764  $ 5,082
                               =========  =========  =======  =======  =======
Total non-interest income
 (excluding investment
 security gains (losses)) as a
 percentage of average
 assets(1)....................      0.61%      0.68%    0.69%    0.70%    0.75%

(1) Annualized for the three month periods ended March 31, 1995 and 1994.

  Income from fiduciary services increased $15,000, or 4.6%, during the first quarter of 1995 over the first quarter of 1994 due primarily to growth in employee benefit trust services. Additionally, other service charges rose due to significant growth in the sale of annuities and mutual funds, as well as the reinstatement of a holiday extension program for installment loans. Growth was partially offset by declining merchant credit card discount fees attributable to the loss of one large vendor account. In 1994, income from fiduciary services increased $267,000, or 24.0% from 1993, to approximately $1.4 million, primarily attributable to increased business development efforts. Service charges and overdraft fees grew to approximately $2.6 million, a 9.0% increase due to a higher deposit base and the Company's commitment to reduce fee waivers. Investment services (selling mutual funds and annuities through the Bank's branch network and financial service representatives in selected geographic markets) was a new product offered in 1994. Income generated from this product in 1994 was $148,000, and is included in other service charges and fees.

  There were no investment security gains or losses during the first quarter of 1995, compared to a loss of $3,000 during the first quarter of 1994. Investment security losses of $502,000 in 1994 were caused by the sale of approximately $27.2 million (carrying value) in investment securities. Investment security losses in 1993 were $15,000, while investment security gains in 1992 were $184,000. The $318,000 decline in non-interest income from 1992 to 1993 was due to this difference in investment security gains and the absence of fees associated with the Company's non-bank computer subsidiary, which was closed in late 1992.

NON-INTEREST EXPENSE

  The following table sets forth information by category of non-interest expenses of the Company for the periods indicated:

                               THREE MONTHS ENDED
                                    MARCH 31,        YEAR ENDED DECEMBER 31,
                               --------------------  -------------------------
                                 1995       1994      1994     1993     1992
                               ---------  ---------  -------  -------  -------
                                         (DOLLARS IN THOUSANDS)
Salary expense................ $   2,840  $   2,542  $10,486  $ 9,631  $ 9,932
Payroll taxes and benefits....       871        742    2,612    2,321    2,010
Net occupancy expense.........       540        533    2,043    1,814    1,849
Equipment expense.............       426        415    1,697    1,642    2,327
Professional fees.............       298        286    1,282    1,528    1,417
Data processing expense.......       490        525    2,573    2,193    1,805
Amortization..................       120         41      355      166      348
Stationary and supplies.......       222        132      739      696      898
Deposit insurance premiums....       381        331    1,390    1,317    1,308
Other.........................       836        709    3,321    3,519    4,553
                               ---------  ---------  -------  -------  -------
    Total..................... $   7,024  $   6,256  $26,498  $24,827  $26,447
                               =========  =========  =======  =======  =======
Total operating expenses as a
 percentage of average
 assets(1)....................      3.06%      3.47%    3.28%    3.63%    4.06%
Efficiency ratio(2)...........     58.72%     59.68%   57.94%   58.45%   65.48%

(1) Annualized for the three month periods ended March 31, 1995 and 1994.

(2) Non-interest expense divided by recurring operating income

  Non-interest expenses increased by $768,000, or 12.3%, during the first quarter of 1995 over the first quarter of 1994. Non-interest expenses increased $1.7 million, or 6.7%, to $26.5 million in 1994, compared to a decline of $1.6 million, or 6.1%, from 1992 to 1993. Salary and benefit expenses comprised the largest share of non-interest expense, increasing $427,000, or 13.0%, during the first quarter of 1995 over the first quarter of 1994, and increasing 9.6% from 1993 to 1994 after decreasing 0.8% from 1992 to 1993. The increase in the first quarter of 1995 was due largely to 43 additional full-time employees resulting in a total of 440 employees as of March 31, 1995. Most of these new employees were hired in the second half of 1994 to support four new branches and business development efforts. The increase in personnel expense in 1994 reflected the partial year impact of these same new hires. The decrease from 1992 to 1993 was due to the closing of a non-bank subsidiary late in 1992.

  Amortization, supplies, net occupancy, and FDIC insurance premiums increased in the first quarter of 1995 compared to the first quarter of 1994 and in 1994 in comparison to 1993, both periods as a result of the Bank's acquisition of three Columbia Savings FSA branches from the Resolution Trust Company in June 1994 and the Bank's acquisition of Chase's Cato, New York branch in October 1994.

INCOME TAX EXPENSE

  Total income tax expense of the Company was approximately $1.8 million for the first quarter of 1995 versus $1.4 million for the first quarter of 1994, and $6.3 million, $5.8 million and $3.1 million for the years 1994, 1993, and 1992, respectively. The Company's effective income tax rate for the first quarter of 1995 and years 1994, 1993 and 1992 was 39.5%, 38.2%, 37.6%, and
29.5%, respectively. Year-to-year increases are the result of higher taxable operating revenues and a higher effective tax rate. The higher effective tax rate for the first quarter of 1995 over previous periods is due to the Company's decreasing proportion of tax-exempt municipal investments.

  Effective January 1993, the Company adopted the provisions of SFAS No. 109, "Accounting for Income Taxes", which requires an asset-liability approach to recognizing the tax effects of temporary differences between tax and financial reporting. In prior years, the Company accounted for the tax effects of timing differences between tax and financial reporting using Accounting Principle Board Opinion Number 11. This change had no significant effect on the 1993 consolidated financial statements.

ASSET/LIABILITY MANAGEMENT

  Asset/liability management involves the maintenance of an appropriate balance between interest sensitive assets and interest sensitive liabilities to reduce interest rate exposure while also providing liquidity to satisfy the cash flow requirements of operations and to meet customers' fluctuating demands for funds, either in terms of loan requests or deposit withdrawals.

  The Company's management has placed an increased emphasis on interest rate sensitivity management. Interest-earning assets and interest-bearing liabilities are those which have yields or rates which are subject to change within a future time period due to maturity of the instrument or changes in the rate environment. Gap refers to the difference between interest-earning assets and interest-bearing liabilities repricing within given time frames. As a result, major fluctuations in net interest income and net earnings could occur due to imbalances between the amounts of interest-earning assets and interest-bearing liabilities, as well as different repricing characteristics. Asset/liability management seeks to protect earnings by maintaining an appropriate balance between interest-earning assets and interest-bearing liabilities in order to minimize fluctuations in the net interest margin and net earnings in periods of volatile interest rates.

  A tool known as a gap maturity matrix is used to isolate interest rate sensitivity or repricing mismatches between assets and liabilities. The diagonal band of bold faced numbers in boxes on the matrix below indicates basic matching of asset/liability repricing and maturity opportunities. Outstandings shown above the band are assets subject to repricing more quickly than their supporting liabilities (asset sensitivity). Outstandings shown below the band are liabilities subject to repricing more quickly than the assets which they support (liability sensitivity).

  The following is the Company's gap maturity matrix:

                        AS OF MARCH 31, 1995(1)(2)

                                                               USES OF FUNDS
                                    >60   37-60   25-36   13-24  181-360 91-180 61-90  31-60   1-30
                          ASSETS  MONTHS  MONTHS MONTHS  MONTHS   DAYS    DAYS   DAYS   DAYS   DAYS   DAILY TOTALS
     --------------------------------------------------------------------------------------------------------------
                                  210,182 99,525 153,371 153,828 80,520  63,972 12,906 11,938 174,038       960,280
    LIABILITIES                     5.16%  8.41%   8.86%   8.64%  8.65%   8.44%  8.82%  8.83%   9.51%         8.04%
     --------------------------------------------------------------------------------------------------------------
     >60                 387,694  210,182 99,525  77,987                                                    387,694
     Months.............   1.35%    3.81%  7.06%   7.51%                                                      5.39%
     37-60                19,955                  19,955                                                     19,955
     Months.............   6.27%                   2.58%                                                      2.58%
     25-36                11,313                  11,313                                                     11,313
     Months.............   5.74%                   3.11%                                                      3.11%
     13-24                52,904                  44,117   8,788                                             52,904
     Months.............   5.01%                   3.85%   3.63%                                              3.81%
     181-360             126,672                         126,672                                            126,672
     Days...............   4.58%                           4.05%                                              4.05%
     91-180               95,828                          18,369 77,460                                      95,828
     Days...............   4.18%                           4.45%  4.47%                                       4.46%
     61-90                35,843                                  3,061  32,783                              35,843
     Days...............   5.32%                                  3.33%   3.13%                               3.14%
     31-60                23,909                                         23,909                              23,909
     Days...............   5.08%                                          3.36%                               3.36%
     1-30                162,398                                          7,281 12,906 11,938 130,274       162,398
     Days                  6.08%                                           2.36   2.74   2.75   3.43%         3.28%
     Daily..............  43,765                                                               43,765        43,765
                           6.13%                                                                3.38%         3.38%
                         -------  ------- ------ ------- ------- ------  ------ ------ ------ ------- ----- -------
     Totals(3).......... 960,280  210,182 99,525 153,371 153,828 80,520  63,972 12,906 11,938 174,038     0 960,280
                         -------  ------- ------ ------- ------- ------  ------ ------ ------ ------- ----- -------
     Net Interest
     Spread.............   3.67%    3.81%  7.06%   5.49%   4.08%  4.42%   3.13%  2.74%  2.75%   3.42% 0.00%   4.36%


(1) Outstandings (dollars in thousands) and yields by repricing interval (days or months)

(2) 85% of savings from accounts of individuals, partnerships and corporations
    (IPC) are treated as >60 months. 15% of IPC Savings spread over 24 months. 100% of IPC Money Market (MM) treated as 91-180 days. 100% of savings from accounts of U.S. government, state and local municipalities (Public Funds) and MM are treated as 181 to 360 days.
(3) Totals may not foot due to rounding.

   (C) Copyright Darling Consulting Group, Inc. 1988, 1989, 1990
 (3)

  As of March 31, 1995, the Bank was structurally liability sensitive in its short-term (under one year) strategic planning horizon and essentially neutral in its long-term (over one year) horizon. As indicated by the matrix, net short-term liability sensitivity was $213.1 million while long-term asset sensitivity was $8.3 million. Much of the short-term sensitivity was the result of funding longer-term investment securities with shorter-term borrowings. Such a funding mismatch was carried out with the intention that such borrowing would be temporary in nature. These short-term borrowings are expected to be replaced with lower cost core deposit liabilities assumed in the Acquisition. As a result of this replacement, the interest rate risk profile of the Bank following the Acquisition will change from liability sensitive to asset sensitive. See "The Acquisition."

  The following table sets forth supporting information to the gap matrix concerning interest rate sensitivity of the Company's consolidated assets and liabilities as of March 31, 1995:

                                          MARCH 31, 1995(1)(2)
                        ------------------------------------------------------------
                                                                 NON-RATE
                                   DAYS                         SENSITIVE
                        -----------------------------    1-5    AND OVER 5
                          0-90     91-180    181-365    YEARS     YEARS     TOTAL(3)
                        --------  --------  ---------  -------- ----------  --------
                                             (IN THOUSANDS)
ASSETS:
Due from banks.........      --        --         --        --  $  50,721   $ 50,721
Investments:
  Fixed-rate mortgage-
   backed.............. $  5,088  $  4,944  $   9,481  $ 69,781    63,412    152,706
  Floating-rate mort-
   gage-backed.........    9,702       --         --        --        --       9,702
  Floating-rate deben-                 --
   tures...............    6,198                  --        --        --       6,198
  Other investments....   10,403    23,370     10,841   156,627    17,331    218,572
                        --------  --------  ---------  -------- ---------   --------
    Total investments..   31,391    28,314     20,322   226,408    80,743    387,178
Loans:
  Adjustable rate......    5,791    11,291     12,963       --        --      30,045
  Fixed-rate...........    4,202     4,078      7,789    48,514    49,238    113,821
  Home equity..........   31,931       --         --        --        --      31,931
  Commercial variable..   84,023       --         --        --        --      84,023
  Other commercial.....   23,931     2,779      4,725    30,462       --      61,897
  Installment, net.....   17,613    17,510     34,721   101,340     2,480    173,664
                        --------  --------  ---------  -------- ---------   --------
    Total loans........  167,491    35,658     60,198   180,316    51,718    495,381
Loan loss reserve......      --        --         --        --     (6,424)    (6,424)
Other assets...........      --        --         --        --     33,424     33,424
                        --------  --------  ---------  -------- ---------   --------
TOTAL ASSETS(3)........ $198,882  $ 63,972  $  80,520  $406,724 $ 210,182   $960,280
                        ========  ========  =========  ======== =========   ========
LIABILITIES AND SHAREHOLDERS'
 EQUITY:
Deposits:
  Demand deposits......      --        --         --        --    101,168    101,168
  Savings/NOW..........    2,871     2,871     20,538    11,484   202,259    240,023
  Money markets........      --     38,443     29,974       --        --      68,417
  CDs/IRA/Other........  104,279    54,514     76,160    72,138     5,681    312,772
                        --------  --------  ---------  -------- ---------   --------
    Total deposits.....  107,150    95,828    126,672    83,622   309,108    722,380
Short-term funds.......  158,765       --         --        550       --     159,315
Other liabilities......      --        --         --        --      9,622      9,622
Shareholders' equity...      --        --         --        --     68,963     68,963
                        --------  --------  ---------  -------- ---------   --------
TOTAL LIABILITIES AND
 SHAREHOLDERS'
 EQUITY(3)............. $265,915  $ 95,828  $ 126,672  $ 84,172 $ 387,693   $960,280
                        ========  ========  =========  ======== =========   ========
INTEREST RATE
 SENSITIVITY GAP....... $(67,033) $(31,856) $ (46,152) $322,552 $(177,511)
                        --------  --------  ---------  -------- ---------
CUMULATIVE INTEREST
 RATE SENSITIVITY GAP.. $(67,033) $(98,889) $(145,041) $177,511         0
                        --------  --------  ---------  -------- ---------

- --------

(1) Outstandings and yields by repricing interval (days or months).

(2) 85% of savings accounts of individuals, partnerships and corporations ("IPC") are treated as >60 months. 15% of IPC Savings spread over 24 months. 100% of IPC Money Market ("MM") treated as 91-180 days. 100% of savings from accounts of U.S. government, state and local municipalities (Public Funds) and MM are treated as 181-360 days.

(3) Totals may not foot due to rounding.

LIQUIDITY AND BORROWING

  The primary objective of liquidity management is to maintain a balance between sources and uses of funds in order that the cash flow needs of the Bank are met in the most economical and expedient manner. The liquidity needs of a financial institution require the availability of cash to meet the withdrawal demands of depositors and the credit commitments of borrowers. Due to the potential for unexpected fluctuation in deposits and loans, active management of the Bank's liquidity is critical. In order to respond to these circumstances, sources of both on- and off-balance sheet funding are in place.

  Traditionally, the Bank has relied on such sources as cash on hand, loan and investment maturities, and large certificates of deposit to fund liquidity needs. The Bank has chosen to expand its sources to include lines of credit with the FHLB and other correspondent banks, as well as securities repurchase agreements with a number of brokerage firms. Excess short-term borrowing capacity, under lines of credit, available for use as of March 31, 1995 amounted to approximately $65.6 million, compared to $62.0 million as of December 31, 1994 and to $64.5 million as of December 31, 1993. The Company has additional borrowing capacity under securities repurchase agreements.

  The Bank's primary approach to measuring liquidity is known as the Basic Surplus/Deficit model. It is used to calculate liquidity over two time periods: first, the relationship within 30 days between liquid assets and short term liabilities which are vulnerable to non-replacement; and second, a projection of subsequent cash flow funding needs over an additional 60 days. The Bank's minimum policy level of liquidity under the Basic Surplus/Deficit model is 7.5% of total assets for both the 30- and 90-day time horizons. At December 31, 1994, this ratio was 12.8% and 13.3%, respectively. As of March 31, 1995, the ratio was 8.7% and 7.1%, respectively. The 90-day ratio is temporarily lower than the policy minimum as of March 31, 1995 because of anticipated outflows of public funds over the ensuing 90 days and high levels of securities pledged to municipal accounts.

  As of March 31, 1995, borrowings amounted to $159.3 million, compared to $162.9 million as of December 31, 1994 and $57.6 million at December 31, 1993. Although the 1994 year-end and 1995 quarter-end increases in borrowings versus 1993's level are attributable in part to seasonal deposit fluctuations and greater than expected fourth quarter loan demand, the majority of new funding was to support management's investment portfolio objectives during 1994. Average borrowing for 1994 totaled $87.3 million versus $23.0 million in 1993. The Chase Deposits are expected to be used to repay the Bank's currently outstanding short-term borrowing. See "The Acquisition."

CAPITAL RESOURCES

  The Company's Tier I capital to risk-weighted assets ratio at March 31, 1995 was 12.41%, compared to 12.43% at December 31, 1994, 14.87% at December 31, 1993 and 13.13% at December 31, 1992. These ratios exceed the regulatory Tier I capital requirement of 4.00%. The Company's total risk-based capital to risk-weighted assets ratio at March 31, 1995 was 13.65%, compared to 13.68% at December 31, 1994, 16.12% at December 31, 1993 and 14.37% at December 31, 1992.
These ratios exceed the regulatory total risk-based capital requirement of 8.00%. The Company's Tier I leverage ratio at March 31, 1995 was 6.70%, compared to 6.80% at December 31, 1994, 8.46% at December 31, 1993 and 7.90% at December 31, 1992. These ratios exceed the regulatory Tier I leverage ratio requirement of 4.00%. The decrease in the above capital ratios since year-end 1993 is the combined result of the intangible asset acquired from branch acquisitions, additional deposits from acquisitions and additional borrowings which fund loan and investment growth. The capital ratios as of March 31, 1995 are expected to be adversely affected by the Acquisition. See "Risk Factors-- Negative Effect of Acquisition on Regulatory Capital."

EFFECTS OF INFLATION

  The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation.

  Virtually all of the assets and liabilities of the Company are monetary in nature. As a result, interest rate changes have a more significant impact on the Company's performance than the effects of general levels of inflation.

PENDING ACQUISITION

  For a discussion of the Company's current assessment of the impact of the Acquisition on the operating performance of the Company, see "The
Acquisition -- Impact of the Acquisition on Operating Performance."

                                    BUSINESS

GENERAL

  The Company is a Delaware corporation, incorporated in 1983 as a bank holding company subject to the Bank Holding Company Act of 1956, as amended. The Company's principal business is to serve as a holding company for the Bank. The Bank is a national bank formed in 1992 by consolidation of the Company's then existing banking subsidiaries, The St. Lawrence National Bank, Horizon Bank, N.A., The Exchange National Bank, The Nichols National Bank and Community National Bank.

  The Bank is a full service commercial bank providing a range of commercial and retail banking services through its two regional offices in Canton, New York and Olean, New York, as well as through 36 banking offices in the Northern New York, Finger Lakes and Southern Tier counties of St. Lawrence, Jefferson, Lewis, Cayuga, Seneca, Ontario, Oswego, Allegany, Cattaraugus, Tioga and Steuben.

  The Bank is a member of the Federal Reserve System and FHLB, and its deposits are insured by the FDIC up to applicable limits.

BANKING SERVICES

  The Bank offers a range of commercial and retail banking services in each of its market areas to business, individual, agricultural and government customers.

  Account Services. The Bank's account services include checking accounts, negotiable orders of withdrawal ("NOW") and savings accounts, time deposit accounts and individual retirement accounts.

  Lending Activities. The Bank's lending activities include the making of residential and farm loans, business lines of credit, working capital facilities, inventory and dealer floor plans, as well as installment, commercial, term and student loans.

  The Company believes that its predominant focus on the retail borrower enables its loan portfolio to be highly diversified. As of March 31, 1995, over 70% of loans outstanding were made to consumers borrowing on an installment and mortgage loan basis. In addition, the typical loan to the Company's commercial business borrowers was under $50,000, with less than 15% of the commercial portfolio being in loans in excess of $500,000.

  Other Services. The Bank offers a range of trust services, including investment management, financial planning and custodial services. The Bank also offers safe deposit boxes, travelers checks, money orders, wire transfers, collections, foreign exchange, drive-in facilities and twenty-four hour depositories. Through an accounts receivable management program, the Bank provides a service to qualifying businesses by purchasing accounts receivable on a discounted basis. In addition, through an affiliation with Prime Vest, Inc., the Bank offers non-bank financial products including fixed- and variable-rate annuities, mutual funds, and stock investments.

LOAN PORTFOLIO

  Net loans grew $12.2 million, or 2.6%, during the first quarter of 1995 to $489.0 million at March 31, 1995. Net loans grew 15.7% from $412.2 million at year-end 1993 to $476.8 million at year-end 1994. This increase was achieved in most loan categories and was attributable to business development efforts by the Bank's lending personnel. The largest volume gain was realized in installment loans to individuals.

  The amounts of the Bank's loans outstanding (net of deferred loan fees or costs) at the dates indicated are shown in the following table according to type of loan:

                                                     AT DECEMBER 31,
                          AT MARCH 31, --------------------------------------------
                              1995       1994     1993     1992     1991     1990
                          ------------ -------- -------- -------- -------- --------
                                               (IN THOUSANDS)
Real estate mortgages
  Residential...........    $194,640   $196,548 $177,059 $146,135 $121,982 $109,995
  Commercial loans
   secured by real
   estate...............      35,389     34,677   31,851   23,411   14,270   10,627
  Commercial real
   estate...............         891        927    1,063    1,647    2,316    2,237
  Farm..................       7,782      7,625    7,421    6,670    1,105    1,115
                            --------   -------- -------- -------- -------- --------
    Total...............     238,702    239,777  217,394  177,863  139,673  123,974
                            --------   -------- -------- -------- -------- --------
Commercial, financial,
 and agricultural
  Agricultural loans....      12,802     13,295   11,564   10,152   16,664   16,823
  Commercial loans......      69,884     67,976   58,252   40,524   44,301   48,875
                            --------   -------- -------- -------- -------- --------
    Total...............      82,686     81,271   69,816   50,676   60,965   65,698
                            --------   -------- -------- -------- -------- --------
Installment loans to
 individuals
  Direct................      55,367     58,371   58,963   64,486   74,848   83,328
  Indirect..............     130,387    121,148   89,513   88,068  100,140  120,972
  Student and other.....      10,926      8,690    6,337    6,492    3,353    7,888
                            --------   -------- -------- -------- -------- --------
    Total...............     196,680    188,209  154,813  159,046  178,341  212,188
                            --------   -------- -------- -------- -------- --------
Other loans.............       1,185      1,482    1,578    3,778    4,419    5,109
                            --------   -------- -------- -------- -------- --------
Gross loans.............     519,253    510,739  443,601  391,363  383,398  406,969
Less: Unearned discount.      23,872     27,660   25,730   29,007   34,829   42,235
   Reserve for possible
   loan losses..........       6,424      6,281    5,706    4,982    4,312    3,607
                            --------   -------- -------- -------- -------- --------
Net loans...............    $488,957   $476,798 $412,165 $357,374 $344,257 $361,127
                            ========   ======== ======== ======== ======== ========

  Real Estate Mortgages. Real estate mortgages decreased by $1.1 million, or 0.5%, during the quarter ended March 31, 1995, due to sales of residential real estate mortgages and normal portfolio amortization. Real estate mortgages increased 10.3% in 1994, as compared to 22.2% in 1993 and 27.3% in 1992. Significant increases in residential real estate mortgages reflected the nationwide surge in refinancing, but slowed in 1994 due to increasing interest rates. Outstandings of the Bank's home equity loan product have continued to grow in recent years in response to its tax-deductible nature and the Bank's marketing efforts.

  Commercial, Financial, and Agricultural. Growth in this category of 1.7% during the first quarter of 1995, 16.4% in 1994 and 37.8% in 1993 was due to increased business development efforts as a result of adding commercial lenders to marketplaces in the Southern Region and an agricultural lender in the Bank's Northern Region. The economic recession which began in mid-1990 caused the decrease in volumes from 1990 to 1992. Approximately 90% of the Bank's commercial customers borrow less than $100,000, which as a group constitute half of commercial loans outstanding.

  Installment Loans to Individuals. The 21.6% increase in this category in 1994, as well as the 4.5% increase during the first quarter of 1995, reflect a reversal of the declining trend reflected for 1990 through 1993. This reversal resulted from increased demand for installment debt indirectly originated through automobile, marine and mobile home dealers. This type of lending has been strong in the Bank's Northern Region for a number of years, while the commitment to indirect lending in the Southern Region was re-emphasized in late 1993 with continued growth in 1994. The declining trend from 1990 through 1993 resulted from the 1990-91 national recession and the lag in economic rebound in the rural New York State markets in which the Bank does business.

MATURITIES AND SENSITIVITIES OF LOANS TO CHANGES IN INTEREST RATES

  The following table shows the amount of loans outstanding as of March 31, 1995 and December 31, 1994 which, based on remaining scheduled repayments of principal, are due in the periods indicated:

                                     AT MARCH 31, 1995                        AT DECEMBER 31, 1994
                          ---------------------------------------- ------------------------------------------
                                                                                MATURING
                                                           TOTAL    MATURING   AFTER ONE   MATURING   TOTAL
                          ONE YEAR ONE YEAR TO FIVE YEARS   BOOK   IN ONE YEAR BUT WITHIN   AFTER      BOOK
                          OR LESS  FIVE YEARS  AND AFTER   VALUE     OR LESS   FIVE YEARS FIVE YEARS  VALUE
                          -------- ----------- ---------- -------- ----------- ---------- ---------- --------
                                                            (IN THOUSANDS)
Commercial, financial,
 and agricultural.......  $15,238    $48,963     $18,485   $82,686   $19,398    $ 43,120   $ 18,753  $ 81,271
Real estate -- mortgage.      824     22,066     215,812   238,702     1,440      17,275    221,062   239,777
Installment.............   55,521    111,443       7,029   173,993    53,162     101,967      6,902   162,031
                          -------   --------    --------  --------   -------    --------   --------  --------
  Total.................  $71,583   $182,472    $241,326  $495,381   $74,000    $162,362   $246,717  $483,079
                          =======   ========    ========  ========   =======    ========   ========  ========

  The following table sets forth the sensitivity of the loan amounts due after one year to changes in interest rates:

                                   MARCH 31, 1995         DECEMBER 31, 1994
                              ------------------------ ------------------------
                              FIXED RATE VARIABLE RATE FIXED RATE VARIABLE RATE
                              ---------- ------------- ---------- -------------
     Due after one year but
      within five years......  $124,721    $ 57,751     $109,611    $ 52,751
     Due after five years....   164,948      76,378      166,559      80,158
                               --------    --------     --------    --------
       Total.................  $289,669    $134,129     $276,170    $132,909
                               ========    ========     ========    ========

NON-PERFORMING ASSETS

  The following table presents information concerning the aggregate amount of non-performing assets:

                                                  AT DECEMBER 31,
                            AT MARCH 31, --------------------------------------
                                1995      1994    1993    1992    1991    1990
                            ------------ ------  ------  ------  ------  ------
                                     (DOLLARS IN THOUSANDS)
Loans accounted for on a
 non-accrual basis........     $2,447    $2,396  $1,738  $  881  $1,369  $2,064
Accruing loans which are
 contractually past due 90
 days or more as to
 principal or interest
 payments.................        734       862     653     726     957   1,138
                               ------    ------  ------  ------  ------  ------
Total non-performing
 loans....................      3,181     3,258   2,391   1,607   2,326   3,202
Loans which are "troubled
 debt restructurings" as
 defined in Statement of
 Financial Accounting
 Standards No. 15
 "Accounting by Debtors
 and Creditors for
 Troubled Debt
 Restructurings"..........          0        15     243     356   1,720   1,423
Other real estate.........        235       223     433     459   1,426     430
                               ------    ------  ------  ------  ------  ------
  Total non-performing
   assets.................     $3,416    $3,496  $3,067  $2,422  $5,472  $5,055
                               ======    ======  ======  ======  ======  ======
Ratio of allowance for
 loan losses to period-end
 loans....................       1.30%     1.30%   1.37%   1.37%   1.24%   0.99%
Ratio of allowance for
 loan losses to period-end
 non-performing loans.....     201.94%   192.79% 238.67% 310.05% 185.40% 112.64%
Ratio of allowance for
 loan losses to period-end
 non-performing assets....     188.04%   179.67% 186.06% 205.72%  78.81%  71.35%
Ratio of non-performing
 assets to period-end
 total loans and other
 real estate owned........       0.69%     0.72%   0.73%   0.67%   1.56%   1.38%

  The impact of interest not recognized on non-accrual loans, and interest income that would have been recorded if the restructured loans had been current in accordance with their original terms, was immaterial. The Bank's policy is to place a loan on a non-accrual status and recognize income on a cash basis when it is more than 90 days past due, except when in the opinion of management it is well secured and in the process of collection.

  Non-performing loans, defined as non-accrual loans plus accruing loans 90 days or more past due, totaled $3.2 million at March 31, 1995 and $3.3 million at December 31, 1994. The year-end 1994 level is approximately $870,000 higher than at year-end 1993, largely due to a construction loan where recent cost overruns delayed permanent financing by the Farmers' Home Administration. At year-end 1993, a more critical view of certain commercial credits was taken by the Company's then new chief executive officer and lending personnel added as a result of organizational turnover; the result was an increase in non-performing loans of about $780,000 to $2.4 million.

  Total delinquencies, defined as all loans over 30 days past due, decreased 10.1% as of March 31, 1995 from year-end 1994 to $6.1 million. This compares to a decrease of 2.7% in 1994 to $6.8 million. The general reduction in delinquencies reflects the consolidation of the Southern Region collection department, heavy emphasis on taking prompt corrective action, and adherence to a strict and timely charge-off policy. Other real estate owned totaled approximately $235,000, or 0.02% of total assets as of March 31, 1995, virtually unchanged from year-end 1994.

  During 1993, the Financial Accounting Standards Board issued Statement No. 114, "Accounting By Creditors for Impairment of a Loan." At March 31, 1995, the recorded investment in loans for which impairment has been recognized in accordance with SFAS 114 totaled $4.2 million with a corresponding valuation allowance of $1.5 million. As of March 31, 1995, virtually all of such loans were performing assets.

SUMMARY OF LOAN LOSS EXPERIENCE

  The following table summarizes loan balances at the end of each period indicated and the daily average amount of loans. Also summarized are changes in the allowance for possible loan losses arising from loans charged off and recoveries on loans previously charged off and additions to the allowance which have been charged to expenses.

                                THREE MONTHS ENDED
                                     MARCH 31,                  YEAR ENDED DECEMBER 31,
                                --------------------  ------------------------------------------------
                                  1995       1994       1994      1993      1992      1991      1990
                                ---------  ---------  --------  --------  --------  --------  --------
                                                     (DOLLARS IN THOUSANDS)
Amount of loans
 outstanding at end of
 period......................   $ 519,253  $ 451,450  $510,739  $443,601  $391,363  $383,398  $406,968
                                =========  =========  ========  ========  ========  ========  ========
Daily average amount of loans
 (net of unearned discounts).   $ 488,436  $ 419,874  $446,135  $382,680  $351,034  $352,960  $370,190
                                =========  =========  ========  ========  ========  ========  ========
Balance of allowance for
 possible loan losses at
 beginning of period.........   $   6,281  $   5,707  $  5,706  $  4,982  $  4,312  $  3,607  $  2,848
Loans charged off:
  Commercial, financial, and
   agricultural..............          49         35       502       236       951       244       893
  Real estate mortgage.......          13          0        41        19        92        41        90
  Installment................         235        303     1,072     1,155     1,558     1,983     1,577
                                ---------  ---------  --------  --------  --------  --------  --------
    Total loans
     charged off.............         297        338     1,615     1,410     2,601     2,268     2,560
Recoveries of loans
 previously charged off:
  Commercial, financial, and
   agricultural..............          41          3        38        85        25        28        69
  Real estate mortgage.......          25          0         1         1         0         0        16
  Installment................         120         96       449       542       517       429       274
                                ---------  ---------  --------  --------  --------  --------  --------
    Total recoveries.........         186         99       488       628       544       457       359
                                ---------  ---------  --------  --------  --------  --------  --------
Net loans charged off........         111        239     1,127       782     2,057     1,811     2,201
                                ---------  ---------  --------  --------  --------  --------  --------
Additions to allowance
 charged to expense (1)......         254        239     1,702     1,506     2,727     2,516     2,960
                                ---------  ---------  --------  --------  --------  --------  --------
Balance at end of period.....   $   6,424  $   5,707  $  6,281  $  5,706  $  4,982  $  4,312  $  3,607
                                =========  =========  ========  ========  ========  ========  ========
Ratio of net charge-offs to
 average loans outstanding (2)       0.09%      0.23%     0.25%     0.20%     0.59%     0.51%     0.59%

(1) The additions to the allowance during 1990 through the first quarter of 1995 were determined using actual loan loss experience and future projected loan losses and other factors affecting the estimate of possible loan losses.

(2) Annualized for three months ended March 31, 1995 and 1994.

  Loans charged off during the first quarter of 1995 totaled $297,000 as compared to $338,000 for the first quarter of 1994. Loans charged off in 1994 totaled $1.6 million as compared to $1.4 million in 1993 and $2.6 million in 1992. Net loans charged off totaled $111,000 during the first quarter of 1995 versus $239,000 for the comparable 1994 quarter. Net charge offs were $1.1 million in 1994, $782,000 in 1993, and $2.1 million in 1992.

  The allowance for possible loan losses has been allocated according to the amount deemed to be reasonably necessary to provide for the possibility of losses being incurred within the following categories of loans at the dates indicated:


                      AT MARCH 31,
                          1995
                  ----------------------
                            PERCENT OF
                             LOANS IN
                               EACH
                  AMOUNT OF CATEGORY TOO
                  ALLOWANCE TOTAL LOANSS
                  --------- ------------

Commercial,
 financial, &
 agricultural....  $2,079      15.94%
Real estate --
 mortgage........   2,121      46.00%
Installment......   1,518      38.06%
Unallocated......     706        N/A
                   ------     ------
 Total...........  $6,424     100.00%
                   ======     ======




                                                                 AT DECEMBER 31,
                  -------------------------------------------------------------------------------------------------------------
                          1994                  1993                  1992                  1991                  1990
                  --------------------- --------------------- --------------------- --------------------- ---------------------
                            PERCENT OF            PERCENT OF            PERCENT OF            PERCENT OF            PERCENT OF
                             LOANS IN              LOANS IN              LOANS IN              LOANS IN              LOANS IN
                               EACH                  EACH                  EACH                  EACH                  EACH
                  AMOUNT OF CATEGORY TO AMOUNT OF CATEGORY TO AMOUNT OF CATEGORY TO AMOUNT OF CATEGORY TO AMOUNT OF CATEGORY TO
                  ALLOWANCE TOTAL LOANS ALLOWANCE TOTAL LOANS ALLOWANCE TOTAL LOANS ALLOWANCE TOTAL LOANS ALLOWANCE TOTAL LOANS
                  --------- ----------- --------- ----------- --------- ----------- --------- ----------- --------- -----------
                                                  (DOLLARS IN THOUSANDS)
Commercial,
 financial, &
 agricultural....  $1,832      15.91%    $3,464      15.74%    $1,864      12.95%    $1,241      15.45%    $1,039      16.35%
Real estate --
 mortgage........   2,222      46.95%       341      49.01%       220      45.45%       130      37.16%        46      30.84%
Installment......   1,422      37.14%     1,342      35.25%     1,400      41.60%     2,015      47.39%     1,252      52.80%
Unallocated......     805        N/A        559        N/A      1,498        N/A        926        N/A      1,270        N/A
                   ------     ------     ------     ------     ------     ------     ------     ------     ------     ------
 Total...........  $6,281     100.00%    $5,706     100.00%    $4,982     100.00%    $4,312     100.00%    $3,607     100.00%
                   ======     ======     ======     ======     ======     ======     ======     ======     ======     ======

INVESTMENT PORTFOLIO

  As of March 31, 1995, the carrying value of the Company's total investment portfolio was $387.2 million, an increase of 2.3% from December 31, 1994, at which time the carrying value of the Company's total investment portfolio was $378.5 million, up $125.1 million from the prior year. As of March 31, 1995, approximately 78.2% of the carrying value of the Company's total investment portfolio is designated "held-to-maturity" and the balance is designated held "available-for-sale."

  The following table sets forth the amortized cost and market value for the Company's held-to-maturity investment securities portfolio:

                                                        AT DECEMBER 31,
                             AT MARCH 31,    -------------------------------------
                                 1995               1994               1993
                          ------------------ ------------------ ------------------
                          AMORTIZED          AMORTIZED          AMORTIZED
                          COST/BOOK  MARKET  COST/BOOK  MARKET  COST/BOOK  MARKET
                            VALUE    VALUE     VALUE    VALUE     VALUE    VALUE
                          --------- -------- --------- -------- --------- --------
                                               (IN THOUSANDS)
U.S. Treasury securities
 and obligations of U.S.
 Government corporations
 and agencies...........  $160,184  $164,265 $154,672  $154,367 $ 53,995  $ 57,984
Obligations of states
 and political
 subdivisions...........    15,785    16,400   17,304    17,772   17,164    18,522
Corporate securities....         2         2        2         2        2         2
Mortgage-backed
 securities.............   126,674   125,925  120,178   115,613   54,686    56,464
                          --------  -------- --------  -------- --------  --------
  Total.................  $302,645  $306,592 $292,156  $287,754 $125,847  $132,972
                          ========  ======== ========  ======== ========  ========

  The following table sets forth the amortized cost and market value for the Company's available-for-sale investment portfolio, followed by the carrying value of the total investment portfolio:

                                                       AT DECEMBER 31,
                            AT MARCH 31,     -------------------------------------
                                1995               1994                1993
                          ------------------ ------------------ ------------------
                          AMORTIZED          AMORTIZED          AMORTIZED
                          COST/BOOK  MARKET  COST/BOOK  MARKET  COST/BOOK  MARKET
                            VALUE     VALUE    VALUE     VALUE    VALUE    VALUE
                          ---------  ------- ---------  ------- --------- --------
                                              (IN THOUSANDS)
U.S. Treasury securities
 and obligations of U.S.
 government corporations
 and agencies...........  $ 33,137   $32,342 $ 33,691   $32,415 $ 58,722  $ 60,418
Obligations of states
 and political
 subdivisions...........     1,940     1,977    3,432     3,472    7,194     7,420
Corporate securities....        69        69      567       568    1,109     1,153
Mortgage-backed
 securities.............    36,967    35,733   37,235    35,199   53,177    53,362
Equity securities(1)....    13,850    13,860   14,149    14,158    4,740     4,753
Federal Reserve Bank
 common stock...........       551       551      552       552      500       500
                          --------   ------- --------   ------- --------  --------
  Totals................  $ 86,514   $84,532 $ 89,626   $86,364 $125,442  $127,606
                                     =======            =======           ========
Net unrealized
 gains/(losses) on
 available-for-sale
 portfolio..............    (1,982)            (3,262)             2,164
                          --------           --------           --------
  Total available-for-
   sale portfolio.......    84,532             86,364            127,606
  Total held-to-maturity
   portfolio............   302,645            292,156            125,847
                          --------           --------           --------
    Total carrying value
     of investment
     portfolio..........  $387,177           $378,520           $253,453
                          ========           ========           ========

(1) Includes $13,506, $13,506, $13,805, $13,805, $4,396 and $4,396 of FHLB
    common stock.

  The following table sets forth the amortized cost and market value of the Company's investment portfolio as of December 31, 1992:

                                                            AMORTIZED  MARKET
                                                              COST     VALUE
                                                            --------- --------
                                                              (IN THOUSANDS)
      U.S. Treasury securities and obligations of U.S.
       government corporations and agencies................ $106,797  $112,679
      Obligations of states and political subdivisions.....   27,940    29,207
      Corporate securities.................................    5,182     5,254
      Mortgage-backed securities...........................  117,931   120,936
      Equity securities....................................    4,448     4,459
      Federal Reserve Bank common stock....................      500       500
                                                            --------  --------
        Totals............................................. $262,798  $273,035
                                                            ========  ========

  The 2.3% increase in carrying value of the Company's investment portfolio during the first quarter of 1995 reflects the positive impact of a falling interest rate environment on the valuation of the available-for-sale portfolio, plus additional securities purchased during the quarter. The 49.3% increase between 1993 and 1994 in the carrying value of the Company's investment portfolio is largely attributed to an unusually low starting balance at the beginning of 1994 as well as by investment of the net proceeds from $75.2 million in deposits assumed in 1994 through the acquisition of four branches. In late 1993, the Company allowed the portfolio to mature rather than aggressively purchase new securities during a time of historically low interest rates. This decision continued into the first quarter of 1994 until February, when the initial increase in overnight rates by the Federal Reserve Bank occurred. In addition to the funds provided by the branch acquisitions, growth in the investment portfolio was supported by $85.8 million in increased FHLB borrowing during the last nine months of 1994.

  As interest rates began their rise in the first quarter of 1994, the Company began to pursue a strategy that focused on purchasing securities with high cash flow characteristics. Bonds purchased during this period included premium 15-year and balloon mortgage-backed securities. The average duration of these instruments principally ranged from 1.5 to 3.4 years.

  As the movement in longer-term rates began to stabilize further in 1994, the Company's investment securities objective moved away from cash flow production to call protection. Bonds purchased during this period included ten-year agency debentures with three- and five-year embedded call options. When a call option is exercised by an issuer, all bond principal is repaid in full to the Bank for reinvestment purposes. Depending on whether the embedded call options are exercised at a future date, the average duration of these instruments ranged between 2.5 and 6.9 years.

  Finally, as the yield curve flattened late in the fourth quarter, purchases were largely confined to slightly discounted, intermediate-term mortgage-backed securities. The average duration of these instruments ranged between 4.0 and
5.0 years while providing a modest level of cash flow for reinvestment purposes.

  During 1994, the composition of the Company's investment portfolio continued to shift away from the municipal, corporate and private sectors to U.S. Government agency bonds and agency mortgage-backed obligations. As of March 31, 1995, the total book value of U.S. Treasury and agency bonds and agency mortgage-backed obligations represented approximately 92% of total-book value of portfolio investments, up from a level of 88% at year-end 1993. The portfolio's weighting under risk-based capital requirements at March 31, 1995 was 17.7% as compared to 18.1% at December 31, 1994 and 16.6% as of December 31, 1993.

  The average life of the portfolio, including the exercise of embedded call options, extended to 3.9 years at March 31, 1995 and 3.5 years as of December 31, 1994. As of December 31, 1993, the average life of the portfolio stood at
2.3 years. The investment strategies pursued during 1994 and the first quarter of 1995 were largely responsible for this extension.

  Average investment yields for the first quarter of 1995 increased to 7.65%, up from 6.77% for the first quarter of 1994 and 6.93% for the full year 1994 and 7.24% in 1993 (adjusted for a one-time benefit in 1993 of approximately $600,000 in option-adjusted premiums received from agency debentures called prior to maturity). The decline in investment yields in 1994 is attributed to lower investment yields on securities purchased in the latter half of 1993 and early 1994 while the increase for the first quarter of 1995 reflected the rise in rates that occurred during much of 1994 and 1995 and portfolio additions during that period.

  During the fourth quarter of 1994, the Company chose to sell $27.2 million (carrying value) in securities from its available-for-sale portfolio, replacing lower yielding investments with higher yielding investments. Although these sales produced a net pre-tax loss of approximately $502,000 for the quarter, the loss is expected to be recaptured in 1995 through the higher yields earned from reinvestment of the sales proceeds. In addition, the reinvestment will produce a higher level of future earnings, net of the pre-tax loss, over the average term-to-maturity of the investments sold.

  The Bank does not currently engage in the purchase or sale of off-balance sheet derivatives, nor does it hold in portfolio any structured notes such as agency step-up notes, inverse floaters, indexing amortized notes, dual index notes, principal-only strips ("POs") or interest-only strips ("IOs").

  The following tables set forth as of the dates indicated, the maturities of investment securities and the weighted-average yields of such securities, which have been calculated on the basis of the cost, weighted for scheduled maturity of each security, and adjusted to a fully tax-equivalent basis:

                                                 AT MARCH 31, 1995
                            ------------------------------------------------------------
                                           AMOUNT
                               AMOUNT     MATURING  AMOUNT MATURING    AMOUNT
                              MATURING   AFTER ONE  AFTER FIVE YEARS  MATURING
                             WITHIN ONE  BUT WITHIN       BUT          AFTER     TOTAL
HELD-TO-MATURITY PORTFOLIO  YEAR OR LESS FIVE YEARS WITHIN TEN YEARS  TEN YEARS   COST
- --------------------------  ------------ ---------- ---------------- ---------- --------
                                               (DOLLARS IN THOUSANDS)
U.S. Treasury and other
 U.S. government agencies.     $  100     $ 7,697       $152,387      $      0  $160,184
Mortgage-backed
 securities...............          3      10,769          5,574       110,328   126,674
States and political
 subdivisions.............      3,861       9,860          2,064             0    15,785
Other.....................          0           2              0             0         2
                               ------     -------       --------      --------  --------
  Total investment
   securities.............     $3,964     $28,328       $160,025       110,328  $302,645
                               ======     =======       ========      ========  ========
Weighted-average yield for
 year (1).................       5.80%       7.08%          7.42%         7.75%     7.49%
AVAILABLE-FOR-SALE
PORTFOLIO
- ------------------
U.S. Treasury and other
 U.S. government agencies.     $  500     $ 2,107       $ 30,530      $      0  $ 33,137
Mortgage-backed
 securities...............          0       1,739          5,890        29,338    36,967
States and political
 subdivisions.............      1,506         252            182             0     1,940
Other.....................         69           0              0             0        69
                               ------     -------       --------      --------  --------
  Total investment
   securities.............     $2,075     $ 4,098       $ 36,602      $ 29,338  $ 72,113
                               ======     =======       ========      ========  ========
Weighted-average yield for
 year (1).................       7.58%       6.61%          6.89%         6.67%     6.80%

(1) Weighted-average yields on the tax-exempt obligations have been computed on a fully tax-equivalent basis assuming a marginal federal tax rate of 35%. These yields are an arithmetic computation of accrued income divided by average balance; they may differ from the yield-to-maturity, which considers the time value of money.

                                                AT DECEMBER 31, 1994
                            ------------------------------------------------------------
                                           AMOUNT
                               AMOUNT     MATURING  AMOUNT MATURING    AMOUNT
                              MATURING   AFTER ONE  AFTER FIVE YEARS  MATURING
                             WITHIN ONE  BUT WITHIN       BUT          AFTER     TOTAL
HELD-TO-MATURITY PORTFOLIO  YEAR OR LESS FIVE YEARS WITHIN TEN YEARS  TEN YEARS   COST
- --------------------------  ------------ ---------- ---------------- ---------- --------
                                               (DOLLARS IN THOUSANDS)
U.S. Treasury and other
 U.S. government agencies.     $    0     $ 7,794       $146,878      $      0  $154,672
Mortgage-backed
 securities...............          5      11,075          5,948       103,150   120,178
States and political
 subdivisions.............      4,509      10,725          2,071             0    17,305
Other.....................          0           2              0             0         2
                               ------     -------       --------      --------  --------
  Total investment
   securities.............     $4,514     $29,596       $159,897       103,150  $292,157
                               ======     =======       ========      ========  ========
Weighted-average yield for
 year (1).................       4.68%       7.06%          7.39%         7.66%     7.41%
AVAILABLE-FOR-SALE
PORTFOLIO
- ------------------
U.S. Treasury and other
 U.S. government agencies.     $  999     $ 2,107       $ 30,585      $      0  $ 33,691
Mortgage-backed
 securities...............          0       1,739          6,016        29,480    37,235
States and political
 subdivisions.............      2,998         252            182             0     3,432
Other.....................        567           0              0             0       567
                               ------     -------       --------      --------  --------
  Total investment
   securities.............     $4,564     $ 4,098       $ 36,783      $ 29,480  $ 74,925
                               ======     =======       ========      ========  ========
Weighted-average yield for
 year (1).................       7.54%       6.93%          6.85%         6.68%     6.83%

(1) Weighted-average yields on the tax-exempt obligations have been computed on a fully tax-equivalent basis assuming a marginal federal tax rate of 34%. These yields are an arithmetic computation of accrued income divided by average balance; they may differ from the yield-to-maturity, which considers the time value of money.

DEPOSITS

  The Bank offers a variety of deposit instruments typical of most commercial banks. Total deposits averaged $702.2 million for the three months ended March 31, 1995, up $100.5 million or 16.7% from the three months ended March 31, 1994. Total deposits averaged $651.5 million in 1994, $598.9 million in 1993 and $585.6 million in 1992. The deposit growth of 8.8% in 1994 was almost four times the growth rate in 1993. This rate, and the rate for the first quarter of 1995, are attributed largely to the Bank's three branch purchases in the middle of 1994 and one in the fourth quarter of 1994. During the first quarter of 1995, use of public fund certificates of deposit also increased, as such certificates of deposit proved to be a more cost-effective source of funds than borrowing from the FHLB. The growth rate of deposits in 1992 was 3.4%.

  As of March 31, 1995, the Bank's deposit mix changed slightly since the first quarter of 1994. As interest rates increased during this period, funds shifted from lower-rate savings and money market accounts to higher-rate time deposits. In addition, acquired deposits, with their higher ratio of time deposits to total deposits, increased the overall percentage of Bank deposits held as time deposits.

  With the exception of 1994, the Bank's level of stable core deposits has climbed at a faster rate than total deposits; the 1990-1994 average core deposit growth rate was 6.3% versus 4.7% for all deposits. The difference represents the Company's objective to reduce certificates of deposit of $100,000 or more when a satisfactory margin cannot be earned over the prevailing large deposit market rate or when other more cost effective forms of temporary borrowing can be obtained. In 1994 certificates of deposit increased over the prior year because rates in certain maturities were competitive with FHLB borrowings. This funding advantage has continued in the first quarter of 1995.

  Deposits of local municipalities accounted for $81.2 million or 13.2% of average core deposits in 1994.

  The average daily amount of deposits and the average rate paid on each of the following deposit categories is summarized below for the periods indicated:

                                     AT MARCH 31,                              YEAR ENDED DECEMBER 31,
                         ------------------------------------- --------------------------------------------------------
                                1995               1994               1994               1993               1992
                         ------------------ ------------------ ------------------ ------------------ ------------------
                         AVERAGE   AVERAGE  AVERAGE   AVERAGE  AVERAGE   AVERAGE  AVERAGE   AVERAGE  AVERAGE   AVERAGE
                         BALANCE  RATE PAID BALANCE  RATE PAID BALANCE  RATE PAID BALANCE  RATE PAID BALANCE  RATE PAID
                         -------- --------- -------- --------- -------- --------- -------- --------- -------- ---------
                                                             (DOLLARS IN THOUSANDS)
Non-interest-bearing
 demand deposits.......  $102,850    N/A    $ 92,522    N/A    $ 98,587    N/A    $ 87,728    N/A    $ 83,114    N/A
Interest-bearing demand
 deposits..............    66,475   1.73%     62,942   1.71%     65,805   1.68%     63,607   1.88%     62,525   2.84%
Regular savings
 deposits..............   171,065   2.98     178,181   2.77     183,881   2.85     179,128   3.03     156,964   3.79
Money market deposits..    66,035   2.83      72,003   2.52      73,757   2.57      78,231   2.63      81,739   3.32
Time deposits..........   295,808   5.33     196,099   4.13     229,449   4.34     190,166   4.36     201,229   5.42
                         --------           --------           --------           --------           --------
 Total average daily
  amount of domestic
  deposits.............  $702,233   3.40%   $601,747   2.65%   $651,479   2.80%   $598,860   2.83%   $585,571   3.65%
                         ========           ========           ========           ========           ========

  The remaining maturities of time deposits in amounts of $100,000 or more outstanding at the dates indicated are summarized below:

                                                                AT DECEMBER 31,
                                                   AT MARCH 31, ---------------
                                                       1995      1994    1993
                                                   ------------ ------- -------
                                                          (IN THOUSANDS)
Less than three months............................   $50,332    $29,963 $12,410
Three months to six months........................     9,164      9,983   7,869
Six months to one year............................     7,414      4,248   1,881
Over one year.....................................     4,489      3,589      85
                                                     -------    ------- -------
  Total...........................................   $71,399    $47,783 $22,245
                                                     =======    ======= =======

BORROWING

  The following table summarizes the outstanding balances of short-term borrowing of the Company for the periods indicated:

                                    AT MARCH 31,         AT DECEMBER 31,
                                  -----------------  --------------------------
                                    1995     1994      1994     1993     1992
                                  --------  -------  --------  -------  -------
                                           (DOLLARS IN THOUSANDS)
Federal funds purchased.........   $43,765  $31,500  $ 57,300  $57,000  $32,836
Term borrowing at banks
 (original term)
  90 days or less...............    95,000   20,000    80,000        0   20,000
  1 year........................    20,000   25,000    25,000        0        0
                                  --------  -------  --------  -------  -------
    Balance at end of period....  $158,765  $76,500  $162,300  $57,000  $52,836
                                  ========  =======  ========  =======  =======
Daily average during the period.  $153,075  $58,274  $ 86,777  $22,892  $ 8,034
Maximum month-end balance.......  $171,600  $76,500  $163,700  $57,000  $52,836
Weighted-average rate during the
 period(1)......................      6.18%    3.48%     4.48%    3.35%    3.02%
Period-end average rate.........      6.40%    3.81%     5.44%    3.00%    3.13%

(1) Annualized for the three months ended March 31, 1995 and 1994.

  At March 31, 1995, total short-term borrowing amounted to $158.8 million as compared to $76.5 million at March 31, 1994. Year-end 1994 total short-term borrowing amounted to $162.3 million as compared to $57.0 million at year-end 1993. While a portion of this borrowing was attributable to seasonal deposit fluctuations and greater than expected fourth quarter loan demand, the majority of new funding was to support the Company's investment portfolio objectives during 1994 and the first quarter of 1995. Average borrowing for the first quarter of 1995 totaled $153.1 million as compared to $58.3 million for the first quarter of 1994. Average borrowing for the full year 1994 totaled $87.3 million versus $23.0 million in 1993. The Chase Deposits are expected to be used in part to repay the Bank's currently outstanding short-term borrowings. See "The Acquisition."

RETURN ON ASSETS AND EQUITY

  Return on average assets, return on average equity, dividend payout and equity to asset ratios for the periods indicated are as follows:

                               THREE MONTHS ENDED
                                    MARCH 31,        YEAR ENDED DECEMBER 31,
                               --------------------  -------------------------
                                 1995       1994      1994     1993     1992
                               ---------  ---------  -------  -------  -------
Percentage of net income to
 average total assets(1)......      1.20%      1.33%    1.25%    1.40%    1.15%
Percentage of net income to
 average shareholders'
 equity(1)....................     16.62      15.54    15.79    16.71    14.76
Percentage of dividends
 declared per common share to
 net income per common share..     30.40      30.93    31.24    29.67    32.26
Percentage of average
 shareholders' equity to
 average total assets.........      7.22       8.58     7.92     8.37     7.82

(1) Annualized for the three months ended March 31, 1995 and 1994.

COMPETITION

  The Company, through the Bank, competes in three distinct banking markets in the Northern ("Northern Market"), Finger Lakes ("Finger Lakes Market"), and Southern Tier ("Southern Tier Market") regions of New York State. The Bank considers its primary market areas in these regions to be the counties in which it has banking facilities. Major competitors in these markets include local branches of regional affiliates of banks based in New York City, Albany or Buffalo, New York, as well as local independent banking and thrift institutions and federal credit unions. Other competitors for deposits and loans within the Bank's market areas include insurance companies, money market funds, consumer finance companies and financing affiliates of consumer durable goods manufacturers. Lastly, personal and corporate trust and investment counseling services in competition with the Bank are offered by insurance companies, investment counseling firms and other financial service firms and individuals.

  The Bank is predominantly a retail bank committed to the philosophy of serving the financial needs of customers in local communities. The Bank's branches are generally located in small cities and villages within its geographic market areas. The Company believes that the local character of business, the Bank's knowledge of the customer and customer needs, and its comprehensive retail and small business products, together with rapid decision-making at the branch and regional level, enable the Bank to compete effectively.

  NORTHERN MARKET. Branches in the Northern Market compete for loans and deposits in the three county primary market area of St. Lawrence, Jefferson and Lewis Counties in Northern New York State. Within this market area, the Bank maintains a market share of 14.2% including commercial banks, credit unions, savings and loan associations and savings banks./1/ The Northern Region operates 18 office locations, and the Bank is ranked either first or second in market share in 13 of the 14 towns where these offices are located. The Bank's Northern Region also competes for loans where it has no banking facilities; this secondary market area includes Franklin County.

  FINGER LAKES MARKET. In the Finger Lakes Market, the Bank operates seven office locations competing for loans and deposits in the four-county primary market area of Seneca, Oswego, Ontario and Cayuga Counties. Within the Finger Lakes Market area, the Bank maintains a market share of 1.3% including commercial banks, credit unions, savings and loan associations and savings banks./1/ The Bank is ranked either first or second in market share in five of the seven Finger Lakes Market area towns where its offices are located.

  SOUTHERN TIER MARKET. The Bank's Southern Tier Market consists of two submarkets, the Olean submarket and the Corning submarket.

  Olean Submarket. The Olean Submarket competes for loans and deposits in the primary market area of Cattaraugus and Allegany Counties in the Southern Tier of New York State. Within this area, the Bank maintains a market share of 13.1% including commercial banks, credit unions, savings and loan associations and savings banks./1/ The Olean Submarket operates four office locations, and the Bank is ranked either first or second in market share in three of the four towns where these offices are located. The Bank also competes for loans where it has no banking facilities; this secondary market area includes Chautauqua County.

  Corning Submarket. The Corning Submarket competes for loans and deposits in the primary market area of Steuben and Tioga Counties in the Southern Tier of New York State. Within this area, the Bank maintains a market share of 6.7% including commercial banks, credit unions, savings and loan associations and savings banks./1/ The Corning Submarket operates seven office locations, and the Bank is ranked either first or second in market share in four of the five towns where these offices are located. The Bank also competes for loans where it has no banking facilities; this secondary market area includes Chemung and Schuyler Counties in New York State, and Tioga County in Pennsylvania.

LEGAL PROCEEDINGS

  The Company and the Bank are subject to ordinary routine litigation incidental to their business, none of which is considered by management to be likely to have a material adverse effect on the Company or the Bank. On March 27, 1995, the Company, the Bank and each of the directors of the Company and the Bank were named defendants in a shareholder derivative action brought in New York Supreme Court, Albany County. The plaintiffs alleged in substance that the directors failed to exercise due care and breached their fiduciary duties to the Company in pursuing and approving the Acquisition. By stipulation and order dated April 21, 1995, however, all claims asserted by the plaintiffs were discontinued and the case was dismissed.
- --------
(1) Deposit market share data as of June 30, 1994, as calculated from information provided by Sheshunoff Information Services, Inc.

EMPLOYEES

  As of March 31, 1995, the Bank employed approximately 440 full-time equivalent employees. The Bank provides a variety of employment benefits and considers its relationship with its employees to be good. Upon consummation of the Acquisition the Bank will retain approximately 103 full-time equivalent employees currently employed by Chase at the Chase Branches, and may add up to approximately 36 additional full-time equivalent employees over a period of time following consummation of the Acquisition. Neither the Company nor the Bank is a party to any collective bargaining agreement.

PROPERTIES

  The Company leases its administrative offices at 5790 Widewaters Parkway, DeWitt, New York. The Bank owns its regional offices in Olean, New York and Canton, New York. Of the Bank's 36 branch offices, 32 are owned by the Bank, and four are located on long-term leased premises.

  Real property and related banking facilities owned by the Company at March 31, 1995 had a net book value of $10.7 million and none of the properties was subject to any encumbrances. For the year ended December 31, 1994, rental fees of $502,312 were paid on facilities leased by the Bank for its operations. For the three month period ended March 31, 1995, rental fees of $126,426 were paid on such facilities.

                                   MANAGEMENT

DIRECTORS

  The Company's Board of Directors currently consists of 13 persons. Each of the directors of the Company is also a director of the Bank. In accordance with the Bylaws of the Company, the Board is divided into three classes as nearly equal in number as possible. The members of each class are elected for a term of three years with one class of directors elected annually. The Board of Directors holds regular quarterly meetings in its capacity as the Board of Directors of the Company and regular monthly meetings in its capacity as the Board of Directors of the Bank.

  The following table sets forth certain information with respect to the directors of the Company and the Bank.

                                                       TERM
           NAME                             AGE       EXPIRES       DIRECTOR SINCE
           ----                             ---       -------       --------------
           Sanford A. Belden                 52        1997              1992
           John M. Burgess                   58        1995              1991
           Richard C. Cummings               64        1996              1983
           William M. Dempsey                56        1996              1984
           Nicholas A. DiCerbo               47        1997              1985
           Benjamin Franklin                 69        1997              1984
           James A. Gabriel                  47        1995              1984
           Lee T. Hirschey                   59        1997              1991
           Earl W. MacArthur (Chairman)      66        1995              1983
           David C. Patterson                53        1997              1991
           William N. Sloan                  60        1996              1991
           William D. Stalder                69        1996              1983
           Hugh G. Zimmer                    68        1995              1989

DIRECTOR COMPENSATION

  As directors of both the Company and the Bank, Board members receive an annual retainer of $8,000; $500 for each Board meeting they attend; $500 for each Executive Committee meeting they attend; and $350 for each committee meeting they attend. Mr. Belden does not receive an annual retainer or compensation for attending Board or committee meetings. The Chair of the Board receives an all inclusive $46,000 annual retainer for serving in that capacity. The Chairs of the Loan Committee and the Personnel Committee each receive an annual retainer of $2,500; and the Chairs of the Investment Committee, the Trust Committee and the Audit/Compliance/Risk Management Committee each receive an annual retainer of $750. The Company also pays the travel expenses incurred by each director in attending meetings of the Board.

  Directors may elect to defer all or a portion of their director fees pursuant to a Deferred Compensation Plan for Directors. Directors who elect to participate in the Plan designate the percentage of their director fees which they wish to defer (the deferred fees) and the date to which they wish to defer payment of benefits under the plan (the distribution date). The plan administrator establishes an account for each participating director and credits to such account (i) on the date a participating director would have otherwise received payment of his deferred fees, the number of shares of Common Stock which could have been purchased with the deferred fees, and (ii) from time to time such additional number of shares of Common Stock which could have been purchased with any dividends which would have been received had shares equal to the number of shares credited to the account actually been issued and outstanding. On the distribution date, the participating director shall be entitled to receive either (i) shares of Common Stock equal to the number of shares credited to the director's account, or (ii) at the Company's election, cash equal to the fair market value of the number of shares credited to the account as of the distribution date. The effect of the plan is to permit directors to invest deferred director fees in stock of the Company, having the benefit of any stock price appreciation and dividends as well as the risk of any decrease in the stock price. To the extent that directors participate in the plan, the interests of participating directors will be more closely associated with the interests of shareholders in achieving growth in the Company's stock price.

EXECUTIVE OFFICERS OF THE COMPANY AND BANK

  The following table sets forth certain information about the principal executive officers of the Company and the Bank, each of whom is elected by the Board of Directors and each of whom holds office at the discretion of the Board of Directors.

     NAME AND AGE              POSITION
     ------------              --------
     Sanford A. Belden, Age 52 President and Chief Executive Officer of the
                               Company and the Bank
     David G. Wallace, Age 50  Treasurer of the Company and Senior Vice
                               President and Chief Financial Officer of the
                               Bank
     James A. Wears, Age 45    Regional President, Northern Region of the Bank
     Michael A. Patton, Age 49 Regional President, Southern Region of the Bank

EMPLOYMENT AGREEMENTS

  The Company has an employment agreement with Mr. Belden dated January 1, 1995 providing for his employment as the Company's President and Chief Executive Officer until December 31, 1997. The agreement may be terminated by the Board for good cause at any time. The agreement requires that Mr. Belden devote his full business time and attention to the performance of his duties for a base salary of $240,000 for 1995, $275,000 for 1996 and $300,000 for 1997. In the
event that the Company's average assets during any monthly reporting period reach $1.75 billion, Mr. Belden's base salary will be reviewed by the Board. The agreement also provides Mr. Belden with a supplemental retirement benefit which amounts to 4% of his final five year average salary, multiplied by his years of service (15 year maximum), payable at age 65 in the form of an actuarially reduced joint and 50% survivor benefit. Benefits payable prior to age 65, or in another form, are subject to the same actuarial adjustments as benefits payable under the Company's pension plan. The supplemental retirement payments are reduced by the benefit payable under the Company's pension plan, plus Mr. Belden's social security benefit, plus the benefits payable from two other pension plans in which Mr. Belden participated prior to joining the Company in 1992. If, upon expiration of Mr. Belden's employment agreement, the Company elects not to renew, Mr. Belden will be entitled to severance pay equal to one year of his then current base salary, provided that such severance payments shall cease if Mr. Belden subsequently obtains employment or becomes self-employed during the severance period. If Mr. Belden's employment is terminated for reasons other than cause within two years following a change of control of the Company, the Company will retain him as a consultant for two years at an annual consulting fee equal to his base salary, will reimburse him for any loss incurred on the sale of his home, and all of his stock options shall become fully exercisable. Additionally, in the event of a change of control, Mr. Belden's years of service for supplemental retirement benefit purposes shall include his consultation period plus an additional three years.

  The Company also maintains one year employment agreements with Messrs. Wears, Patton and Wallace. These agreements provide for severance pay equal to the employee's base salary for the balance of the term of the agreement plus benefits under the Company's regular severance policy, and change of control benefits which include a two-year consulting engagement, accelerated vesting on all outstanding stock options, and in the case of Mr. Wallace, crediting for retirement funding purposes in the greater amount of actual years of service or 20 years. The agreements may be terminated by the Board for good cause at any time.

BUSINESS EXPERIENCE OF DIRECTORS AND OFFICERS

  The following is a brief description of the principal occupation and business experience of each director and executive officer of the Company and Bank named above for the last five years.

  SANFORD A. BELDEN (Director; President and Chief Executive Officer of the Company and the Bank). Mr. Belden has been President and Chief Executive Officer of the Company and the Bank since October 1, 1992. Mr. Belden was formerly Manager, Eastern Region, Rabobank Nederland, New York, New York from 1990 to 1992 and prior thereto served as President, Community Banking for First Bank System, Minneapolis, Minnesota, a multi-state bank holding company.

  JOHN M. BURGESS (Director). Until his retirement in 1991, Mr. Burgess was President of Kinney Drugs, Inc., a drug and retail chain with stores located throughout Northern New York.

  RICHARD C. CUMMINGS (Director). Mr. Cummings is a partner in the law firm of Cummings, McGuire, Dunckel & Campany in Lowville, New York.

  WILLIAM M. DEMPSEY (Director). Mr. Dempsey is the Vice President of Finance and Administration of Rochester Institute of Technology in Rochester, New York.

  NICHOLAS A. DICERBO (Director). Mr. DiCerbo is a partner with the law firm of DiCerbo and Palumbo in Olean, New York.

  BENJAMIN FRANKLIN (Director). Mr. Franklin is retired and formerly of counsel to the law firm of Franklin & Gabriel in Ovid, New York.

  JAMES A. GABRIEL (Director). Mr. Gabriel is a partner with the law firm of Franklin & Gabriel in Ovid, New York.

  LEE T. HIRSCHEY (Director). Mr. Hirschey is the President and Chief Executive Officer of Climax Manufacturing Company, a converter and manufacturer of paper products with facilities in Castorland, Lowville and West Carthage, New York.

  EARL W. MACARTHUR (Chairman of the Board). Dr. MacArthur is the Vice President of WMASC Educational Search Specialists, an employment search firm specializing in placement of presidents and senior academic officers for colleges and universities located in the United States. Prior to 1993, Dr. MacArthur was the President of the State University of New York at Canton, New York.

  DAVID C. PATTERSON (Director). Mr. Patterson is the President and owner of Wight and Patterson, Inc., a manufacturer and seller of livestock feed located in Canton, New York.

  MICHAEL A. PATTON (Regional President, Southern Region of the Bank). Mr. Patton was the President and Chief Executive Officer of The Exchange National Bank, a former subsidiary of the Company, from 1984 until January 1992, when, in connection with the consolidation of the Company's five subsidiary banks into the Bank, he was named to his current position as Regional President for the Southern Region of the Bank.

  WILLIAM N. SLOAN (Director). Mr. Sloan is an Associate Professor of Mathematics at Potsdam College of the State University of New York in Potsdam, New York.

  WILLIAM D. STALDER (Director). Until his retirement in 1990, Mr. Stalder was a partner in the firm of Witherbee & Whelan, a retail cemetery monument and burial vault business.

  DAVID G. WALLACE (Treasurer of the Company; Senior Vice President and Chief Financial Officer of the Bank). Mr. Wallace became Vice President and Chief Financial Officer in November 1988, and has been Senior Vice President and Chief Financial Officer since August 1991.

  JAMES A. WEARS (Regional President, Northern Region of the Bank). Mr. Wears served as Senior Vice President of The St. Lawrence National Bank, a former subsidiary of the Company, from 1988 through January 1991, and as its President and Chief Executive Officer from January 1991 until January 1992. Following the January 1992 consolidation of the Company's five subsidiary banks into the Bank, Mr. Wears was named to his current position as Regional President for the Northern Region of the Bank.

  HUGH G. ZIMMER (Director). Prior to his retirement in 1989, Mr. Zimmer was President of The Nichols National Bank, Nichols, New York, which was consolidated into the Bank, as of January 1, 1992.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

  The following table sets forth, as of May 26, 1995, certain information regarding the beneficial ownership of Common Stock by (i) each director and named executive officer of the Company and (ii) all named directors and executive officers of the Company as a group. Based on the Company's records, no person owned 5% or more of the outstanding Common Stock.

                                               AMOUNT AND NATURE OF
     NAME AND ADDRESS OF BENEFICIAL OWNER   BENEFICIAL OWNERSHIP (1)(2) PERCENT OF CLASS
     ------------------------------------   --------------------------- ----------------
     Sanford A. Belden............                      2,000                0.07%
     Fayetteville, New York
     John M. Burgess..............                      3,210                0.12%
     Governeur, New York
     Richard C. Cummings .........                      5,677                0.20%
     Glenfield, New York
     William M. Dempsey ..........                        800                0.03%
     Rochester, New York
     Nicholas A. DiCerbo .........                     19,987                0.72%
     Olean, New York
     Benjamin Franklin ...........                     35,088                1.26%
     Ovid, New York
     James A. Gabriel.............                      8,768                0.31%
     Ovid, New York
     Lee T. Hirschey..............                      8,356                0.30%
     Carthage, New York
     Earl W. MacArthur............                      1,434                0.05%
     Morristown, New York
     David C. Patterson...........                      3,046                0.11%
     Canton, New York
     Michael A. Patton............                      9,075                0.33%
     Olean, New York
     William N. Sloan.............                        237                0.01%
     Potsdam, New York
     William D. Stalder...........                     13,380                0.48%
     Morristown, New York
     David G. Wallace.............                      7,516                0.27%
     Cazenovia, New York
     James A. Wears...............                     10,431                0.37%
     Ogdensburg, New York
     Hugh G. Zimmer...............                     20,386                0.73%
     Nichols, New York
     All Directors and Officers as
      a Group.....................                    149,391                5.35%

                                                   (Footnotes on next page)

- --------
(1) Represents all shares as to which the named individual possessed sole or shared voting or investment power as of March 10, 1995, including shares held by, in the name of, or in trust for, spouse and dependent children of named individual and other relatives living in the same household, even if beneficial ownership has been disclaimed as to any of these shares by the nominee or director.

(2) The listed amounts include shares as to which certain directors are beneficial owners but not the sole beneficial owners as follows: Mr. Burgess' wife holds 300 shares in her own name; Dr. MacArthur's wife holds 150 shares; Mr. Zimmer holds 20,076 shares jointly with his wife; Mr. Cummings' wife holds 140 shares in her own name; Mr. Sloan holds 234 shares jointly with his wife; Mr. DiCerbo holds 5,933 shares jointly with his wife, 12,158 shares are held in the name of the law partnership of DiCerbo and Palumbo, 140 shares are held by his wife, 160 shares are held by his daughter, 400 shares are held by his son, and 1,000 shares are held in trust for his children; Mr. Franklin's wife holds 2,352 shares in her own name; Mr. Hirschey's wife holds 1,000 shares in her own name and Mr. Hirschey holds 1,000 shares as Trustee for the Retirement Plan of Climax Manufacturing Company; Mr. Stalder's wife holds 126 shares in her name; and Mr. Patterson holds 1,190 shares jointly with his wife. Mr. Zimmer owns presently exercisable stock options to purchase 1,000 shares of common stock.

                       CERTAIN REGULATORY CONSIDERATIONS

  Bank holding companies and national banks are regulated by state and federal law. The following is a summary of certain laws and regulations that govern the Company and the Bank. To the extent that the following information describes statutory or regulatory provisions, it is qualified in its entirety by reference to the actual statutes and regulations thereunder.

BANK HOLDING COMPANY SUPERVISION

  The Company is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHCA") and as such is subject to regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). As a bank holding company, the Company's activities and those of its subsidiary are limited to the business of banking and activities closely related or incidental to banking. Under Federal Reserve Board policy, a bank holding company is expected to act as a source of financial strength to its subsidiary banks and to make capital contributions to a troubled bank subsidiary. The Federal Reserve Board may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank when required. A required capital injection may be called for at a time when the Company does not have the resources to provide it. Any capital loans by the Company to its subsidiary bank would be subordinate in right of payment to depositors and to certain other indebtedness of such subsidiary banks.

  The BHCA requires the prior approval of the Federal Reserve Board in any case where a bank holding company proposes to acquire direct or indirect ownership or control of more than 5% of any class of the voting shares of, or substantially all of the assets of, any bank (unless it owns a majority of such bank's voting shares) or otherwise to control a bank or to merge or consolidate with any other bank holding company. The BHCA also prohibits a bank holding company, with certain exceptions, from acquiring more than 5% of the voting shares of any company that is not a bank. The BHCA would prohibit the Federal Reserve Board from approving an application from the Company to acquire shares of a bank located outside of New York, unless such an acquisition is specifically authorized by statute of the state in which the bank whose shares are to be acquired is located.

  However, the Riegal-Neal Interstate Banking and Efficiency Act of 1994 (enacted on September 29, 1994) provides that, among other things, substantially all state law barriers to the acquisition of banks by out-of-state bank holding companies will be eliminated effective September 29, 1995. The law will also permit interstate branching by banks effective as of June 1, 1997, subject to the ability of states to opt-out completely or to set an earlier effective date. The Company anticipates that the effect of the new law may be to increase competition within the markets in which the Company operates, although the Company cannot predict the effect to which competition will increase in such markets or the timing of such increase.

OCC SUPERVISION

  The Bank is supervised and regularly examined by the OCC. The various laws and regulations administered by the OCC affect corporate practices such as payment of dividends, incurring debt and acquisition of financial institutions and other companies, and affect business practices, such as payment of interest on deposits, the charging of interest on loans, types of business conducted and location of offices. There are no regulatory orders or outstanding issues resulting from regulatory examinations of the Bank.

LIMITS ON DIVIDENDS AND OTHER REVENUE SOURCES

  The Company's ability to pay dividends to its shareholders is largely dependent on the Bank's ability to pay dividends to the Company. In addition to state law requirements and the capital requirements discussed below, the circumstances under which the Bank may pay dividends are limited by federal statutes, regulations and policies. For example, as a national bank, the Bank must obtain the approval of the OCC for the payment of dividends if the total of all dividends declared in any calendar year would exceed the total of the Bank's net profits, as defined by applicable regulations, for that year, combined with its retained net profits for the preceding two years. Furthermore, the Bank may not pay a dividend in an amount greater than its undivided profits then on hand after deducting its losses and bad debts, as defined by applicable regulations. At December 31, 1994, the Bank had $18.0 million in undivided profits legally available for the payment of dividends.

  In addition, the Federal Reserve Board and the OCC are authorized to determine under certain circumstances that the payment of dividends would be an unsafe or unsound practice and to prohibit payment of such dividends. The payment of dividends that deplete a bank's capital base could be deemed to constitute such an unsafe or an unsound practice. The Federal Reserve Board has indicated that banking organizations should generally pay dividends only out of current operating earnings.

  There are also statutory limits on the transfer of funds to the Company by its banking subsidiary whether in the form of loans or other extensions of credit, investments or asset purchases. Such transfers by the Bank to the Company generally are limited in amount to 10% of the Bank's capital and surplus, or 20% in the aggregate. Furthermore, such loans and extensions of credit are required to be collateralized in specified amounts.

CAPITAL REQUIREMENTS

  The Federal Reserve Board has established risk-based capital guidelines which are applicable to bank holding companies. The guidelines establish a framework intended to make regulatory capital requirements more sensitive to differences in risk profiles among banking organizations and take off-balance sheet exposures into explicit account in assessing capital adequacy. The Federal Reserve Board guidelines define the components of capital, categorize assets into different risk classes and include certain off-balance sheet items in the calculation of risk-weighted assets. At least half of the total capital must be comprised of common equity, retained earnings and a limited amount of perpetual preferred stock, less goodwill ("Tier I capital"). Banking organizations that are subject to the guidelines are required to maintain a ratio of Tier I capital to risk-weighted assets of at least 4.00% and a ratio of total capital to risk-weighted assets of at least 8.00%. The appropriate regulatory authority may set higher capital requirements when an organization's particular circumstances warrant. The remainder ("Tier 2 capital") may consist of a limited amount of subordinated debt, limited-life preferred stock, certain other instruments and a limited amount of loan and lease loss reserves. The sum of Tier I capital and Tier 2 capital is "total risk-based capital." The Company's Tier I and total risk-based capital ratios as of March 31, 1995 were 12.41% and 13.65%, respectively.

  In addition, the Federal Reserve Board has established a minimum leverage ratio of Tier I capital to quarterly average assets less goodwill ("Tier I leverage ratio") of 3.00% for bank holding companies that meet certain specified criteria, including that they have the highest regulatory rating. All other bank holding companies are required to maintain a Tier I leverage ratio of 3.00% plus an additional cushion of at least 100 to 200 basis points. The Company's Tier I leverage ratio as of March 31, 1995 was 6.70%, which exceeded its regulatory requirement of 4.00%. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. The Company is subject to the same OCC capital requirements as those that apply to the Bank.

  In February 1994, the federal banking agencies proposed amendments to their respective risk-based capital requirements that would explicitly identify concentration of credit risk and certain risks arising from nontraditional activities, and the management of such risks, as important factors to consider in assessing an institution's overall capital adequacy. The proposed amendments do not, however, mandate any specific adjustments to the risk-based capital calculations as a result of such factors. On August 24, 1994, the Federal Reserve Board issued proposed amendments to its risk-based capital standards that would increase the amount of capital required under such standards for long-dated interest rate and exchange rate contracts and for derivative contracts based on equity securities and indexes, precious metals (other than gold) and other commodities. The proposed amendments would also permit banking institutions to recognize the effect of bilateral netting arrangements in calculating their exposure to derivative contracts for risk-based capital purposes. The Company and the Bank do not expect that these proposals, if adopted in their current form, would have a material effect on its financial condition or results of operations.

  For a discussion of the impact of the Acquisition and the Offerings on the Company's capital and leverage ratios, see "Risk Factors--Negative Effect of Acquisition on Regulatory Capital" and "The Acquisition--Regulatory Conditions and Capital Plan."

FEDERAL DEPOSIT INSURANCE CORPORATION IMPROVEMENT ACT OF 1991

  In December 1991, Congress enacted the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), which substantially revised the bank regulatory and funding provisions of the Federal Deposit Insurance Act and made significant revisions to several other federal banking statutes. FDICIA provides for, among other things, (i) a recapitalization of the Bank Insurance Fund of the FDIC (the "BIF") by increasing the FDIC's borrowing authority and providing for adjustments in its assessment rates; (ii) annual on-site examinations of federally-insured depository institutions by banking regulators; (iii) publicly available annual financial condition and management reports for financial institutions, including audits by independent accountants; (iv) the establishment of uniform accounting standards by federal banking agencies; (v) the establishment of a "prompt corrective action" system of regulatory supervision and intervention, based on capitalization levels, with more scrutiny and restrictions placed on depository institutions with lower levels of capital; (vi) additional grounds for the appointment of a conservator or receiver; (vii) a requirement that the FDIC use the least-cost method of resolving cases of troubled institutions in order to keep the costs to insurance funds at a minimum; (viii) more comprehensive regulation and examination of foreign banks; (ix) consumer protection provisions including a Truth-in-Savings Act; (x) a requirement that the FDIC establish a risk-based deposit insurance assessment system; (xi) restrictions or prohibitions on accepting brokered deposits, except for institutions which significantly exceed minimum capital requirements; and (xii) certain additional limits on deposit insurance coverage.

  Under the FDIC's risk-related premium schedule for insured depository institutions, FDIC insurance premiums range from 0.23% for the best capitalized, healthiest institutions, to 0.31% for the weakest institutions. The Bank's premium for the semi-annual assessment period ending December 31, 1994, was 0.23% of insured deposits. Following the Acquisition, it is anticipated that the Bank's premium will increase to 0.26%.

  On January 31, 1995, the FDIC published two proposed rules which outline the agency's plan for semi-annual assessment rates applicable to institutions insured by the Bank Insurance Fund ("BIF") and the Savings Association Insurance Fund ("SAIF"). Under the proposals, BIF members such as the Bank would pay assessment rates ranging from 0.04% to 0.31% depending on their risk classification, while SAIF members would pay assessment rates ranging from 0.23% to 0.31%. Presently, both BIF and SAIF members pay according to the 0.23% to 0.31% schedule. The proposed BIF rates are expected to become effective in mid-1995. If the FDIC's proposed BIF rule becomes effective, the Company anticipates that the Bank's premium following the Acquisition will be 0.07% as an "adequately capitalized" bank. When the Bank's Tier I leverage ratio reaches 5%, the premium will be 0.04% as a "well capitalized" bank.

  FDICIA requires federal banking agencies to take "prompt corrective action" with respect to banks that do not meet minimum capital requirements. FDICIA establishes five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." The following table sets forth the minimum capital ratios that a bank must satisfy in order to be considered "well capitalized" or "adequately capitalized" under Federal Reserve Board regulations:

                                         ADEQUATELY CAPITALIZED WELL CAPITALIZED
                                         ---------------------- ----------------
     Total Risk-Based Capital Ratio.....           8%                 10%
     Tier I Risk-Based Capital Ratio....           4%                  6%
     Tier I Leverage Ratio..............           4%                  5%

  If a bank does not meet all of the minimum capital ratios necessary to be considered "adequately capitalized," it will be considered "undercapitalized," "significantly undercapitalized," or "critically undercapitalized," depending upon the amount of the shortfall in its capital. As of March 31, 1995, the Bank's total risk-based capital ratio and Tier I risk-based capital ratio were 13.46% and 12.21%, respectively, and its Tier I leverage ratio as of such date was 6.59%. As a result of the Acquisition and the infusion of additional capital from the Offerings, it is anticipated that the Bank will be classified as "adequately capitalized." See "The Acquisition -- Regulatory Conditions and Capital Plan," "Risk Factors--Negative Effect of Acquisition on Regulatory Capital."

  Notwithstanding the foregoing, if its principal federal regulator determines that an "adequately capitalized" institution is in an unsafe or unsound condition or is engaging in an unsafe or unsound practice, it may require the institution to submit a corrective action plan, restrict its asset growth and prohibit branching, new acquisitions and new lines of business. Among other things, an institution's principal federal regulator may deem the institution to be engaging in an unsafe or unsound practice if it receives a less than satisfactory rating for asset quality, management, earnings or liquidity in its most recent examination.

  Possible sanctions for undercapitalized depository institutions include a prohibition on the payment of dividends and a requirement that an institution submit a capital restoration plan to its principal federal regulator. The capital restoration plan of an undercapitalized bank will not be approved unless any holding company that controls the bank guarantees the bank's performance. The obligation of a controlling bank holding company to fund a capital restoration plan is limited to the lesser of five percent (5%) of an undercapitalized subsidiary's assets or the amount required to meet regulatory capital requirements. If an undercapitalized depository institution fails to submit or implement an acceptable capital restoration plan, it can be subjected to more severe sanctions, including an order to sell sufficient voting stock to become adequately capitalized. Critically undercapitalized institutions are subject to the appointment of a receiver or conservator.

  In addition, FDICIA requires regulators to impose new non-capital measures of bank safety, such as loan underwriting standards and minimum earnings levels. Regulators are also required to perform annual on-site bank examinations, place limits on real estate lending by banks and tighten auditing requirements.

  Many of the provisions of FDICIA will be implemented through the adoption of regulations by the various federal banking agencies. Although the precise effect of the legislation on the Company and the Bank therefore cannot be assessed at this time, the Company does not anticipate that such regulations will materially affect its operating results, financial condition or liquidity.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

  The Company is authorized to issue 5,000,000 shares of common stock, $1.25 par value per share and 500,000 shares of preferred stock, $1.00 par value per share. As of May 26, 1995, 2,789,750 shares of Common Stock were issued and outstanding. The remaining authorized but unissued shares of the Company's Common Stock may be issued by the Board without further shareholder approval.

  On       , 1995, the Company's Board of Directors duly adopted a resolution fixing the designation, number, preferences and other rights and limitations of the Preferred Stock. The terms of the Preferred Stock are more fully set forth in the Certificate of the Powers, Designations, Preferences and Rights of the Series A Cumulative Perpetual Preferred Stock (the "Preferred Stock Certificate") which is filed as an exhibit to the Registration Statement. Upon consummation of the Preferred Stock Offering, all shares of the Preferred Stock will be issued and outstanding.

  The Company's Certificate of Incorporation also authorizes the Company's Board of Directors, without shareholder approval, to issue up to 410,000 shares of additional preferred stock (which amount excludes the Series A Preferred Stock) and to establish the relative rights, designations, preferences and limitations or restrictions of the preferred stock (the "Blank Check Preferred Stock.") As of the date of this Prospectus there were no shares of Blank Check Preferred Stock outstanding.

COMMON STOCK

  Voting Rights. The holders of Common Stock are entitled to one vote per share on all matters to be voted on by the shareholders. Such shareholders do not have cumulative voting rights in the election of directors.

  Dividends. The Company may pay dividends as declared from time to time by the Board of Directors out of funds legally available therefor, subject to certain restrictions. Although the Board of Directors of the Company has indicated its intention to continue the payment of cash dividends on the Common Stock, no assurance can be given that any dividends will be declared or, if declared, what the amount of the dividends will be or whether such dividends, once declared, will continue. As a bank holding company, the Company's ability to pay such dividends is primarily a function of the dividend payments it receives from the Bank. See "Dividends" and "Certain Regulatory Considerations -- Limits on Dividends and Other Revenue Sources." The holders of Common Stock will be entitled to receive any dividends on the Common Stock in proportion to their holdings of Common Stock.

  Rights in Liquidation. In the event of a liquidation, dissolution or winding up of the Company, each holder of Common Stock would be entitled to receive, after payment of all debts and liabilities of the Company and after any required distribution to holders of any issued and outstanding preferred stock, a pro rata portion of all assets of the Company available for distribution to holders of Common Stock.

  No Preemptive Rights; No Redemption. Holders of shares of Common Stock are not entitled to preemptive rights with respect to any shares of any capital stock of the Company that may be issued. The Common Stock is not subject to call or redemption and is fully paid and non-assessable.

PREFERRED STOCK

  General. The Preferred Stock has no preemptive rights and is not convertible into any shares of Common Stock. The rights of the holders of shares of Preferred Stock will be subordinate to the rights of the Company's general creditors. There is no sinking fund with respect to the Preferred Stock. Upon issuance the Preferred Stock will be fully paid and non-assessable.

  Rank. The Preferred Stock will rank, with respect to dividend rights and rights on liquidation, winding up or dissolution of the Company, senior to the Common Stock and to all other classes and series of equity securities of the Company, now or hereafter authorized, issued or outstanding (the Common Stock and such other classes of equity securities referred to herein as the "Junior Stock"), other than classes of series of equity securities ranking on a parity with the Preferred Stock (the "Parity Stock"). The Preferred Stock will be subject to the creation of such Parity Stock and Junior Stock to the extent not expressly prohibited by the Company's Certificate of Incorporation.

  Dividend Rights. Holders of Preferred Stock are entitled to be paid, if and when declared by the Board of Directors, out of funds legally available therefor, cumulative semi-annual cash dividends at the rate of % per annum (the "Preferred Dividend"). The Preferred Dividend will have priority over any dividends with respect to the Junior Stock. The Preferred Dividend will accumulate from and including the earliest date of original issuance of the Preferred Stock and will be payable on March 31 and September 30 of each year (each a "Dividend Payment Date") with the first payment on September 30, 1995 representing a pro rated amount from the date of issuance. Dividends will be payable to holders of record as they appear on the books of the Company at the close of business on a date not more than 30 calendar days and not less than 10 calendar days preceding the Dividend Payment Date therefor, as determined by the Board of Directors (the "Record Date").

  As long as the Preferred Stock is outstanding and any payment of the Preferred Dividend is in arrears, the Company may not (i) declare, pay or set apart for payment any dividends on any shares of Common Stock or other Junior Stock, or (ii) make any payment on account of, or set apart payment for, the purchase, redemption or other retirement of, or with respect to any sinking or other similar fund or agreement for the purchase, redemption or other retirement of, any shares of Common Stock or Junior Stock, or (iii) make any distribution in respect thereof, whether directly or indirectly, and whether in cash, obligations or securities of the Company or other property, other than dividends or distributions of Junior Stock which is neither convertible into, nor exchangeable for, any securities of the Company other than Junior Stock or rights, warrants options or calls exercisable or exchangeable for or convertible into Junior Stock, or (iv) permit any corporation or other entity controlled directly or indirectly by the Company to purchase or otherwise acquire or redeem any shares of Common Stock or other Junior Stock or any warrants, calls or options exercisable or exchangeable for or convertible into shares of Common Stock or Junior Stock.

  Dividends in arrears with respect to the Preferred Stock may be declared and paid at any time, without reference to any regular Dividend Payment Date, to holders of record at the close of business as they appear on the books of the Company on the Record Date established with respect to such payment in arrears. If there is any Parity Stock outstanding, and if the Payment of dividends on any shares of Preferred Stock or Parity Stock is in arrears, the Company, in making any dividend payment on account of the Preferred Stock or Parity Stock, is required to make such payment ratably upon all outstanding shares of the Preferred Stock and the Parity Stock in proportion to the respective amounts of accrued dividends in arrears upon such shares of Preferred Stock and Parity Stock to the date of such dividend payment.

  Holders of shares of Preferred Stock will not be entitled to any dividends, whether payable in cash, obligations or securities of the Company or other property, in excess of full accrued dividends on the Preferred Stock. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend or other payment or payments which may be in arrears with respect to the Preferred Stock. All dividends paid with respect to the Preferred Stock will be paid ratably to the holders entitled thereto.

  The ability of the Company to pay dividends on the Preferred Stock may be limited by the Delaware General Corporation Law and will depend on the Company's ability to obtain funds for such purpose from the Bank. See "Certain Regulatory Considerations--Limits on Dividends and Other Revenue Sources."

  Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Company, voluntary or involuntary, the holders of Preferred Stock will be entitled to receive out of the assets of the Company available for distribution to stockholders, before any distribution of assets is made to the holders of Common Stock or other Junior Stock, the amount of $100 per share plus an amount equal to all accrued and unpaid dividends thereon to the date fixed for such liquidation, dissolution or winding up. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Preferred Stock and any Parity Stock are not paid in full, the holders of Preferred Stock and of such Parity Stock will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts (including accrued and unpaid dividends) to which they are entitled. After payment to the holders of Preferred Stock of the full preferential amount of the liquidating distribution (including accrued and unpaid dividends) to which they are entitled, the holders of the Preferred Stock will be entitled to no further participation in any distribution of assets by the Company. All distributions made with respect to the Preferred Stock in connection with such liquidation, dissolution or winding up of the Company will be made pro rata to the holders entitled thereto. Neither the voluntary sale, conveyance, exchange or transfer of all or any part of the property or assets of the Company, nor the consolidation, merger or other business combination of the Company with or into any other corporation, will be considered a voluntary or involuntary liquidation, dissolution or winding up of the Company.

  Optional Redemption. On or after September 30, 1995, the Preferred Stock is redeemable ratably at the option of the Company for cash, in whole or in part, at any time and from time to time, at the declining redemption price per share set forth below plus accrued and unpaid dividends, without interest, to the extent that the Company has funds legally available therefor:

             IF REDEEMED DURING
                     THE                                  REDEMPTION PRICE PER
             12 MONTHS BEGINNING                           SHARE OF PREFERRED
                SEPTEMBER 30,                                    STOCK
             -------------------                          --------------------
                    1995                                          $105
                    1996                                           104
                    1997                                           103
                    1998                                           102
                    1999                                           101
             2000 and thereafter                                   100

  The Company will mail notice of redemption to each holder of record of the shares of Preferred Stock to be redeemed as they appear on the books of the Company at the close of business on a date not less than 30 nor more than 60 calendar days prior to the redemption date, as determined by the Board of Directors. From and after the redemption date (unless the Company defaults in providing for the payment of the redemption price plus accrued and unpaid dividends), dividends will cease to accrue on the shares of the Preferred Stock called for redemption, all rights of the holders thereof (except the right to receive the redemption price plus accrued and unpaid dividends, without interest) will cease with respect to such shares, and such shares of the Preferred Stock will no longer be deemed to be outstanding and shall not have the status of the Preferred Stock.

  As long as the payment of any dividends on shares of the Preferred Stock or any Parity Stock is in arrears, no shares of the Preferred Stock or Parity Stock will be redeemed unless all such shares are simultaneously redeemed, and the Company may not (i) make payment on account of, or set apart payment for, the purchase or other acquisition, redemption, retirement or other requirement of, or with respect to, any Parity Stock or any warrants, rights, calls or options exercisable or exchangeable for or convertible into Parity Stock or
(ii) permit any corporation or other entity controlled directly or indirectly by the Company to purchase or otherwise acquire or redeem any Parity Stock or any warrants, rights, calls or options exercisable or exchangeable for or convertible into Parity Stock; provided, however, that the foregoing will not prevent the purchase or other acquisition of such shares pursuant to a purchase or exchange offer made on the same terms to holders of all such shares outstanding.

  Voting Rights. Except as indicated below and except as required by applicable law, the holders of the Preferred Stock will not be entitled to vote for any purpose. To the extent that the holders of Preferred Stock are entitled to vote, each holder shall be entitled to one vote for each share of the Preferred Stock held by such holder.

  As long as any shares of the Preferred Stock remain outstanding, the affirmative vote of the holders of at least two-thirds of the votes entitled to be cast with respect to the then outstanding shares of the Preferred Stock, voting separately as one class, at a meeting duly held for that purpose, will be necessary (i) to authorize, create or issue or increase the authorized or issued amount of any class or series of equity securities of the Company ranking senior or on a parity with the Preferred Stock as to dividend rights or rights upon liquidation, winding up or dissolution of the Company, or (ii) to repeal, amend or otherwise change any of the provisions of the Certificate of Incorporation (including the Preferred Stock Certificate) in any manner which adversely affects the powers, preferences, voting power or other rights or privileges of the Preferred Stock, or (iii) to sell, lease or convey all or substantially all of the Company's assets if as a result of such transaction the Preferred Stock would be purchased for or otherwise converted into consideration of less than its Liquidation Preference plus any accrued and unpaid dividends or as a result of which the Preferred Stock would continue in existence but with an adverse alteration in its specified designations, rights, preferences or privileges.

  If at any time three Preferred Dividends, whether consecutive or not, shall be in arrears, in whole or in part, and shall not be paid in cash, then, without further action, the Board of Directors shall be increased by two and the holders of Preferred Stock will have the exclusive right at the next annual meeting of stockholders for the election of directors or special meeting called for such purpose, voting separately as one class, to elect two directors.

  Unless otherwise required by law, such newly elected directors will not become members of any of the three classes of directors otherwise required by the Certificate of Incorporation and bylaws of the Company. All rights of the holders of the Preferred Stock to elect such directors will continue in effect until the Company is no longer in arrears or in default in respect of the payment of dividends on the Preferred Stock, at which time such voting right of the holders of the Preferred Stock shall terminate, without further action, subject to revesting in the event of each and every subsequent failure of the Company to pay such dividends for the requisite number of periods as described above.

  The term of office of all directors elected by the holders of the Preferred Stock in office at any time when the aforesaid voting right is vested in such holders shall terminate upon the election of the successors at any meeting of stockholders entitled to vote thereon for the purpose of electing directors. Any director who shall have been elected by holders of the Preferred Stock may be removed at any time, either with or without cause, by the affirmative vote of the holders of record of a majority of the outstanding shares of the Preferred Stock, voting separately as one class, at a duly held stockholders' meeting.

CERTAIN CERTIFICATE OF INCORPORATION AND BYLAWS PROVISIONS

  There are provisions in the Company's Certificate of Incorporation, Bylaws, and Stockholder Protection Rights Plan which are intended to discourage non-negotiated takeover attempts. These provisions are intended to avoid costly takeover battles and lessen the Company's vulnerability to a hostile change in control, thereby enhancing the possibility that the Board of Directors can maximize shareholder value in connection with an unsolicited offer to acquire the Company. However, anti-takeover provisions can also have the effect of depressing the Company's stock price because they are an impediment to potential investors and their ability to gain control of the Company, and thus discourage activities such as unsolicited merger proposals, acquisitions, or tender offers by which shareholders might otherwise receive enhanced consideration for their shares.

  The Company's Certificate of Incorporation authorizes 5,000,000 shares of Common Stock, of which 2,789,750 shares are outstanding. The Certificate of Incorporation also authorizes the issuance of 500,000 shares of preferred stock, of which 90,000 constitute the Preferred Stock and of which 410,000 are available for issuance as Blank Check Preferred Stock. The remaining 2,210,250 shares of authorized but unissued Common Stock, and the 410,000 shares of authorized but unissued Blank Check Preferred Stock, may be issued by the Board without further shareholder approval (if consistent with its fiduciary responsibilities), except as may be required with respect to a particular transaction by applicable law or by regulatory agencies having jurisdiction over the Company, and could be utilized to deter future attempts to gain control of the Company.

  The Company has a classified Board which provides for the Board to be divided into three classes, as nearly equal in number as possible, with approximately one third of the directors to be elected annually for three-year terms. A classified board helps to assure continuity and stability of corporate leadership and policy by extending the time required to elect a majority of the directors to at least two successive annual meetings. This extension of time may also tend to discourage a tender offer or takeover bid by making it more difficult for a majority of shareholders to change the composition of the Board of Directors.

  The Company's Certificate of Incorporation contains a provision which provides that certain business combinations require the affirmative vote of either (a) the holders of three-fourths of the Company's outstanding Common Stock and a majority of the continuing directors; or (b) the holders of two-thirds of the Company's outstanding Common Stock and two-thirds of the continuing directors. These "supermajority" requirements could result in the Company's board and management (who owned or controlled approximately 5.35% of the Company's Common Stock as of May 26, 1995) exercising a stronger influence over any proposed takeover by refusing to approve a proposed business combination and by obtaining sufficient additional votes, including votes obtained through the issuance of additional shares to parties friendly to their interests, to preclude the two-thirds or three-fourths shareholder approval requirement.

  The Company's Certificate of Incorporation also provides that the provisions designed to protect the Company from unfriendly takeover attempts can only be amended by an affirmative vote of (a) holders of at least three-fourths of the outstanding Common Stock of the Company and a majority of the continuing directors, or (b) holders of at least two-thirds of the outstanding Common Stock of the Company and two-thirds of the continuing directors.

RIGHTS PLAN

  On February 21, 1995, the Company's Board of Directors adopted a Stockholder Protection Rights Plan ("Plan") and declared a distribution on February 24, 1995 to shareholders of record as of February 21, 1995 of one Right for each outstanding share of the Common Stock. The Plan is intended to protect shareholders in the event an unsolicited offer or attempt to acquire control of the Company is made, including a coercive or unfair offer or other takeover attempt that could impair the ability of the Company's Board of Directors to fully represent the interests of the Company's shareholders. One Right will attach to each share of Common Stock offered hereby.

  The Rights become exercisable in the event that a person, entity or group ("Person") acquires, or commences a tender offer which, if successful, would enable such Person to acquire, 15% or more of the outstanding shares of the Common Stock. Each Right initially entitles stockholders to purchase one share of Common Stock at an exercise price of $85.00 per share, subject to adjustments. If, after the Rights become exercisable, a Person acquires 15% or more of the outstanding shares of the Common Stock, the holder of each Right may purchase, for the then current exercise price of the Right, that number of shares having a market value equal to twice the exercise price. If, after the Rights become exercisable, the Company merges or consolidates with, sells or transfers 50% if its assets (as measured by book value, market value, or operating income or cash flow productivity) to, or engages in certain other transactions with, another Person, the Company shall take such steps as are necessary to ensure, and shall not consummate or permit such transaction to occur until it shall have entered into an agreement with the other Person providing, that upon consummation of the transaction, holders of each Right shall be entitled to purchase, for the then current exercise price of the Right, that number of shares of the Common Stock of the other Person having a market value equal to twice the exercise price, and further providing that the other Person shall assume all of the Company's obligations under the Plan.

  The Rights may be redeemed by the Company under certain circumstances at a price of $ 0.01 per Right, and will expire on February 21, 2005 if not redeemed or exercised earlier. If there are not sufficient shares of the Common Stock authorized at the time the Rights become exercisable, the Board of Directors will secure stockholder authorization for sufficient additional shares or, alternatively, will provide for the issuance of other securities or assets of the Company having an equivalent value upon exercise of the Rights.

                                  UNDERWRITING

SALE OF COMMON STOCK

  Subject to the terms and conditions set forth in an underwriting agreement (the "Common Stock Underwriting Agreement") dated the date hereof, M.A. Schapiro and First Albany Corporation (the "Underwriters") have severally agreed to purchase, and the Company has agreed to sell to them, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below. In the Common Stock Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all such shares of Common Stock (other than those covered by the over-allotment option described below), if any are purchased. In the event of default by an Underwriter with respect to its obligation to purchase the shares of Common Stock, the Common Stock Underwriting Agreement provides that, in certain circumstances, purchase commitments of the nondefaulting Underwriter may be increased or the Common Stock Underwriting Agreement may be terminated.

              NAME                                             NUMBER OF SHARES
              ----                                             ----------------
     M.A. Schapiro & Co., Inc.................................
     First Albany Corporation.................................
                                                                     ----
         Total................................................
                                                                     ====

  The Underwriters have advised the Company that they propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such
price less a concession not in excess of $   per share. The Underwriters may
allow, and such dealers may reallow, a discount not in excess of $    per share
of Common Stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed by the Underwriters.

  The offering price per share of Common Stock will be determined by agreement between the Underwriters and the Company. Such determination will be based on price/earnings and book value multiples of comparable financial institutions, the financial condition and prospects of the Company and market conditions at the time of the offering.

  The Company has granted the Underwriters an option exercisable for 30 days after the date hereof to purchase up to 112,500 additional shares of Common Stock to cover over-allotments, if any, at the initial public offering price of the Common Stock, less the underwriting discount. If the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the foregoing table bears to the shares of Common Stock initially offered hereby.

  The Company, its executive officers and its directors, and each holder of 5% or more of the Common Stock have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for Common Stock, for a period of 180 days after the date of this Prospectus without the prior written consent of the Underwriters, other than the shares of Common Stock offered hereby.

RESERVED SHARES

  The Company has reserved up to 40,000 shares of Common Stock for sale to certain directors, officers and employees of the Company. There will be no underwriting discount on the Reserved Shares which will be sold directly by the Company to the directors, officers and employees of the Company who agree to purchase such shares. If the Reserved Shares are not purchased by directors, officers, and employees of the Bank, they will be available for sale to the public by the Underwriters.

SALE OF PREFERRED STOCK

  Subject to the terms and conditions set forth in an underwriting agreement (the "Preferred Stock Underwriting Agreement") dated the date hereof, M.A. Schapiro has agreed to purchase, and the Company has agreed to sell to M.A. Schapiro, 90,000 shares of Preferred Stock. In the Preferred Stock Underwriting Agreement, M.A. Schapiro has agreed, subject to the terms and conditions set forth therein, to purchase all of such shares of Preferred Stock, if any are purchased. The obligation of M.A. Schapiro to purchase shares of Preferred Stock is not contingent on the obligation of M.A. Schapiro to purchase any shares of Common Stock.

  M.A. Schapiro has advised the Company that it proposes to offer the shares of Preferred Stock at the public offering price set forth on the cover page of this Prospectus. M.A. Schapiro intends to sell the shares of Preferred Stock directly to investors and not through dealers. The Preferred Stock will be offered to the public with a minimum purchase requirement of 10,000 shares. If the Preferred Stock is approved for quotation on the Nasdaq National Market, M.A. Schapiro intends to make a market in the Preferred Stock.

GENERAL

  The Company has agreed to indemnify the several Underwriters against certain liabilities which may be incurred in connection with the Common Stock Offering or the Preferred Stock Offering, including liability arising under the Securities Act.

  M.A. Schapiro has from time to time provided certain financial advisory services to the Company for which M.A. Schapiro has received customary compensation. These services include advising the Company with respect to potential mergers and acquisitions from time to time. M.A. Schapiro acted as financial advisor to the Company in connection with the Acquisition. M.A. Schapiro and First Albany Corporation each make a market in the Common Stock and trade the securities of the Company for their own account and for the accounts of their customers and may at any time hold long or short positions in such securities.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock and Preferred Stock offered hereby will be passed upon for the Company by Bond, Schoeneck & King, LLP, Syracuse, New York. Certain legal matters will be passed upon for the Underwriters by Cadwalader, Wickersham & Taft, New York, New York.

                                    EXPERTS

  The consolidated statements of condition as of December 31, 1994 and 1993 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994 included in this Prospectus have been so included in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in auditing and accounting.

        INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND OTHER INFORMATION

COMMUNITY BANK SYSTEM, INC.

Report of Independent Accounts...........................................  F- 2
Consolidated Statements of Condition as of March 31, 1995 (unaudited),
 December 31, 1994 and 1993..............................................  F- 3
Consolidated Statements of Income for the Three Month Periods Ended March
 31, 1995 and 1994 (unaudited) and for the Years Ended December 31, 1994,
 1993 and 1992...........................................................  F- 4
Consolidated Statements of Changes in Shareholders' Equity for the Three
 Month Periods Ended March 31, 1995 and 1994 (unaudited) and for the
 Years Ended December 31, 1994, 1993 and 1992............................  F- 5
Consolidated Statements of Cash Flows for the Three Month Periods Ended
 March 31, 1995 and 1994 (unaudited) and for the Years Ended December 31,
 1994, 1993 and 1992.....................................................  F- 6
Notes to Consolidated Financial Statements...............................  F- 7
OTHER INFORMATION
Supplementary Consolidated Financial Information (unaudited).............  F-24
Schedule of Liabilities to be Assumed and Assets to be Acquired by
 Community Bank, N.A. (unaudited)........................................  F-25

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
Community Bank System, Inc.

  We have audited the accompanying consolidated statements of condition of Community Bank System, Inc. and Subsidiaries as of December 31, 1994 and 1993 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial condition of Community Bank System, Inc. and Subsidiaries as of December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

  As further discussed in the notes to the consolidated financial statements, the Company changed its method of accounting for post-retirement benefits other than pensions, income taxes, and investments in 1993.

Coopers & Lybrand L.L.P.

Syracuse, New York
January 27, 1995, except for Note O
  as to which the date is February 21, 1995

                  COMMUNITY BANK SYSTEM, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CONDITION

                                        MARCH 31,    DECEMBER 31,  DECEMBER 31,
                                           1995          1994          1993
                                       ------------  ------------  ------------
                                       (UNAUDITED)
                ASSETS
Cash and due from banks............... $ 50,721,496  $ 30,522,189  $ 27,422,278
Interest bearing deposits with other
 banks................................                                   90,000
                                       ------------  ------------  ------------
    Total cash and cash equivalents...   50,721,496    30,522,189    27,512,278
Investment securities (approximate
 market value of $391,124,000,
 $374,117,000 and $260,580,000).......  387,177,395   378,519,604   253,453,616
Loans.................................  519,252,700   510,738,775   443,601,069
Less: Unearned discount...............   23,871,714    27,659,684    25,729,899
  Reserve for possible loan losses....    6,423,564     6,281,109     5,706,609
                                       ------------  ------------  ------------
    Net loans.........................  488,957,422   476,797,982   412,164,561
Premises and equipment, net...........   10,651,544    10,591,510    10,045,782
Accrued interest receivable...........    8,006,653     6,657,326     4,538,769
Intangible assets, net................    5,987,253     6,106,608       452,264
Other assets..........................    8,777,761     6,305,990     4,885,245
                                       ------------  ------------  ------------
    Total assets...................... $960,279,524  $915,501,209  $713,052,515
                                       ============  ============  ============
 LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
 Deposits
  Noninterest bearing................. $101,167,608  $103,006,969  $ 88,644,788
  Interest bearing....................  621,212,656   576,630,655   499,670,455
                                       ------------  ------------  ------------
    Total deposits....................  722,380,264   679,637,624   588,315,243
  Federal funds purchased.............   43,765,000    57,300,000    57,000,000
  Term borrowings.....................  115,550,000   105,550,000       550,000
  Obligation under capital lease......                                   42,036
  Accrued interest and other
   liabilities........................    9,621,279     6,724,070     5,158,809
                                       ------------  ------------  ------------
    Total liabilities.................  891,316,543   849,211,694   651,066,088
                                       ------------  ------------  ------------
Shareholders' equity:
  Preferred stock
   500,000 shares authorized
  Common stock $1.25 par value;
   5,000,000 shares authorized,
   2,788,150, 2,788,150, and 2,748,318
   shares issued and outstanding......    3,485,187     3,485,187     3,435,398
  Surplus.............................   14,885,100    14,885,096    14,374,149
  Undivided profits...................   51,768,386    49,853,313    42,902,266
  Unrealized net gains (losses) on
   available for sale securities......   (1,172,571)   (1,930,414)    1,280,466
  Less: Shares issued under employee
   stock plan-unearned................        3,121         3,667         5,852
                                       ------------  ------------  ------------
    Total shareholders' equity........   68,962,981    66,289,515    61,986,427
                                       ------------  ------------  ------------
    Total liabilities and
     shareholders' equity............. $960,279,524  $915,501,209  $713,052,515
                                       ============  ============  ============

   The accompanying notes are an integral part of the consolidated financial statements.

                  COMMUNITY BANK SYSTEM, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                           THREE MONTHS ENDED
                               MARCH 31,               YEARS ENDED DECEMBER 31
                         ----------------------  -------------------------------------
                            1995        1994        1994         1993         1992
                         ----------- ----------  -----------  -----------  -----------
                              (UNAUDITED)
Interest income:
  Interest and fees on
   loans................ $11,470,601 $9,335,055  $40,699,073  $36,235,800  $36,932,349
  Interest and dividends
   on investments:
    U.S. Treasury.......     296,841    482,490    1,800,534    2,041,156    1,659,934
    U.S. government
     agencies and
     corporations.......   3,378,957  1,554,825    8,078,065    6,981,414    6,359,240
    States and political
     subdivisions.......     301,490    370,897    1,427,476    1,783,253    2,054,964
    Mortgage-backed
     securities.........   2,965,514  1,608,333    8,922,926    6,831,166    8,273,881
    Other securities....     209,784    154,895      645,828      696,693      754,936
Interest on federal
 funds sold.............      32,777                               52,760      285,645
Interest on deposits
 with other banks.......                  1,058        1,133       20,325       24,490
                         ----------- ----------  -----------  -----------  -----------
    Total interest
     income.............  18,655,964 13,507,553   61,575,035   54,642,567   56,345,439
                         ----------- ----------  -----------  -----------  -----------
Interest expense:
  Interest on deposits..   5,891,418  3,926,895   18,213,046   16,961,993   21,352,303
  Interest on federal
   funds purchased, and
   term borrowings from
   banks................   2,339,030    505,738    3,916,073      766,883      242,278
  Interest on capital
   lease................                    501          629        4,463       13,586
                         ----------- ----------  -----------  -----------  -----------
    Total interest
     expense............   8,230,448  4,433,134   22,129,748   17,733,339   21,608,167
                         ----------- ----------  -----------  -----------  -----------
    Net interest income.  10,425,516  9,074,419   39,445,287   36,909,228   34,737,272
Less: Provision for
 possible loan losses...     254,411    239,172    1,702,466    1,506,131    2,726,788
                         ----------- ----------  -----------  -----------  -----------
  Net interest income
   after provision for
   loan losses..........  10,171,105  8,835,247   37,742,821   35,403,097   32,010,484
                         ----------- ----------  -----------  -----------  -----------
Other income:
  Fiduciary and
   investment services..     339,936    324,570    1,379,566    1,113,217      898,060
  Service charges on
   deposit accounts.....     661,759    563,638    2,593,282    2,379,405    2,266,064
  Other service charges,
   commissions and fees.     337,097    311,625    1,519,043    1,185,642    1,454,938
  Other operating
   income...............      58,258     32,526      130,822      101,008      278,582
  Investment security
   gains (losses).......                 (3,125)    (502,343)     (15,000)     184,271
                         ----------- ----------  -----------  -----------  -----------
    Total other income..   1,397,050  1,229,234    5,120,370    4,764,272    5,081,915
                         ----------- ----------  -----------  -----------  -----------
    Operating income....  11,568,155 10,064,481   42,863,191   40,167,369   37,092,399
                         ----------- ----------  -----------  -----------  -----------
Other expenses:
  Salaries and employee
   benefits.............   3,711,283  3,283,990   13,098,207   11,951,973   11,941,972
  Occupancy expense,
   net..................     540,068    533,288    2,042,571    1,813,773    1,849,196
  Equipment and
   furniture expense....     426,158    414,883    1,697,230    1,641,750    2,326,589
  Other.................   2,346,128  2,024,089    9,659,660    9,419,692   10,329,862
                         ----------- ----------  -----------  -----------  -----------
    Total other
     expenses...........   7,023,637  6,256,250   26,497,668   24,827,188   26,447,619
                         ----------- ----------  -----------  -----------  -----------
  Income before income
   taxes................   4,544,518  3,808,231   16,365,523   15,340,181   10,644,780
  Income taxes..........   1,793,000  1,408,000    6,256,305    5,765,407    3,139,239
                         ----------- ----------  -----------  -----------  -----------
    Net Income.......... $ 2,751,518 $2,400,231  $10,109,218  $ 9,574,774  $ 7,505,541
                         =========== ==========  ===========  ===========  ===========
    Earnings per share.. $       .98 $      .85  $      3.59  $      3.43  $      2.76
                         =========== ==========  ===========  ===========  ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                  COMMUNITY BANK SYSTEM, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

   YEARS ENDED DECEMBER 31, 1992, 1993 AND 1994 AND THREE MONTH PERIODS ENDED
                    MARCH 31, 1995 AND 1994 (UNAUDITED)

                                                                             UNREALIZED
                                                                              NET GAINS
                                                             COMMON SHARES   (LOSSES) ON
                                                              ISSUED UNDER    AVAILABLE
                           COMMON                UNDIVIDED   EMPLOYEE STOCK   FOR SALE
                           STOCK      SURPLUS     PROFITS    PLAN--UNEARNED  SECURITIES       TOTAL
                         ---------- ----------- -----------  -------------- -------------  -----------
Balance at January 1,
 1992................... $3,362,825 $13,806,005 $31,083,701      $(8,988)                  $48,243,543
 Net income--1992.......                          7,505,541                                  7,505,541
 Cash dividends:
 Common, $.90 per share.                         (2,421,284)                                (2,421,284)
 Common stock issued
  under employee stock
  plan..................      8,125      74,108                    6,875                        89,108
                         ---------- ----------- -----------    ---------    -------------  -----------
Balance at December 31,
 1992................... $3,370,950 $13,880,113 $36,167,958      $(2,113)   $           0  $53,416,908
 Net income--1993.......                          9,574,774                                  9,574,774
 Cash dividends:
 Common, $1.04 per
  share.................                         (2,840,466)                                (2,840,466)
 Common stock issued
  under employee stock
  plan..................     64,448     494,036                   (3,739)                      554,745
 Market value adjustment
  on available for sale
  investments...........                                                        1,280,466    1,280,466
                         ---------- ----------- -----------    ---------    -------------  -----------
Balance at December 31,
 1993................... $3,435,398 $14,374,149 $42,902,266      $(5,852)   $   1,280,466  $61,986,427
 Net income--Three
  months ended
  March 31, 1994........                          2,400,231                                  2,400,231
 Cash dividends:
 Common, $.27 per share.                           (742,045)                                  (742,045)
 Common stock issued
  under employee stock
  plan..................      1,500      12,582                      546                        14,628
 Market value adjustment
  on available for sale
  investments...........                                                         (930,434)    (930,434)
                         ---------- ----------- -----------    ---------    -------------  -----------
Balance at March 31,
 1994................... $3,436,898 $14,386,731 $44,560,452      $(5,306)   $     350,032  $62,728,807
                         ========== =========== ===========    =========    =============  ===========
Balance at December 31,
 1993................... $3,435,398 $14,374,149 $42,902,266    $  (5,852)   $   1,280,466  $61,986,427
 Net income--1994.......                         10,109,218                                 10,109,218
 Cash dividends:
 Common, $1.14 per
  share.................                         (3,158,171)                                (3,158,171)
 Common stock issued
  under employee stock
  plan..................     49,789     510,947                    2,185                       562,921
 Market value adjustment
  on available for sale
  investments...........                                                       (3,210,880)  (3,210,880)
                         ---------- ----------- -----------    ---------    -------------  -----------
 Balance at December 31,
  1994.................. $3,485,187 $14,885,096 $49,853,313      $(3,667)     $(1,930,414) $66,289,515
 Net income--Three
  Months ended
  March 31, 1995........                          2,751,518
 Cash dividends:                                                                             2,751,518
 Common, $.30 per share.                           (836,445)                                 (836,445)
 Common stock issued
  under employee stock
  plan..................                      4                      546                           550
 Market value adjustment
  on available for sale
  investments...........                                                          757,843      757,843
                         ---------- ----------- -----------    ---------    -------------  -----------
 Balance at March 31,
  1995.................. $3,485,187 $14,885,100 $51,768,386    $ (3,121)    $ (1,172,571)  $68,962,981
                         ========== =========== ===========    =========    =============  ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                  COMMUNITY BANK SYSTEM, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
     INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS, AND NON CASH ACTIVITIES

                           THREE MONTHS ENDED
                                MARCH 31,                   YEARS ENDED DECEMBER 31
                         ------------------------  -------------------------------------------
                            1995         1994          1994           1993           1992
                         -----------  -----------  -------------  -------------  -------------
                               (UNAUDITED)
Operating Activities:
 Net income............  $ 2,751,518  $ 2,400,231  $  10,109,218  $   9,574,774  $   7,505,541
 Adjustments to
  reconcile net income
  to net cash provided
  by operating
  activities:
  Depreciation.........      359,012      372,510      1,434,356      1,467,370      1,759,862
  Net amortization of
   intangible assets...      119,355       39,464        350,569        161,569        343,641
  Net accretion of
   security premiums
   and discounts.......     (325,696)     (55,850)      (511,974)      (515,161)      (467,441)
  Provision for loan
   losses..............      254,411      239,172      1,702,466      1,506,131      2,726,788
  Provision for
   deferred taxes......      (37,021)    (114,101)      (454,968)      (409,081)       146,995
  (Gain) loss on sale
   of investment
   securities..........                     3,125        502,343         15,000       (184,271)
  Change in interest
   receivable..........   (1,349,327)    (257,835)    (2,118,557)       918,594       (590,722)
  Change in other
   assets and other
   liabilities.........    1,518,011      698,715      2,183,987       (309,512)      (549,637)
  Change in unearned
   loan fees and costs.      (37,635)       2,280         76,510        169,022        224,950
                         -----------  -----------  -------------  -------------  -------------
   Net Cash Provided By
    Operating
    Activities.........    3,252,628    3,327,711     13,273,950     12,578,706     10,915,706
                         -----------  -----------  -------------  -------------  -------------
Investing Activities:
 Proceeds from sales of
  investment
  securities...........                10,900,000     29,240,847      3,000,000     20,298,180
 Proceeds from
  maturities of
  investment
  securities...........   10,081,988    7,733,056     64,275,075    111,504,503     54,138,365
 Purchases of
  investment
  securities...........  (17,133,295) (62,162,318)  (223,998,813)  (103,379,889)  (108,013,700)
 Net change in loans
  outstanding..........  (13,956,164) (11,088,057)   (65,860,765)   (56,466,193)   (16,068,199)
 Capital expenditures..     (417,046)    (231,354)    (1,992,834)      (984,675)    (1,225,043)
 Proceeds from sales of
  capital assets.......                                                  17,122        132,424
 Premium paid for
  branch acquisitions..                               (6,004,913)
                         -----------  -----------  -------------  -------------  -------------
   Net Cash Used By
    Investing
    Activities.........  (21,424,517) (54,848,673)  (204,341,403)   (46,309,132)   (50,737,973)
                         -----------  -----------  -------------  -------------  -------------
Financing Activities:
 Net change in demand
  deposits, NOW
  accounts, and savings
  accounts.............      579,180   23,741,781     11,755,827     18,213,745     33,206,445
 Net change in
  certificates of
  deposit..............   42,163,460   10,161,030     79,566,554     12,186,820    (51,167,434)
 Net change in term
  borrowings...........   (3,535,000)  19,500,000    105,300,000      4,714,100     48,835,900
 Payments on lease
  obligation...........                   (25,098)       (42,036)       (96,747)      (723,023)
 Issuance of common
  stock................                    14,082        560,456        553,809         80,328
 Cash dividends........     (836,445)    (742,045)    (3,063,437)    (2,840,466)    (2,421,284)
                         -----------  -----------  -------------  -------------  -------------
   Net Cash Provided By
    Financing Activi-
    ties...............   38,371,195   52,649,750    194,077,364     32,731,261     27,810,932
                         -----------  -----------  -------------  -------------  -------------
Change In Cash And Cash
Equivalents............   20,199,307    1,128,788      3,009,911       (999,165)   (12,011,335)
 Cash and cash
  equivalents at
  beginning of year....   30,522,189   27,512,278     27,512,278     28,511,443     40,522,778
                         -----------  -----------  -------------  -------------  -------------
CASH AND CASH
 EQUIVALENTS AT END OF
 YEAR..................   50,721,496   28,641,066  $  30,522,189  $  27,512,278  $  28,511,443
                         ===========  ===========  =============  =============  =============
SUPPLEMENTAL
 DISCLOSURES OF CASH
 FLOW INFORMATION:
 Cash Paid For
  Interest.............  $ 6,042,995  $ 4,154,416  $  21,369,189  $  18,063,232  $  23,068,870
                         ===========  ===========  =============  =============  =============
 Cash Paid For Income
  Taxes................  $   474,503  $   390,950  $   5,945,320  $   7,143,311  $   3,711,341
                         ===========  ===========  =============  =============  =============
SUPPLEMENTAL DISCLOSURE
 OF NON CASH AND OTHER
 INVESTING ACTIVITIES:
 Gross change in
  unrealized net gains
  and (losses) on
  available for sale
  securities...........  $ 1,280,788  $(1,572,476) $  (5,426,535) $   2,164,046

  Proceeds from maturities of investment securities for the first quarter of 1995 included $3,546,960 from available for sale and $6,535,028 from held to maturity securities. All purchases of investment securities for 1995 were held to maturity securities.
  Proceeds from maturities of investment securities for 1994 included $27,695,203 from available for sale and $36,579,872 from held to maturity securities.
  Purchases of investment securities for 1994 included $22,055,530 of available for sale and $201,943,283 of held to maturity securities.
  All proceeds from sale of investment securities in 1994 related to available for sale securities.

   The accompanying notes are an integral part of the consolidated financial statements.

                  COMMUNITY BANK SYSTEM, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 1995 AND 1994 (UNAUDITED) AND YEARS ENDED DECEMBER
                          31, 1994, 1993 AND 1992

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

  The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, which include Community Bank, N.A. and a currently inactive nonbanking subsidiary. Northeastern Computer Services, Inc., established in 1981, provided computer servicing activities for the Company, its subsidiaries, thrift institutions, and credit unions, until it was dissolved in June 1992. All intercompany accounts and transactions have been eliminated in consolidation.

 Basis of Presentation

  In the opinion of management, the accompanying unaudited condensed consolidated statement of condition as of March 31, 1995 and the unaudited condensed consolidated statements of income, changes in shareholders' equity and cash flows for the three-month periods ended March 31, 1995 and 1994 include all adjustments, consisting of normal recurring accruals, necessary for fair presentation.

 Cash and Cash Equivalents

  For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

  The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.

 Investment Securities

  Effective December 31, 1993 the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." As required by this pronouncement, the Company has classified its investments in debt and equity securities as held to maturity or available for sale. Held to maturity securities are those for which the Company has the positive intent and ability to hold to maturity, and are reported at cost, adjusted for amortization of premiums and accretion of discounts. Debt securities not classified as held to maturity are classified as available for sale and are reported at fair market value with net unrealized gains and losses reflected as a separate component of shareholders' equity, net of applicable income taxes. None of the Company's investment securities has been classified as trading securities.

  The average cost method is used in determining the realized gains and losses on sales of investment securities, which are reported under other income-investment security gains (losses).

  Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

 Loans

  For variable rate loans that reprice frequently and with no significant credit risk, fair values are based on carrying values. Fair values for fixed rate loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest approximates its fair value.

 Interest on Loans and Reserve for Possible Loan Losses

  Interest on commercial loans and mortgages is accrued and credited to operations based upon the principal amount outstanding. Unearned discount on installment loans is recognized as income over the term of the loan, principally by the actuarial method. Nonrefundable loan fees and related direct costs are deferred and amortized over the life of the loan as an adjustment to loan yield using the effective interest method.

                  COMMUNITY BANK SYSTEM, INC. AND SUBSIDIARIES

THREE MONTHS ENDED MARCH 31, 1995 AND 1994 (UNAUDITED) AND YEARS ENDED DECEMBER
                          31, 1994, 1993 AND 1992

  The Company's banking subsidiary places a loan on nonaccrual status and recognizes income on a cash basis when it is more than ninety days past due (or sooner, if management concludes collection of interest is doubtful), except when in the opinion of management, it is well-collateralized and in the process of collection.

  The reserve for possible loan losses is maintained at a level considered adequate to provide for potential loan losses. The reserve is increased by provisions charged to expense and reduced by net charge-offs. The level of the reserve is based on management's evaluation of potential losses in the loan portfolio, as well as prevailing economic conditions.

  During 1993, the Financial Accounting Standards Board issued Statement No. 114, "Accounting By Creditors for Impairment of a Loan." This pronouncement, effective for fiscal years beginning 1995, is not expected to have a material effect on the Company's financial statements.

 Premises and Equipment

  Premises and equipment are stated at cost less accumulated depreciation. The annual provision for depreciation is computed using the straight-line method in amounts sufficient to recognize the cost of depreciable assets over their estimated useful lives. Maintenance and repairs are charged to expense as incurred.

 Other Real Estate

  Properties acquired through foreclosure, or by deed in lieu of foreclosure, are recorded at the lower of the unpaid loan balance plus settlement costs, or fair value. The carrying value of individual properties is subsequently adjusted to the extent that it exceeds estimated fair value.

 Intangible Assets

  Intangible assets represent core deposit intangibles and goodwill arising from various acquisitions. Core deposit intangibles are being amortized on a straight-line basis over five to eight years. Goodwill is being amortized on a straight-line basis over ten to fifteen years.

 Deposits

  The fair values disclosed for demand and savings deposits are equal to the carrying amounts at the reporting date. The carrying amounts for variable rate money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits. The carrying value of accrued interest approximates fair value.

 Term Borrowings

  The carrying amounts of federal funds purchased, short-term and long-term borrowings approximate their fair values.

 Earnings Per Share

  Earnings per share are computed on the basis of weighted average common and common-equivalent shares outstanding throughout each year (2,815,377 and 2,807,651 in the first quarter of 1995 and 1994 respectively, and 2,814,710 in 1994; 2,788,330 in 1993; and 2,722,093 in 1992).

                  COMMUNITY BANK SYSTEM, INC. AND SUBSIDIARIES

THREE MONTHS ENDED MARCH 31, 1995 AND 1994 (UNAUDITED) AND YEARS ENDED DECEMBER
                          31, 1994, 1993 AND 1992

 Fair Values of Financial Instruments

  FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information on financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

 Reclassification

  Certain amounts from 1993 and 1992 have been reclassified to conform to the current year's presentation.

NOTE B: INVESTMENT SECURITIES

  The amortized cost and estimated market values of investments in securities are as follows:

                                              AT MARCH 31, 1995
                               ------------------------------------------------
                                               GROSS      GROSS     ESTIMATED
                                AMORTIZED    UNREALIZED UNREALIZED    MARKET
                                   COST        GAINS      LOSSES      VALUE
                               ------------  ---------- ---------- ------------
HELD TO MATURITY PORTFOLIO
 U.S Treasury securities and
  obligations of U.S.
  government corporations and
  agencies.................... $160,183,822  $4,707,696 $  627,767 $164,263,751
Obligations of states and
 political subdivisions.......   15,784,637     646,516     30,459   16,400,694
Corporate securities..........        1,500         405        280        1,625
Mortgage-backed securities....  126,675,125   1,641,269  2,390,025  125,926,369
                               ------------  ---------- ---------- ------------
  Totals...................... $302,645,084  $6,995,886 $3,048,531 $306,592,439
                               ============  ========== ========== ============
AVAILABLE FOR SALE PORTFOLIO
 U.S Treasury securities and
  obligations of U.S.
  government corporations and
  agencies.................... $ 33,136,707  $  176,533 $  971,437 $ 32,341,803
Obligations of states and
 political subdivisions.......    1,940,313      36,999          0    1,977,312
Corporate securities..........       68,884           0          0       68,884
Mortgage-backed securities....   36,966,659      30,529  1,264,338   35,732,850
                               ------------  ---------- ---------- ------------
  Totals...................... $ 72,112,563  $  244,061 $2,235,775 $ 70,120,849
                               ============  ========== ========== ============
Equity securities.............   13,849,900      10,013          0   13,859,913
Federal Reserve
  Bank common stock...........      551,550           0          0      551,550
                               ------------  ---------- ---------- ------------
  Totals...................... $ 86,514,013  $  254,074 $2,235,775 $ 84,532,312
                               ============  ========== ========== ============
Net unrealized gains/(losses)
 on Available for Sale
 portfolio....................   (1,981,702)
                               ------------
  Grand Total Carrying Value.. $387,177,395
                               ============

                  COMMUNITY BANK SYSTEM, INC. AND SUBSIDIARIES

THREE MONTHS ENDED MARCH 31, 1995 AND 1994 (UNAUDITED) AND YEARS ENDED DECEMBER
                          31, 1994, 1993 AND 1992

                                            AT DECEMBER 31, 1994
                               ------------------------------------------------
                                               GROSS      GROSS     ESTIMATED
                                AMORTIZED    UNREALIZED UNREALIZED    MARKET
                                   COST        GAINS      LOSSES      VALUE
                               ------------  ---------- ---------- ------------
HELD TO MATURITY PORTFOLIO
 U.S Treasury securities and
  obligations of U.S.
  government corporations and
  agencies.................... $154,672,077  $2,150,801 $2,455,356 $154,367,522
Obligations of states and
 political subdivisions.......   17,304,829     498,618     31,730   17,771,717
Corporate securities..........        1,500         392        322        1,570
Mortgage-backed securities....  120,177,983     290,077  4,854,711  115,613,349
                               ------------  ---------- ---------- ------------
  Totals...................... $292,156,389  $2,939,888 $7,342,119 $287,754,158
                               ============  ========== ========== ============
AVAILABLE FOR SALE PORTFOLIO
 U.S Treasury securities and
  obligations of U.S.
  government corporations and
  agencies.................... $ 33,691,404  $   53,101 $1,329,958 $ 32,414,547
Obligations of states and
 political subdivisions.......    3,432,127      40,398          0    3,472,525
Corporate securities..........      566,756       1,093          0      567,849
Mortgage-backed securities....   37,235,167      18,070  2,055,070   35,198,167
                               ------------  ---------- ---------- ------------
  Totals...................... $ 74,925,454  $  112,662 $3,385,028 $ 71,653,088
                               ============  ========== ========== ============
Equity securities.............   14,148,700       9,877          0   14,158,577
Federal Reserve
  Bank common stock...........      551,550           0          0      551,550
                               ------------  ---------- ---------- ------------
  Totals...................... $ 89,625,704  $  122,539 $3,385,028 $ 86,363,215
                               ============  ========== ========== ============
Net unrealized gains/(losses)
 on Available for Sale
 portfolio....................   (3,262,489)
                               ------------
  Grand Total Carrying Value.. $378,519,604
                               ============

                  COMMUNITY BANK SYSTEM, INC. AND SUBSIDIARIES

THREE MONTHS ENDED MARCH 31, 1995 AND 1994 (UNAUDITED) AND YEARS ENDED DECEMBER
                          31, 1994, 1993 AND 1992

                                             AT DECEMBER 31, 1993
                                -----------------------------------------------
                                               GROSS      GROSS     ESTIMATED
                                 AMORTIZED   UNREALIZED UNREALIZED    MARKET
                                    COST       GAINS      LOSSES      VALUE
                                ------------ ---------- ---------- ------------
HELD TO MATURITY PORTFOLIO
 U.S Treasury securities and
  obligations of U.S.
  government corporations and
  agencies..................... $ 53,995,027 $3,990,065  $     65  $ 57,985,027
Obligations of states and
 political subdivisions........   17,164,639  1,360,881     2,881    18,522,639
Corporate securities...........        1,500          0         0         1,500
Mortgage-backed securities.....   54,686,107  1,818,858    40,858    56,464,107
                                ------------ ----------  --------  ------------
  Totals....................... $125,847,273 $7,169,804  $ 43,804  $132,973,273
                                ============ ==========  ========  ============
AVAILABLE FOR SALE PORTFOLIO
 U.S Treasury securities and
  obligations of U.S.
  government corporations and
  agencies..................... $ 58,722,296 $1,730,788  $ 35,460  $ 60,417,624
Obligations of states and
 political subdivisions........    7,194,351    225,535         0     7,419,886
Corporate securities...........    1,109,257     43,444         0     1,152,701
Mortgage-backed securities.....   53,176,543    453,957   267,929    53,362,571
                                ------------ ----------  --------  ------------
  Totals....................... $120,202,447 $2,453,724  $303,389  $122,352,782
                                ============ ==========  ========  ============
Equity securities..............    4,739,500     13,711         0     4,753,211
Federal Reserve
  Bank common stock............      500,350          0         0       500,350
                                ------------ ----------  --------  ------------
  Totals....................... $125,442,297 $2,467,435  $303,389  $127,606,343
                                ============ ==========  ========  ============
Net unrealized gains/(losses)
 on Available for Sale
 portfolio.....................    2,164,046
                                ------------
  Grand Total Carrying Value... $253,453,616
                                ============

  The amortized cost and estimated market value of debt securities by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                          AT MARCH 31, 1995
                                          -------------------------------------------------
                                              HELD TO MATURITY        AVAILABLE FOR SALE
                                          ------------------------- -----------------------
                                            CARRYING   EST. MARKET   AMORTIZED  EST. MARKET
                                             VALUE        VALUE        COST        VALUE
                                          ------------ ------------ ----------- -----------
                                                        (FIGURES IN DOLLARS)
Due in one year or less.................  $  3,960,650 $  3,973,621 $ 2,074,779 $ 2,092,090
Due after one through five years........    17,558,535   18,092,896   2,358,843   2,303,251
Due after five years through ten years..   154,450,774  158,599,553  30,712,282  29,992,658
Due after ten years.....................             0            0           0           0
  Total.................................   175,969,959  180,666,070  35,145,904  34,387,999
Mortgage-backed securities                 126,675,125  125,926,369  36,966,659  35,732,850
                                          ------------ ------------ ----------- -----------
  Total.................................  $302,645,084 $306,592,439 $72,112,563 $70,120,849
                                          ============ ============ =========== ===========

               COMMUNITY BANK SYSTEM, INC. AND SUBSIDIARIES

THREE MONTHS ENDED MARCH 31, 1995 AND 1994 (UNAUDITED) AND YEARS ENDED DECEMBER
                          31, 1994, 1993 AND 1992

                                            AT DECEMBER 31, 1994
                              -------------------------------------------------
                                  HELD TO MATURITY        AVAILABLE FOR SALE
                              ------------------------- -----------------------
                                CARRYING   EST. MARKET   AMORTIZED  EST. MARKET
                                 VALUE        VALUE        COST        VALUE
                              ------------ ------------ ----------- -----------
                                            (FIGURES IN DOLLARS)
Due in one year or less...... $  4,508,714 $  4,505,586 $ 4,563,756 $ 4,595,482
Due after one through five
 years.......................   18,520,170   18,938,541   2,359,610   2,315,041
Due after five years through
 ten years...................  148,949,522  148,696,274  30,766,921  29,544,399
Due after ten years..........            0            0           0           0
  Total......................  171,978,406  172,140,401  37,690,287  36,454,922
Mortgage-backed securities...  120,177,983  115,613,757  37,235,167  35,198,166
                              ------------ ------------ ----------- -----------
  Total...................... $292,156,389 $287,754,158 $74,925,454 $71,653,088
                              ============ ============ =========== ===========

  Proceeds from sales of investments in debt securities during 1994, 1993 and 1992 were approximately $29,241,000, $3,000,000 and $20,298,000, respectively.
Gross gains of approximately $258,000 and $215,000 for 1994 and 1992 and gross losses of $761,000, $15,000 and $31,000 were realized on those sales in 1994, 1993 ,and 1992, respectively.

  Investment securities with a carrying value of $199,032,705 and $132,506,000 at December 31, 1994 and 1993, respectively, were pledged to collateralize deposits and for other purposes required by law.

NOTE C: LOANS

  Major classifications of loans are summarized as follows:

                                                          AT DECEMBER 31
                                       AT MARCH 31   --------------------------
                                           1995          1994          1993
                                       ------------  ------------  ------------
   Real estate mortgages:
     Residential....................   $194,638,988  $196,547,718  $177,058,875
     Commercial.....................     36,280,825    35,603,929    32,914,622
     Farm...........................      7,782,340     7,624,577     7,420,575
   Agricultural loans...............     12,801,805    13,295,398    11,564,058
   Commercial loans.................     69,883,905    67,975,882    58,251,529
   Installment loans to individuals.    196,679,745   188,209,205   154,813,023
   Other loans......................      1,185,092     1,482,066     1,578,387
                                       ------------  ------------  ------------
                                        519,252,700   510,738,775   443,601,069
   Less: Unearned discount..........    (23,871,714)  (27,659,684)  (25,729,899)
     Reserve for possible loan loss-
      es............................     (6,423,564)   (6,281,109)   (5,706,609)
                                       ------------  ------------  ------------
   Net loans........................   $488,957,422  $476,797,982  $412,164,561
                                       ============  ============  ============

  The estimated fair values of loans receivable net of unearned discount at December 31, 1994 and 1993 were $473,655,000 and $420,878,000, respectively.

                  COMMUNITY BANK SYSTEM, INC. AND SUBSIDIARIES

THREE MONTHS ENDED MARCH 31, 1995 AND 1994 (UNAUDITED) AND YEARS ENDED DECEMBER
                          31, 1994, 1993 AND 1992

  Changes in the reserve for possible loan losses are summarized below:

                             THREE MONTHS ENDED MARCH 31         YEAR ENDED DECEMBER 31
                             ----------------------------  -------------------------------------
                                 1995           1994          1994         1993         1992
                             -------------  -------------  -----------  -----------  -----------
   Balance at the beginning
    of year................  $   6,281,109  $   5,706,609  $ 5,706,609  $ 4,982,451  $ 4,312,422
   Provision charged to
    expense................        254,411        239,172    1,702,466    1,506,131    2,726,788
   Loans charged off.......       (297,523)      (337,796)  (1,615,712)  (1,410,390)  (2,601,486)
   Recoveries..............        185,567         99,466      487,746      628,417      544,727
                             -------------  -------------  -----------  -----------  -----------
   Balance at end of year..  $   6,423,564  $   5,707,451  $ 6,281,109  $ 5,706,609  $ 4,982,451
                             =============  =============  ===========  ===========  ===========

  Effective January 1, 1995, the Company adopted FASB Statement No. 114, "Accounting by Creditors for Impairment of a Loan" and related Statement No.118, which had no effect on the Company's financial statements as of and for the three months ended March 31, 1995. At March 31, 1995, the recorded investment in loans for which impairment has been recognized in accordance with SFAS No. 114 totaled $4,203,000, with a corresponding valuation allowance of $1,519,000.

  The Company grants real estate, consumer, and commercial loans to customers throughout New York State.

NOTE D: PREMISES AND EQUIPMENT

  Premises and equipment consist of the following:

                                                             AT DECEMBER 31
                                             AT MARCH 31 -----------------------
                                                1995        1994        1993
                                             ----------- ----------- -----------
     Land and land improvements............. $ 2,258,980 $ 2,253,625 $ 2,089,927
     Bank premises owned....................  12,128,464  11,998,034  11,140,847
     Equipment..............................   8,167,463   7,923,757  10,071,301
                                             ----------- ----------- -----------
       Premises and equipment, gross........  22,554,907  22,175,416  23,302,075
     Less: Allowance for depreciation.......  11,903,363  11,583,906  13,256,293
                                             ----------- ----------- -----------
       Premises and equipment, net.......... $10,651,544 $10,591,510 $10,045,782
                                             =========== =========== ===========

NOTE E: INTANGIBLE ASSETS

  Intangible assets consist of the following:

                                                             AT DECEMBER 31
                                              AT MARCH 31 ---------------------
                                                 1995        1994       1993
                                              ----------- ---------- ----------
     Core deposit intangible................. $  573,400  $  573,400 $  573,400
     Goodwill and other intangibles..........  6,593,203   6,593,203  1,112,340
                                              ----------  ---------- ----------
       Intangible assets, gross..............  7,166,603   7,166,603  1,685,740
     Less: Accumulated amortization..........  1,179,350   1,059,995  1,233,476
                                              ----------  ---------- ----------
       Intangible assets, net................ $5,987,253  $6,106,608 $  452,264
                                              ==========  ========== ==========

                  COMMUNITY BANK SYSTEM, INC. AND SUBSIDIARIES

THREE MONTHS ENDED MARCH 31, 1995 AND 1994 (UNAUDITED) AND YEARS ENDED DECEMBER
                          31, 1994, 1993 AND 1992

NOTE F: DEPOSITS

  Deposits by type are as follows:

                                                            AT DECEMBER 31
                                          AT MARCH 31  -------------------------
                                              1995         1994         1993
                                          ------------ ------------ ------------
     Demand.............................. $101,167,608 $103,006,969 $ 88,644,788
     Savings.............................  308,441,878  306,023,336  308,629,692
     Time................................  312,770,778  270,607,319  191,040,763
                                          ------------ ------------ ------------
       Total deposits.................... $722,380,264 $679,637,624 $588,315,243
                                          ============ ============ ============

  The estimated fair values of deposits at December 31, 1994 and 1993 were approximately $677,087,000 and $589,795,000, respectively.

  At March 31, 1995 and December 31, 1994 and 1993, time certificates of deposit in denominations of $100,000 and greater totaled $71,399,000, $47,783,000 and $22,245,000, respectively.

NOTE G: TERM BORROWINGS

  Outstanding borrowings were as follows:

                                                            AT DECEMBER 31
                                          AT MARCH 31  ------------------------
                                              1995         1994        1993
                                          ------------ ------------ -----------
     Federal funds purchased............. $ 43,765,000 $ 57,300,000 $57,000,000
     Short-term borrowings...............  115,000,000  105,000,000
     Long-term borrowings................      550,000      550,000     550,000
                                          ------------ ------------ -----------
                                          $159,315,000 $162,850,000 $57,550,000
                                          ============ ============ ===========

  All short and long-term borrowings above represent Federal Home Loan Bank advances. These advances are secured by a blanket lien on the Company's residential real estate loan portfolio.

  Borrowings are classified as short-term if their maturity is one year or less. As of year-end 1994 all short-term borrowings were scheduled to mature within 53 days. Long-term borrowings mature in 1996. The interest rate on this borrowing is 4.5%. As of March 31, 1995, all short-term borrowings were scheduled to mature within 24 days.

NOTE H: INCOME TAXES

  Effective January 1, 1993 the Company adopted the provisions of SFAS No. 109 "Accounting for Income Taxes," which requires an asset-liability approach to recognizing the tax effects of temporary differences between tax and financial reporting. In prior years, the Company accounted for the tax effects of timing differences between tax and financial reporting using Accounting Principle Board Opinion Number 11. This change had no significant effect on the 1993 consolidated financial statements.

                  COMMUNITY BANK SYSTEM, INC. AND SUBSIDIARIES

THREE MONTHS ENDED MARCH 31, 1995 AND 1994 (UNAUDITED) AND YEARS ENDED DECEMBER
                          31, 1994, 1993 AND 1992

  The provision (benefit) for income taxes for the years ended December 31 is as follows:

                                                 1994        1993        1992
                                              ----------  ----------  ----------
   Current:
     Federal................................. $4,993,505  $4,542,509  $2,024,798
     State...................................  1,717,768   1,631,979     967,446
   Deferred:
     Federal.................................   (341,226)   (305,383)     60,600
     State...................................   (113,742)   (103,698)     86,395
                                              ----------  ----------  ----------
       Total income taxes.................... $6,256,305  $5,765,407  $3,139,239
                                              ==========  ==========  ==========

  The components of the net deferred tax asset, included in other assets, as of December 31 are as follows:

                                                             1994       1993
                                                          ---------- ----------
   Allowance for loan losses............................. $2,555,480 $1,945,137
   Deferred loan fees....................................    294,470    326,758
   Medical insurance and other reserves..................    176,197    267,184
   Pension and postretirement benefits...................    354,562    157,091
   Investment securities.................................    388,683
                                                          ---------- ----------
   Total deferred tax asset.............................. $3,769,392 $2,696,170
                                                          ---------- ----------
   Investment securities.................................            $1,576,164
   Depreciation..........................................     66,238     87,474
                                                          ---------- ----------
   Total deferred tax liability.......................... $   66,238 $1,663,638
                                                          ---------- ----------
   Net deferred tax asset................................ $3,703,154 $1,032,532
                                                          ========== ==========

  The deferred income taxes in 1992 result from timing differences in the recognition of income and expense for tax and financial statement purposes. The principal timing differences in 1992 were the loan loss provision, accretion on investments and corporate restructuring, which resulted in a deferred tax expense of $146,995 in 1992.

  A reconciliation of the differences between the federal statutory income tax rate and the effective tax rate for the years ended December 31 is shown in the following table:

                               1994   1993   1992
                               ----   ----   ----
   Federal statutory income
    tax rate.................  35.0 % 35.0 % 34.0 %
   Increase (reduction) in
    taxes resulting from:
     Tax-exempt interest.....  (2.8)  (3.8)  (5.7)
     State income taxes, net
      of federal benefit.....   6.4    6.5    6.5
     Alternative minimum tax.                (5.6)
     Other...................  (0.4)  (0.1)   0.3
                               ----   ----   ----
   Effective income tax rate.  38.2 % 37.6 % 29.5 %
                               ====   ====   ====

                  COMMUNITY BANK SYSTEM, INC. AND SUBSIDIARIES

THREE MONTHS ENDED MARCH 31, 1995 AND 1994 (UNAUDITED) AND YEARS ENDED DECEMBER
                          31, 1994, 1993 AND 1992

NOTE I: PENSION PLAN

  The Company has a noncontributory defined benefit pension plan for all eligible employees. The plan is administered by the Trust Department of Community Bank, N.A. under the direction of an appointed retirement board. The policy of the Company is to fund the plan to the extent of its maximum tax deductibility.

  The net periodic pension cost and assumptions used in the accounting for the years ended December 31 were as follows:

                                                1994       1993       1992
                                              ---------  ---------  ---------
   Service cost--benefits earned during the
    year..................................... $ 227,005  $ 199,848  $ 169,430
   Interest cost on projected benefit
    obligation...............................   513,981    477,913    437,131
   Actual return on plan assets..............   164,442   (684,572)  (450,584)
   Administrative expenses...................   101,695     85,971     72,635
   Net amortization and deferral.............  (884,693)      (204)  (224,125)
                                              ---------  ---------  ---------
     Net periodic pension cost............... $ 122,430  $  78,956  $   4,487
                                              =========  =========  =========
   Discount rate.............................       8.0%       7.0%       9.0%
   Expected long term rate of return on
    assets...................................       9.0%       9.0%       9.0%
   Rate of increase in compensation levels...       4.0%       4.0%       5.5%

  The entire amount of unrecognized gains and losses is amortized over the average remaining service lives of the participants on a straight-line basis.

  The following table presents a reconciliation of the plan's funded status at December 31:

                                                         1994         1993
                                                      -----------  -----------
   Actuarial present value of benefit obligations:
     Vested.......................................... $ 5,924,223  $ 6,185,662
     Nonvested.......................................      28,389       37,241
                                                      -----------  -----------
   Accumulated benefit obligation.................... $ 5,952,612  $ 6,222,903
                                                      ===========  ===========
                                                         1994         1993
                                                      -----------  -----------
   Projected benefit obligation...................... $(6,888,795) $(7,317,594)
   Plan assets at fair value.........................   6,996,892    7,623,102
                                                      -----------  -----------
   Plan assets in excess of projected benefit
    obligation.......................................     108,097      305,508
   Unrecognized net loss (gain) from past experience
    different from that assumed and effects of
    changes in assumptions...........................   1,049,638      952,249
   Unrecognized prior service cost, being recognized
    over 17 years....................................    (324,317)    (339,507)
   Unrecognized net asset at date of adoption, being
    recognized over 17 years.........................    (203,517)    (225,760)
                                                      -----------  -----------
   Prepaid pension cost included in other assets..... $   629,901  $   692,490
                                                      ===========  ===========

  The increase in the discount rate from 7% to 8% decreased the projected benefit obligation at December 31, 1994 by $1,007,272.

                  COMMUNITY BANK SYSTEM, INC. AND SUBSIDIARIES

THREE MONTHS ENDED MARCH 31, 1995 AND 1994 (UNAUDITED) AND YEARS ENDED DECEMBER
                          31, 1994, 1993 AND 1992

  Plan assets consist primarily of listed stocks, governmental securities and cash equivalents. The plan is authorized to invest up to 10% of the fair value of its total assets in common stock of Community Bank System, Inc. At December 31, 1994 and 1993, the plan holds 1,160 and 10,660 shares, respectively, of the sponsor company common stock.

  The Company also has an Employee Savings and Retirement Plan, which is administered by the Trust Department of Community Bank, N.A. The Employee Savings and Retirement Plan includes Section 401(k) and Thrift provisions as defined under the Internal Revenue Code. The provisions permit employees to contribute up to 15% of their total compensation on a pre-tax or post-tax basis. The Company's match amounts to 50% on the first 6% contributed. Company contributions to the trust amounted to $460,459, $361,827 and $370,170 in 1994, 1993 and 1992, respectively.

NOTE J: POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

  The Company provides health and life insurance benefits for eligible retired employees and their dependents. An employee becomes eligible for these benefits by satisfying plan provisions which include certain age and/or service requirements. Medical benefits are based on years of service at retirement, with forty years of service being required in order to be fully eligible for benefits. The medical plans pay a stated percentage of medical expenses reduced by deductibles and other coverages. The Medicare supplement policy provides for a $100,000 maximum lifetime benefit. Generally, life insurance benefits are equal to $5,000.

  Effective January 1, 1993 the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". This statement requires that the cost of postretirement benefits be accrued for during the service lives of employees. The Company elected the prospective transition approach and is amortizing the transition obligation over a 20 year period.

  A plan amendment effective January 1, 1994 limits the Company's expense to a maximum of $2,500 per person per year for medical coverage. This has decreased the APBO at January 1, 1994 by approximately $779,000, reducing the remaining unrecognized transition obligation and decreasing the annual expense by approximately $41,000.

  Net periodic postretirement benefit cost at December 31 includes the following components:

                                                                1994     1993
                                                              -------- --------
   Service Cost.............................................. $ 73,200 $ 89,900
   Amortization of transition obligation over 20.1 years.....   61,200  102,000
   Amortization of unrecognized net loss over 19.5 years.....   21,800
   Interest on APBO less interest on expected benefit
    payments.................................................  156,300  180,500
                                                              -------- --------
   Net periodic postretirement benefit cost.................. $312,500 $372,400
                                                              ======== ========

  A 10.5 percent annual rate of increase in the per capita costs of covered health care benefits was assumed for 1994, gradually decreasing to 5.5 percent by the year 2051. Increasing the assumed health care cost trend rates by one percentage point would increase the accumulated postretirement benefit obligation as of December 31, 1994 by $255,000 and increase the aggregate of the service cost and interest cost components of net periodic postretirement benefit cost for 1994 by $26,000. A discount rate of 8% was used to determine the accumulated postretirement benefit obligation.

                  COMMUNITY BANK SYSTEM, INC. AND SUBSIDIARIES

THREE MONTHS ENDED MARCH 31, 1995 AND 1994 (UNAUDITED) AND YEARS ENDED DECEMBER
                          31, 1994, 1993 AND 1992

  The following sets forth the funded status of the plan as of December 31:

                                                         1994         1993
                                                      -----------  -----------
   Accumulated Postretirement Benefit Obligation
    (APBO):
     Retirees........................................ $ 1,047,500  $ 1,117,600
     Fully eligible active plan participants.........      97,400       59,700
     Other active plan participants..................     885,800    1,509,500
                                                      -----------  -----------
       Total APBO....................................   2,030,700    2,686,800
   Plan assets at fair value.........................           0            0
                                                      -----------  -----------
   Accumulated postretirement benefits obligation in
    excess of plan assets............................  (2,030,700)  (2,686,800)
   Unrecognized portion of net obligation at
    transition.......................................   1,108,100    1,948,700
   Unrecognized net loss.............................     458,500      483,300
                                                      -----------  -----------
   Accrued postretirement benefit cost............... $  (464,100) $  (254,800)
                                                      ===========  ===========

NOTE K: INCENTIVE COMPENSATION

  The Company has long-term incentive compensation programs for officers and key employees including incentive stock options (ISO's), restricted stock awards, nonqualified stock options (NQSO's) and warrants, and retroactive stock appreciation rights.

  Incentive stock options and warrants are granted at a price which is not less than market value at the time of the grant and are exercisable within ten years, but no earlier than one year from the date of the grant at dates specified by the Board of Directors of the Company. Retroactive stock appreciation rights may be granted with respect to both ISO's and NQSO's.

  Information with respect to stock options and warrants under the above plans is as follows:

                                                                       NUMBER
                                               NUMBER   OPTION PRICE  OF SHARES
                                              OF SHARES  PER SHARE   EXERCISABLE
                                              --------- ------------ -----------
   Outstanding at December 31, 1991..........  167,790  11.74-21.50    159,143
     Granted.................................   59,000  13.00-25.00
     Exercised...............................   (6,300) 11.74-16.00
     Cancelled...............................   (1,000)       17.50
   Outstanding at December 31, 1992..........  219,490  11.74-25.00    159,990
     Granted.................................    1,000  29.00-30.25
     Exercised...............................  (66,800) 11.74-18.25
   Outstanding at December 31, 1993..........  153,690  11.74-30.25    105,540
     Granted.................................   14,150        28.50
     Exercised...............................  (42,800) 15.50-16.63
   Outstanding at December 31, 1994..........  125,040  15.50-30.25     74,840

  The program also provides for issuance of stock under a restricted stock award plan subject to forfeiture terms as designated by the Board of Directors of the Company. Stock issued under this plan is subject to restrictions as to continuous employment and/or achievement of pre-established financial objectives during the forfeiture period.

                  COMMUNITY BANK SYSTEM, INC. AND SUBSIDIARIES

THREE MONTHS ENDED MARCH 31, 1995 AND 1994 (UNAUDITED) AND YEARS ENDED DECEMBER
                          31, 1994, 1993 AND 1992

  Restricted stock awarded in 1993 amounted to 200 shares. Total expense is determined based on the market value of the stock at the date of grant and is being accrued over the period the restrictions lapse. Expense in 1994, 1993, and 1992 was $2,185, $2,186 and $9,574, respectively.

  There were 130,000 and 46,909 shares available for future grants or awards under the various programs described above at December 31, 1994 and 1993, respectively.

NOTE L: COMMITMENTS, CONTINGENT LIABILITIES AND RESTRICTIONS

  The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit, which involve, to varying degrees, elements of credit risk in excess of the amount recognized in the statement of condition. The contract amount of those commitments to extend credit reflects the extent of involvement the Company has in this particular class of financial instrument. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of the instrument. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

                                                         1994        1993
                                                      ----------- -----------
   Financial instruments whose contract amounts
    represent credit risk at December 31:
     Letters of credit............................... $   507,000 $   847,000
     Commitments to make or purchase loans or to
      extend credit on lines of credit...............  61,525,000  61,296,000
                                                      ----------- -----------
       Total......................................... $62,032,000 $62,143,000
                                                      =========== ===========

  The fair value of these instruments is insignificant.

  Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include residential real estate, income-producing commercial properties, and personal property.

  The Company had unused lines of credit totaling $62,031,000 and $64,452,000 at December 31, 1994 and 1993, respectively.

  The approval of bank regulatory authorities is required before dividends paid by the bank subsidiary during the year can exceed certain prescribed limits. Approximately $17,955,000 is free of limitations at December 31, 1994.

                  COMMUNITY BANK SYSTEM, INC. AND SUBSIDIARIES

THREE MONTHS ENDED MARCH 31, 1995 AND 1994 (UNAUDITED) AND YEARS ENDED DECEMBER
                          31, 1994, 1993 AND 1992

  The Company is required to maintain a reserve balance, as established by the Federal Reserve Bank of New York. The required average total reserve for the 14-day maintenance period ended December 31, 1994 was $11,498,000 of which $3,397,000 was required to be on deposit with the Federal Reserve Bank of New York. The remainder, $8,101,000, was represented by cash on hand.

  The Company is currently being examined by the Internal Revenue Service in connection with tax years 1990 to 1993, and has received certain notices of proposed adjustments. The Company intends to vigorously defend its position with respect to these proposed adjustments and believes the ultimate resolution will not have a material effect on the financial statements.

NOTE M: LEASES

  Rental expense included in operating expenses amounted to $502,312, $474,863, and $735,940 in 1994, 1993 and 1992, respectively.

  The future minimum rental commitments as of December 31, 1994 for all noncancelable operating leases are as follows:

   YEARS ENDING DECEMBER 31:                         BUILDING EQUIPMENT  TOTAL
   -------------------------                         -------- --------- --------
       1995......................................... $331,971  $24,828  $356,799
       1996.........................................  281,451   20,124   301,575
       1997.........................................  177,051   20,124   197,175
       1998.........................................  172,252   18,447   190,699
       1999.........................................  119,318            119,318
       Thereafter...................................  869,232            869,232

NOTE N: BRANCH ACQUISITIONS

  On December 6, 1994 the Company and the Bank signed a Purchase and Assumption Agreement with The Chase Manhattan Bank, N.A. ("Chase"), a wholly owned subsidiary of The Chase Manhattan Corporation, for the acquisition of certain assets and the assumption of certain liabilities by the Bank relating to 15 Chase branch offices located in the Northern, Central, and Finger Lakes regions of New York State. These locations include Norwich, Watertown (2), Boonville, New Hartford, Utica, Skaneateles, Geneva, Pulaski, Seneca Falls, Hammondsport, Canton, Newark (2), and Penn Yan, New York.

  Pursuant to the Agreement, the Bank would assume certain deposit liabilities estimated to be approximately $458 million, purchase certain loans estimated to be approximately $25 million, and purchase at various prices certain real property, furniture and equipment related to the branches having a book value of approximately $3.2 million. The Bank will receive approximately $392 million in cash as consideration for the net deposit liabilities, reflecting a deposit premium of 8.25%, or approximately $38 million. The sale is subject to regulatory approvals and financing arrangements, and is expected to close during the third quarter of 1995. Subject to certain events and conditions, the Agreement requires the Bank to pay Chase between $1,000,000 and $1,850,000 in the event the transaction is not consummated. In conjunction with this acquisition, the Company is expected to effect a public offering in the second or third quarter of 1995 of additional common and preferred stock, principally to offset the resulting dilution of regulatory capital ratios. Results of operations on a pro forma basis are not presented since historical financial information for the branches acquired is not available.

                  COMMUNITY BANK SYSTEM, INC. AND SUBSIDIARIES

THREE MONTHS ENDED MARCH 31, 1995 AND 1994 (UNAUDITED) AND YEARS ENDED DECEMBER
                          31, 1994, 1993 AND 1992

  On June 6, 1994, the Company completed the purchase of three branches from the Resolution Trust Corporation, and on October 28, 1994 the Company acquired a branch from The Chase Manhattan Bank, N.A. These acquisitions have been accounted for as purchases and their results of operations are included in the consolidated financial statements from their respective dates of acquisition. In total the Company received $68 million in cash, consisting of approximately $75 million for the assumption of deposit liabilities less approximately $1 million in assets received and a deposit premium of approximately $6 million. The premium is being amortized on a straight-line basis over 15 years.

NOTE O: SUBSEQUENT EVENT

  On February 21, 1995 the Company adopted a Stockholders Protection Rights Plan and declared a dividend of one right for each outstanding share of common stock. The rights can only be exercised when an individual or group has acquired or attempts to acquire 15% or more of the Company's common stock, if such action the Board of Directors believes is not in the best interest of stockholders. Each right then entitles the holder to acquire common stock having a market value equivalent to two times the stated exercise price. The rights expire in February 2005 and may be redeemed by the Company in whole at a price of $.01 per right.

NOTE P: PARENT COMPANY STATEMENTS

  Community Bank System, Inc. (the Parent Company) contributed to its wholly-owned subsidiary, Community Bank, N.A., substantially all of its assets and liabilities as of January 1, 1992. During 1992, all operating expenses related to these assets and liabilities were recorded by the subsidiary bank.

  The following are the condensed balance sheets, statements of income and statements of cash flows for the Parent Company:

                            CONDENSED BALANCE SHEETS

                                                              DECEMBER 31
                                                        -----------------------
                                                           1994        1993
                                                        ----------- -----------
     Assets:
       Cash and cash equivalents....................... $   723,024 $   161,482
       Investment securities (approximate market value
        of $348,000 and $337,000)......................     348,001     344,644
       Investment in and advances to subsidiaries......  66,058,804  62,225,446
       Other assets....................................         375       2,375
                                                        ----------- -----------
         Total assets.................................. $67,130,204 $62,733,947
                                                        =========== ===========
     Liabilities:
       Accrued liabilities............................. $   840,689 $   747,520
     Shareholders' equity..............................  66,289,515  61,986,427
                                                        ----------- -----------
         Total liabilities and shareholders' equity.... $67,130,204 $62,733,947
                                                        =========== ===========

                  COMMUNITY BANK SYSTEM, INC. AND SUBSIDIARIES

THREE MONTHS ENDED MARCH 31, 1995 AND 1994 (UNAUDITED) AND YEARS ENDED DECEMBER
                          31, 1994, 1993 AND 1992

                         CONDENSED STATEMENTS OF INCOME

                                                 YEARS ENDED DECEMBER 31
                                            -----------------------------------
                                               1994         1993        1992
                                            -----------  ----------  ----------
   Dividends from subsidiaries............  $ 3,160,414  $3,310,544  $2,870,000
   Interest on investments and deposits...        6,465       6,220      10,052
                                            -----------  ----------  ----------
       Total revenues.....................    3,166,879   3,316,764   2,880,052
                                            -----------  ----------  ----------
   Expenses:
     Interest on short-term borrowing.....        2,243                   7,862
     Other expenses.......................        2,374       1,279
                                            -----------  ----------  ----------
       Total expenses.....................        4,617       1,279       7,862
                                            -----------  ----------  ----------
   Income before tax benefit and equity in
    undistributed net income of
    subsidiaries..........................    3,162,262   3,315,485   2,872,190
   Income tax benefit (expense)...........         (706)     (1,857)     (7,730)
                                            -----------  ----------  ----------
   Income before equity in undistributed
    net income of subsidiaries............    3,161,556   3,313,628   2,864,460
   Equity in undistributed net income:
     Subsidiary banks.....................    6,949,905   6,731,475   4,749,000
     Bank-related subsidiaries............       (2,243)   (470,329)   (107,919)
                                            -----------  ----------  ----------
     Net income...........................  $10,109,218  $9,574,774  $7,505,541
                                            ===========  ==========  ==========

                  COMMUNITY BANK SYSTEM, INC. AND SUBSIDIARIES

THREE MONTHS ENDED MARCH 31, 1995 AND 1994 (UNAUDITED) AND YEARS ENDED DECEMBER
                          31, 1994, 1993 AND 1992

                            STATEMENTS OF CASH FLOWS

      INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND NONCASH ACTIVITIES

                                                YEARS ENDED DECEMBER 31
                                          -------------------------------------
                                             1994         1993         1992
                                          -----------  -----------  -----------
   Operating Activities:
     Net income.........................  $10,109,218  $ 9,574,774  $ 7,505,541
     Adjustments to reconcile net income
      to net cash provided by operating
      activities:
       Amortization.....................        2,185        2,186        9,575
       Equity in undistributed net
        income of subsidiaries..........   (6,946,956)  (6,259,289)  (4,641,081)
       Net change in accrued expenses...        2,000      100,679      194,360
                                          -----------  -----------  -----------
   Net Cash Provided By Operating
    Activities..........................    3,166,447    3,418,350    3,068,395
                                          -----------  -----------  -----------
   Investing Activities:
     Purchases of investment securities.       (7,191)      (5,120)      (8,941)
     Net change in loans outstanding....                                250,000
     Capital contributions to
      subsidiaries......................                (1,152,730)    (113,300)
                                          -----------  -----------  -----------
   Net Cash Provided (Used) By Investing
    Activities..........................       (7,191)  (1,157,850)     127,759
                                          -----------  -----------  -----------
   Financing Activities:
     Net change in loans to
      subsidiaries......................                   (66,548)    (908,904)
     Net change in borrowings from
      subsidiaries......................                                  4,685
     Issuance (retirement) of common
      stock.............................      560,457      553,809       80,328
     Cash dividends.....................   (3,158,171)  (2,840,466)  (2,421,284)
                                          -----------  -----------  -----------
   Net Cash (Used) By Financing
    Activities..........................   (2,597,714)  (2,353,205)  (3,245,175)
                                          -----------  -----------  -----------
   Change In Cash And Cash Equivalents..      561,542      (92,705)     (49,021)
     Cash and cash equivalents at
      beginning of year.................      161,482      254,187      303,208
                                          -----------  -----------  -----------
   CASH AND CASH EQUIVALENTS AT END OF
    YEAR................................  $   723,024  $   161,482  $   254,187
                                          ===========  ===========  ===========
   SUPPLEMENTAL DISCLOSURES OF CASH FLOW
    INFORMATION:
     Cash Paid For Interest.............  $     2,243               $     7,311
                                          ===========  ===========  ===========
     Cash Paid For Income Taxes.........                            $    22,692
                                          ===========  ===========  ===========
   SUPPLEMENTAL DISCLOSURE OF NONCASH
    INVESTING ACTIVITIES:
     Gross change in unrealized net
      gains and (losses) on available
      for sale securities...............  $(5,426,534) $ 2,164,046
                                          ===========  ===========  ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                SUPPLEMENTARY CONSOLIDATED FINANCIAL INFORMATION
                                  (UNAUDITED)

                                            THREE MONTHS ENDED
                          -------------------------------------------------------
                          MARCH 31, JUNE 30, SEPTEMBER 30, DECEMBER 31, MARCH 31,
                            1994      1994       1994          1994       1995
                          --------- -------- ------------- ------------ ---------
                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net interest income.....   $9,074    $9,631     $10,212      $10,528     $10,426
Provision for loan loss-
 es.....................      239       422         316          725         254
                           ------    ------     -------      -------     -------
Net interest income af-
 ter provision for loan
 losses.................    8,835     9,209       9,896        9,803      10,172
Total other income......    1,229     1,383       1,613          895       1,397
Total other expenses....    6,256     6,339       6,970        6,933       7,024
                           ------    ------     -------      -------     -------
Income before income
 tax....................    3,808     4,253       4,539        3,765       4,545
Income tax..............    1,408     1,604       1,826        1,418       1,793
                           ------    ------     -------      -------     -------
Net income..............   $2,400    $2,649     $ 2,713      $ 2,347     $ 2,752
Earnings per share......    $0.85     $0.94       $0.96        $0.84       $0.98
                           ======    ======     =======      =======     =======
                                            THREE MONTHS ENDED
                          -------------------------------------------------------
                          MARCH 31, JUNE 30, SEPTEMBER 30, DECEMBER 31, MARCH 31,
                            1993      1993       1993          1993       1994
                          --------- -------- ------------- ------------ ---------
                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net interest income.....   $9,260    $9,101     $ 9,309      $ 9,239     $ 9,074
Provision for loan loss-
 es.....................      407       375         464          260         239
                           ------    ------     -------      -------     -------
Net interest income af-
 ter provision for loan
 losses.................    8,853     8,726       8,845        8,979       8,835
Total other income......    1,091     1,085       1,413        1,175       1,229
Total other expenses....    6,146     5,949       6,308        6,424       6,256
                           ------    ------     -------      -------     -------
Income before income
 tax....................    3,798     3,862       3,950        3,730       3,808
Income tax..............    1,419     1,433       1,484        1,429       1,408
                           ------    ------     -------      -------     -------
Net income..............   $2,379    $2,429     $ 2,466      $ 2,301     $ 2,400
Earnings per share......    $0.86     $0.87       $0.88        $0.82       $0.85
                           ======    ======     =======      =======     =======

  SCHEDULE OF LIABILITIES TO BE ASSUMED AND ASSETS TO BE ACQUIRED BY COMMUNITY
                                   BANK, N.A.

                              MARCH 31, 1995

                                  (UNAUDITED)

  The following unaudited schedule of liabilities to be assumed and assets to be acquired by Community Bank, N.A. in connection with the Acquisition has been derived from the accounting records of The Chase Manhattan Bank, N.A. as of March 31, 1995, and should be read in conjunction with "The Acquisition --
 Unaudited Pro forma Financial Information".

Liabilities to be assumed by Community Bank, N.A.:
  Deposits
    Non-interest-bearing........................................... $ 41,182,911
    Interest-bearing...............................................  409,692,727
                                                                    ------------
      Total deposits...............................................  450,875,638
  Accrued interest payable.........................................    1,957,520
                                                                    ------------
      Total liabilities to be assumed by Community Bank, N.A....... $452,833,158
                                                                    ============
Assets to be acquired by Community Bank, N.A.:
  Cash............................................................. $  5,426,194
  Loans
    Commercial business............................................   12,771,244
    Commercial real estate.........................................    9,714,481
    Other..........................................................    2,749,379
                                                                    ------------
      Total loans..................................................   25,235,104
  Premises and equipment, net......................................    3,029,452
  Accrued interest receivable......................................      160,421
                                                                    ------------
      Total assets to be acquired by Community Bank, N.A........... $ 33,851,171
                                                                    ============

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                ---------------

                               TABLE OF CONTENTS

Available Information......................................................   3
Incorporation of Certain Information by Reference..........................   3
Prospectus Summary.........................................................   4
Risk Factors...............................................................   8
The Company................................................................  14
The Acquisition............................................................  14
Use of Proceeds............................................................  23
Capitalization.............................................................  24
Market for Common Stock and Dividends......................................  25
Selected Consolidated Financial Information................................  26
Management's Discussion and Analysis of Financial Condition and Results of
 Operations................................................................  27
Business...................................................................  39
Management.................................................................  52
Security Ownership of Certain Beneficial Owners and Management.............  55
Certain Regulatory Considerations..........................................  56
Description of Capital Stock...............................................  60
Underwriting...............................................................  66
Legal Matters..............................................................  67
Experts....................................................................  67
Index to Consolidated Financial Statements................................. F-1

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCOR-PORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMA-TION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITA-TION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE REGISTERED SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                          750,000 SHARES COMMON STOCK

                           90,000 SHARES CUMULATIVE
                          PERPETUAL PREFERRED STOCK,
                                 SERIES A

                                     LOGO

                                COMMUNITY BANK
                                 SYSTEM, INC.

                                ---------------

                                  PROSPECTUS

                                ---------------

                                M.A. SCHAPIRO
                                  & CO., INC.

                                 FIRST ALBANY
                                  CORPORATION

                                        , 1995

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

              PART II: INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The estimated expenses in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions, are as follows:

     Securities and Exchange Commission Registration Fee............ $11,329.75
     National Association of Securities Dealers Filing Fee.......... $ 3,785.63
     Blue Sky Registration Fees..................................... $
     Legal Fees..................................................... $
     Accounting Fees................................................ $
     Transfer Agent and Registrar................................... $
     Printing, Postage and Handling Expenses........................ $
     Miscellaneous Expenses......................................... $
                                                                     ----------
       Total........................................................ $
                                                                     ==========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Community Bank System, Inc. (the "Company") is a Delaware corporation.
Section 145 of the General Corporation Law of the State of Delaware ("DGCL") provides that a Delaware corporation has the power to indemnify its officers and directors in certain circumstances.

  Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director or officer had no cause to believe his or her conduct was unlawful.

  Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any director of officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action was brought shall determine that despite the adjudication of liability but in view of all the circumstances, such director or officer is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

  Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation shall have power to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

  Article 9 of the Company's Certificate of Incorporation provides that the Company's directors shall not be liable to the Corporation or its shareholders for monetary damages as a result of breach of fiduciary duty, except for liability for breach of a director's duty of loyalty, for acts not undertaken in good faith, for a transaction from which a director derives a personal benefit, or for liability arising under Section 174 of the General Corporation Law.

  Article 8 of the Bylaws of the Company provides that the Company shall indemnify any person made, or threatened to be made, a party to an action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Corporation.

ITEM 17. EXHIBITS

  The following exhibits are filed as part of this Registration Statement:

 EXHIBIT NUMBER                      DESCRIPTION OF EXHIBIT
 --------------                      ----------------------
      1.1       Form of Underwriting Agreement among the Company, M.A. Schapiro
                 & Co., Inc., and First Albany Corporation relating to the Com-
                 mon Stock.*
      1.2       Form of Underwriting Agreement between the Company and M.A.
                 Schapiro & Co., Inc. relating to the Preferred Stock.*
      3.1       Certificate of Incorporation of the Company.
      3.2       Bylaws of the Company.
      4.1       Certificate of the Powers, Designations, Preferences and Rights
                 of the Cumulative Perpetual Preferred Stock, Series A.*
      5         Opinion of Bond, Schoeneck & King, LLP as to the validity of the shares of the Registrant's common stock being registered.*
      7         Opinion of Bond, Schoeneck & King, LLP as to Liquidation Pref-
                 erences on Series A Preferred Stock (to be included in Exhibit
                 5).*
     10.01      Purchase and Assumption Agreement dated December 6, 1994 among the Bank, the Company and The Chase Manhattan Bank, N.A.+
     10.02      First Amendment dated April 4, 1995 to Purchase and Assumption
                 Agreement among the Bank, the Company and The Chase Manhattan
                 Bank, N.A.+
     10.03      Employment Agreement dated January 1, 1995 between the Company and Mr. Belden.*
     10.04      Form of Employment Agreements between the Company and Messrs.
                 Wears, Patton and Wallace.*
     10.05      1994 Long-term Incentive Compensation Program, previously filed with the Commission on March 18, 1994 as Exhibit A to the
                 Company's Definitive Proxy Statement for 1994 Annual Meeting
                 of Shareholders, and incorporated herein by reference.
     10.06      Stockholder Protection Rights Agreement dated February 21, 1995 between the Company and the Bank, previously filed with the
                 Commission on February 27, 1995 as Exhibit 1 to the Company's
                 Registration Statement on Form 8-A (No. 1-11431), and incorpo-
                 rated herein by reference.
     12         Statement regarding computation of ratios (as amended).
     23.01      Consent of Bond, Schoeneck & King, LLP (to be included in Ex-
                 hibit 5).*
     23.02      Consent of Coopers & Lybrand L.L.P. (as amended).
     24         Power of Attorney.+

- --------
* To be filed by amendment.

+ Previously filed.

ITEM 18. UNDERTAKINGS

  (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (c) The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Syracuse, New York on this 30th day of May, 1995.

                                          COMMUNITY BANK SYSTEM, INC.

                                                   /s/ Sanford A. Belden
                                          By: _________________________________
                                             Sanford A. Belden, President and
                                                            CEO

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

       SIGNATURE                  TITLE                  DATE
       ---------                  -----                  ----
 /s/ Sanford A. Belden Director, President and CEO   May 30, 1995
 _____________________
   SANFORD A. BELDEN

           *                    Treasurer            May 30, 1995
 _____________________
   DAVID G. WALLACE

           *              Chairman of the Board      May 30, 1995
 _____________________
   EARL W. MACARTHUR

           *                     Director            May 30, 1995
 _____________________
  WILLIAM D. STALDER

           *                     Director            May 30, 1995
 _____________________
  NICHOLAS A. DICERBO

           *                     Director            May 30, 1995
 _____________________
    LEE T. HIRSCHEY

           *                     Director            May 30, 1995
 _____________________
  DAVID C. PATTERSON

           *                     Director            May 30, 1995
 _____________________
  RICHARD C. CUMMINGS

           *                     Director            May 30, 1995
 _____________________
  WILLIAM M. DEMPSEY

           *                     Director            May 30, 1995
 _____________________
   WILLIAM N. SLOAN

           *                     Director            May 30, 1995
 _____________________
    JOHN M. BURGESS

           *                     Director            May 30, 1995
 _____________________
   JAMES A. GABRIEL
                                 Director
 _____________________
    HUGH G. ZIMMER

           *                     Director            May 30, 1995
 _____________________
   BENJAMIN FRANKLIN

 *By: /s/ Sanford A. Belden
     ----------------------
      SANFORD A. BELDEN,
       ATTORNEY-IN-FACT

                            GRAPHICS APPENDIX LIST

PAGE WHERE
GRAPHIC
APPEARS                     DESCRIPTION OF GRAPHIC OR CROSS REFERENCE
- --------------------------------------------------------------------------------
TX 2            Map of New York State depicting location of the Bank's current branch facilities, and branch facilities to be acquired from The
                Chase Manhattan Bank, N.A.
- --------------------------------------------------------------------------------
TX 29           GAP MATURITY MATRIX (PAGE 29):

                    The Gap Maturity Matrix contains a diagonal band of bold
                face numbers in boxes. These numbers include each amount and yield figure for which the repricing intervals for "Sources of Funds" and Uses of Funds" are identical.

                                 EXHIBIT INDEX

 EXHIBIT NUMBER                DESCRIPTION OF EXHIBIT                  PAGE NO.
 --------------                ----------------------                  --------
      1.1       Form of Underwriting Agreement among the Company,
                 M.A. Schapiro & Co., Inc., and First Albany Corpo-
                 ration relating to the Common Stock.*
      1.2       Form of Underwriting Agreement between the Company
                 and M.A. Schapiro & Co., Inc. relating to the Pre-
                 ferred Stock.*
      3.1       Certificate of Incorporation of the Company.
      3.2       Bylaws of the Company.
      4.1       Certificate of the Powers, Designations, Preferences
                 and Rights of the Cumulative Perpetual Preferred
                 Stock, Series A.*
      5         Opinion of Bond, Schoeneck & King, LLP as to the va-
                 lidity of the shares of the Registrant's common
                 stock being registered.*
      7         Opinion of Bond, Schoeneck & King, LLP as to Liqui-
                 dation Preferences on Series A Preferred Stock (to
                 be included in Exhibit 5).*
     10.01      Purchase and Assumption Agreement dated December 6,
                 1994 among the Bank, the Company and The Chase Man-
                 hattan Bank, N.A.+
     10.02      First Amendment dated April 4, 1995 to Purchase and
                 Assumption Agreement among the Bank, the Company
                 and The Chase Manhattan Bank, N.A.+
     10.03      Employment Agreement dated January 1, 1995 between
                 the Company and Mr. Belden.*
     10.04      Form of Employment Agreements between the Company
                 and Messrs. Wears, Patton and Wallace.*
     10.05      1994 Long-term Incentive Compensation Program,
                 previously filed with the Commission on March 18,
                 1994 as Exhibit A to the Company's Definitive Proxy
                 Statement for 1994 Annual Meeting of Shareholders,
                 and incorporated herein by reference.
     10.06      Stockholder Protection Rights Agreement dated Febru-
                 ary 21, 1995 between the Company and the Bank, pre-
                 viously filed with the Commission on February 27,
                 1995 as Exhibit 1 to the Company's Registration
                 Statement on Form 8-A (No. 1-11431), and incorpo-
                 rated herein by reference.
     12         Statement regarding computation of ratios (as amend-
                 ed).
     23.01      Consent of Bond, Schoeneck & King, LLP (to be in-
                 cluded in Exhibit 5).*
     23.02      Consent of Coopers & Lybrand L.L.P. (as amended).
     24         Power of Attorney.+

- --------
* To be filed by amendment.

+ Previously filed.